Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Four Seasons Hotels Inc. posts results for three months ended and year ended December 31, 2006

    TORONTO, March 12 /CNW/ - Four Seasons Hotels Inc. (TSX Symbol "FSH";
NYSE Symbol "FS") today released its results for the three months ended and year ended December 31, 2006. The attached 2006 Management's Discussion and
Analysis for the year ended December 31, 2006 and unaudited consolidated financial statements for the three months ended and year ended December 31,
2006 form a part of this news release.
    The Company's 2006 Management's Discussion and Analysis, audited consolidated financial statements for the years ended December 31, 2006 and
2005 and audited reconciliation to United States generally accepted accounting principles for the years ended December 31, 2006 and 2005 are available on the
Company's website at www.fourseasons.com. In addition, these documents will be available at the Canadian SEDAR website at www.sedar.com and at the U.S.
Securities and Exchange Commission's website at www.sec.gov.

    Endnotes can be found at the end of this news release.

    Highlights of the Three Months ended and Year ended December 31, 2006(A)

    As more fully disclosed in the Company's unaudited consolidated financial statements and Management's Discussion and Analysis, for the three months ended and year ended December 31, 2006, as compared to the same periods in
2005:

    Hotel and Resort Operating Results:

    <<
    -   For the three months ended December 31, 2006, RevPAR(B) increased at our worldwide Core Hotels(C) by 13.9% and at our US Core Hotels by
        8.4%. For the year ended December 31, 2006, RevPAR increased at our worldwide Core Hotels by 11.8% and at our US Core Hotels by 10.2%.

    -   For the three months ended December 31, 2006, gross operating margins(D) increased at our worldwide Core Hotels by 310 basis points to 32.5%, and at our US Core Hotels, gross operating margins increased by 190 basis points to 30.2%. For the year ended
        December 31, 2006, gross operating margins increased at our worldwide
        Core Hotels by 220 basis points to 32.4%, and at our US Core Hotels gross operating margins increased by 180 basis points to 30.4%.

    -   For the three months ended December 31, 2006, revenues under management increased 18.5% to $801.6 million from $676.7 million. For the year ended December 31, 2006, revenues under management increased
        15.0% to $2.9 billion from $2.6 billion.

    Company Operating Results:

    -   At December 31, 2006, we had approximately 18,025 rooms under management, as compared to approximately 17,300 rooms at December 31,
        2005.

    -   As a result of improved results at properties under our management and, to a lesser extent, an increase in the number of rooms under management, hotel management fees increased 31.7% in the three months ended December 31, 2006. For the year ended December 31, 2006, hotel management fees increased 22.8%.

    -   Base fees increased 16.6% to $22.4 million in the three months ended
        December 31, 2006 and 13.7% to $83.8 million for the year ended
        December 31, 2006, principally as a result of RevPAR improvements at our worldwide Core Hotels and the contribution from recently opened properties under management.

    -   As a result of improved profitability and the addition of new properties under our management, incentive fees increased 79.9% to
        $10.8 million for the three months ended December 31, 2006 and 47.7%
        to $40.0 million for the year ended December 31, 2006.

    -   Other fees improved 3.9% for the three months ended December 31, 2006 to $4.2 million and improved 24.7% to $17.5 million for the year ended December 31, 2006, primarily as a result of an increase in branded residential royalty fees, which vary from period to period based on, among other things, the volume of sales closing in those periods; these fluctuations may be significant.

    -   General and administrative expenses increased 10.3% to $18.4 million for the three months ended December 31, 2006, and 7.4% to
        $62.4 million for the year ended December 31, 2006.

    -   Operating earnings before other items(E) increased 57.8% to
        $19.3 million for the three months ended December 31, 2006, and 42.7%
        to $80.1 million for the year ended December 31, 2006.

    -   For the three months ended December 31, 2006, net earnings were
        $16.9 million ($0.45 basic earnings per share and $0.44 diluted earnings per share), compared to a net loss of $37.8 million
        ($1.03 basic and diluted loss per share) for the three months ended
        December 31, 2005. For the three months ended December 31, 2005, net loss included foreign exchange losses, asset provisions and write downs, and expenses related to the conversion of a defined benefit plan to a defined contribution retirement plan totaling approximately
        $56.8 million.

    -   For the year ended December 31, 2006, net earnings were $50.3 million
        ($1.36 basic earnings per share and $1.33 diluted earnings per share), as compared to net loss of $28.2 million for the same period in 2005 ($0.77 basic and diluted loss per share). For the year ended
        December 31, 2005, net loss included foreign exchange losses, asset provisions and write downs, and expenses related to the conversion of a defined contribution retirement plan totaling approximately
        $89.2 million.
    >>

    Going Private Transaction

    On February 12, 2007, the Company announced that it has entered into a definitive acquisition agreement to implement the previously announced proposal to take the Company private at a price of $82.00 cash per Limited
Voting Share. Following completion of the transaction, Four Seasons would be owned by affiliates of Cascade Investment, L.L.C. (an entity owned by William
H. Gates III), Kingdom Hotels International (a company owned by a trust created for the benefit of His Royal Highness Prince Alwaleed Bin Talal Bin
Abdulaziz Alsaud and his family), and Isadore Sharp.

    A meeting of shareholders to consider the proposed transaction is anticipated to take place in April 2007, in Toronto. A management information circular relating to that meeting is currently expected to be mailed on or about the week of March 12, 2007, to shareholders of record on February 28,
2007, and has been filed with the United States Securities and Exchange
Commission and the Canadian Securities Administrators. It is anticipated that the transaction, if approved by shareholders, will be completed in the second quarter of 2007.

    <<
    Endnotes
    ----------------------

    (A)    All amounts disclosed in this news release are in US dollars unless otherwise noted.

    (B)    RevPAR is defined as average room revenue per available room. It is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP. It is, therefore, unlikely to be comparable to similar measures presented by other issuers. We use
           RevPAR because it is a commonly used indicator of market
           performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of
           comparable properties. Our calculation of RevPAR may be different than the calculation used by other lodging companies.

    (C)    The term "Core Hotels" means hotels and resorts under management for the full year of both 2006 and 2005. However, if a "Core
           Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the
           operation of the property in that year, it ceases to be included as a "Core Hotel" in either year. Changes from the 2005/2004 Core
           Hotels are the additions of Four Seasons Resort Scottsdale at
           Troon North, Four Seasons Resort Whistler, Four Seasons Resort
           Costa Rica at Peninsula Papagayo, Four Seasons Hotel Gresham
           Palace Budapest, Four Seasons Resort Provence at Terre Blanche and
           Four Seasons Hotel Cairo at Nile Plaza, and the deletion of The
           Regent Kuala Lumpur.

    (D)    Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

    (E)    Operating earnings before other items is equal to net earnings
           (loss), plus (i) income tax expense less (ii) income tax recovery plus (iii) interest expense less (iv) interest income plus (v)
           other expenses less (vi) other income plus (vii) depreciation and amortization. Operating earnings before other items is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP. It is, therefore, unlikely to be comparable to similar measures presented by other issuers. We consider operating earnings before other items to be a meaningful indicator of operations and use it as a measure to assess our operating performance. It is included because we believe it can be useful in measuring our ability to service debt, fund capital expenditures and expand our business. Operating earnings before other items is also used by investors, analysts and our lenders as a measure of our financial performance.
    >>

    This document contains "forward-looking statements" within the meaning of applicable securities laws, including RevPAR, profit margin and earning trends; statements concerning the number of lodging properties expected to be added in this and future years; expected investment spending; similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts; and statements relating to the proposal to take Four Seasons Hotels Inc. private and anticipated financial results. Various factors and assumptions were applied or taken into consideration in arriving at these statements, which do not take into account the effect that non-recurring or other special items announced after the statements are made may have on our business. These statements are not guarantees of future performance and, accordingly, you are cautioned not to place undue reliance on these statements. These statements are subject to numerous risks and uncertainties, including those described in our annual information form and in this document. (See discussion under "Operating Risks"
in our Annual Information Form at page 17, and in our Management's Discussion and Analysis for the year ended December 31, 2006 at page 55.) Those risks and uncertainties include adverse factors generally encountered in the lodging industry; the risks associated with world events, including war, terrorism, international conflicts, natural disasters, extreme weather conditions and infectious diseases; general economic conditions, fluctuations in relative exchange rates of various currencies, supply and demand changes for hotel rooms and residential properties, competitive conditions in the lodging industry, the risks associated with our ability to maintain and renew management agreements and expand the portfolio of properties that we manage, relationships with clients and property owners and the availability of capital to finance growth. Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf. In addition, actual results and developments relating to the proposal may differ materially from those contemplated by the statements herein, due to, among other things, the risks that the parties will not proceed with the transaction, that the terms of the transaction will differ from those that currently are contemplated, and that the transaction will not be successfully completed for any reason (including the failure to obtain the required approvals or clearances from regulatory authorities and the timing of completion). All forward-looking statements in this document are qualified by these cautionary statements. These statements are made as of the date of this document and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of Four Seasons Hotels Inc., its financial or operating results or its securities or any of the properties that we manage or in which we may have an interest.

    <<

    FOUR SEASONS HOTELS INC.
    CONSOLIDATED STATEMENTS OF OPERATIONS

    (Unaudited)                     Three months ended        Years ended
    (In thousands of US dollars         December 31,          December 31,
     except per share amounts)        2006       2005       2006       2005
    -------------------------------------------------------------------------

    Revenues:
      Hotel management fees       $  33,243  $  25,239  $ 123,866  $ 100,841
      Other fees                      4,216      4,057     17,521     14,048
      Hotel ownership revenues        8,633      7,505     33,374     65,475
      Reimbursed costs               23,674     21,697     78,664     67,974
                                 --------------------------------------------

                                     69,766     58,498    253,425    248,338
                                 --------------------------------------------

    Expenses:
      General and administrative
       expenses                     (18,361)   (16,653)   (62,428)   (58,148)
      Hotel ownership cost of
       sales and expenses            (8,398)    (7,897)   (32,212)   (66,086)
      Reimbursed costs              (23,674)   (21,697)   (78,664)   (67,974)
                                 --------------------------------------------

                                    (50,433)   (46,247)  (173,304)  (192,208)
                                 --------------------------------------------

    Operating earnings before
     other items                     19,333     12,251     80,121     56,130

    Depreciation and amortization    (4,723)    (2,675)   (14,598)   (11,187)
    Other income (expenses),
     net (note 5)                     3,184    (56,789)    (3,811)   (89,208)
    Interest income                   6,483      5,156     22,405     16,746
    Interest expense                 (3,551)    (3,144)   (14,910)   (11,545)
                                 --------------------------------------------

    Earnings (loss) before income
     taxes                           20,726    (45,201)    69,207    (39,064)
                                 --------------------------------------------

    Income tax recovery
     (expense) (note 6):
      Current                        (3,246)    (1,523)   (13,415)    (1,912)
      Future                           (601)     8,954     (5,505)    12,753
                                 --------------------------------------------

                                     (3,847)     7,431    (18,920)    10,841
                                 --------------------------------------------

    Net earnings (loss)           $  16,879  $ (37,770) $  50,287  $ (28,223)
                                 --------------------------------------------
                                 --------------------------------------------

    Basic earnings (loss) per
     share (note 4(a))            $    0.45  $   (1.03) $    1.36  $   (0.77)
                                 --------------------------------------------
                                 --------------------------------------------

    Diluted earnings (loss) per
     share (note 4(a))            $    0.44  $   (1.03) $    1.33  $   (0.77)
                                 --------------------------------------------
                                 --------------------------------------------

    See accompanying notes to consolidated financial statements.

    FOUR SEASONS HOTELS INC.
    CONSOLIDATED BALANCE SHEETS

                                                      As at         As at
    (Unaudited)                                    December 31,  December 31,
    (In thousands of US dollars)                       2006          2005
    -------------------------------------------------------------------------

    ASSETS

    Current assets:
      Cash and cash equivalents                    $   358,949   $   242,178
      Receivables                                       67,397        69,690
      Inventory                                          6,096         7,326
      Prepaid expenses                                   3,346         2,950
                                                  ---------------------------

                                                       435,788       322,144

    Long-term receivables                              153,224       175,374
    Investments in hotel partnerships and
     corporations (note 2)                              65,552        99,928
    Fixed assets                                        81,490        64,850
    Investment in management contracts                 187,861       164,932
    Investment in trademarks                             4,224         4,210
    Future income tax assets                             9,099        14,439
    Other assets                                        54,729        34,324
                                                  ---------------------------

                                                   $   991,967   $   880,201
                                                  ---------------------------
                                                  ---------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Current liabilities:
      Accounts payable and accrued liabilities     $    74,307   $    54,797
      Long-term obligations due within one year          2,350         4,853
                                                  ---------------------------

                                                        76,657        59,650

    Long-term obligations (note 3)                     266,835       273,825
    Shareholders' equity (note 4):
      Capital stock                                    287,576       250,430
      Convertible notes                                 36,920        36,920
      Contributed surplus                               11,881        10,861
      Retained earnings                                207,600       160,741
      Equity adjustment from foreign currency
       translation                                     104,498        87,774
                                                  ---------------------------

                                                       648,475       546,726
    Subsequent event (note 10)
                                                  ---------------------------

                                                   $   991,967   $   880,201
                                                  ---------------------------
                                                  ---------------------------

    See accompanying notes to consolidated financial statements.

    FOUR SEASONS HOTELS INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                    Three months ended        Years ended
    (Unaudited)                         December 31,          December 31,
    (In thousands of US dollars)      2006       2005       2006       2005
    -------------------------------------------------------------------------
    Cash provided by (used in):

    Operating activities:
      Net earnings (loss)         $  16,879  $ (37,770) $  50,287  $ (28,223)
      Items not affecting cash:
        Stock-based compensation
         expense                      3,613        839      5,255      2,333
        Depreciation and
         amortization                 4,723      2,675     14,598     11,187
        Foreign exchange loss
         (gain)                      (7,976)     4,778     (1,343)    24,632
        Gain on disposition of
         assets                        (620)    (9,015)      (620)    (3,175)
        Loss on retirement benefit
         plan transition                  -     35,467          -     35,467
        Provision for loss            2,712     25,559      3,074     32,284
        Future income tax expense
         (recovery)                     601     (8,954)     5,505    (12,753)
        Other                           102      3,482      1,291      4,969
      Amount paid relating to
       partial termination of
       currency and interest rate
       swap (note 3)                (21,000)         -    (21,000)         -
      Amount paid relating to
       retirement benefit plan
       transition                         -    (36,029)         -    (36,029)
      Changes in non-cash working
       capital                       21,407      9,061     20,925     (4,215)
                                 --------------------------------------------

    Cash provided by (used in)
     operating activities            20,441     (9,907)    77,972     26,477
                                 --------------------------------------------

    Investing activities:
      Advances of long-term
       receivables                   (3,787)    (6,216)   (25,568)   (44,865)
      Receipt of long-term
       receivables                   50,900     15,159     65,336     34,561
      Investments in hotel
       partnerships and
       corporations                     510      2,081       (190)    (8,732)
      Disposal of hotel
       partnerships and
       corporations                  15,873     11,935     16,580     24,607
      Purchase of fixed assets       (6,034)    (5,885)   (22,182)   (18,706)
      Investments in trademarks
       and management contracts        (655)    11,148    (17,506)    10,473
      Other assets                   (3,357)       288     (9,883)    (7,614)
                                 --------------------------------------------

    Cash provided by (used in)
     investing activities            53,450     28,510      6,587    (10,276)
                                 --------------------------------------------

    Financing activities:
      Long-term obligations,
       including current portion       (323)     1,259     (3,099)        39
      Issuance of shares             30,669         54     36,305      7,046
      Dividends paid                      -          -     (3,378)    (3,142)
                                 --------------------------------------------

    Cash provided by financing
     activities                      30,346      1,313     29,828      3,943
                                 --------------------------------------------

    Increase in cash and cash
     equivalents                    104,237     19,916    114,387     20,144
    Increase (decrease) in cash
     and cash equivalents due to
     unrealized foreign exchange
     gain (loss)                        470        790      2,384     (4,343)
    Cash and cash equivalents,
     beginning of period            254,242    221,472    242,178    226,377
                                 --------------------------------------------

    Cash and cash equivalents,
     end of period                $ 358,949  $ 242,178  $ 358,949  $ 242,178
                                 --------------------------------------------
                                 --------------------------------------------
    Supplementary information:
      Interest received           $   8,061  $   8,127  $  21,186  $  18,576
      Interest paid                    (101)      (140)    (6,172)    (5,056)
      Income taxes received
       (paid), net                    1,146        521       (979)    (6,376)

    See accompanying notes to consolidated financial statements.

    FOUR SEASONS HOTELS INC.
    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

    (Unaudited)                                      Years ended December 31,
    (In thousands of US dollars)                       2006          2005
    -------------------------------------------------------------------------

    Retained earnings, beginning of year           $   160,741   $   192,129
    Net earnings (loss)                                 50,287       (28,223)
    Dividends declared                                  (3,428)       (3,165)
                                                  ---------------------------

    Retained earnings, end of year                 $   207,600   $   160,741
                                                  ---------------------------
                                                  ---------------------------

    See accompanying notes to consolidated financial statements.

    FOUR SEASONS HOTELS INC.
    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

    (Unaudited)
    (In thousands of US dollars except per share amounts)
    -------------------------------------------------------------------------

    In these interim consolidated financial statements, the words, "we",
    "us", "our", and other similar words are references to Four Seasons
    Hotels Inc. ("FSHI") and its consolidated subsidiaries. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with our most recently prepared annual consolidated financial statements for the year ended
    December 31, 2005.

    1.  Significant accounting policies:

        The significant accounting policies used in preparing these interim consolidated financial statements are consistent with those used in preparing our annual consolidated financial statements for the year ended December 31, 2005, except as disclosed below:

        (a)   Non-monetary transactions:
              In June 2005, The Canadian Institute of Chartered Accountants
              ("CICA") issued Section 3831, "Non-Monetary Transactions", which introduces new requirements for non-monetary transactions initiated on or after January 1, 2006. The amended requirements will result in non-monetary transactions being measured at fair values unless certain criteria are met, in which case, the transaction is measured at carrying value. The implementation of Section 3831, on a prospective basis for transactions
              initiated on or after January 1, 2006, did not have any impact on our consolidated financial statements for the three months and the year ended December 31, 2006.

        (b)   Financial instruments:
              In January 2005, the CICA issued three new accounting standards related to financial instruments: Section 3855, "Financial
              Instruments - Recognition and Measurement", Section 3865,
              "Hedges", and Section 1530, "Comprehensive Income". These new
              standards are effective for fiscal years beginning on or after
              October 1, 2006. Section 3855 prescribes when a financial
              instrument is to be recognized on the balance sheet and at what amount, and also specifies how financial instrument gains and losses are to be presented. Section 3865 provides additional accounting treatments to Section 3855 for entities, which
              choose to designate qualifying transactions as hedges for
              accounting purposes, by specifying how hedge accounting is applied and the required disclosures. It also defines a fair value hedge, a cash flow hedge and a hedge of a net investment in a self-sustaining foreign operation and provides guidance on how to account for each. In addition, it requires that any ineffectiveness in a hedging relationship be recorded
              immediately in income. Section 1530 introduces a new
              requirement to present certain revenues, expenses, gains and losses, which may include the impact of certain financial
              instruments, that otherwise would not be immediately recorded in income, in a statement of comprehensive income with the same prominence as other statements that constitute a complete set of financial statements. We are still assessing the
              implications of these new standards and have not yet determined the impact of the implementation of these standards on our 2007 consolidated financial statements.

        (c)   Stock-based compensation:
              In July 2006, the Emerging Issues Committee of the CICA issued
              Abstract EIC-162, "Stock-Based Compensation for Employees
              Eligible to Retire Before the Vesting Date", which requires compensation cost to be recognized over the period from the grant date to the date the employee becomes eligible to
              retire. The implementation of EIC-162, on a retroactive basis from January 1, 2006, did not have an impact on our
              consolidated financial statements for the three months and year ended December 31, 2006.

        (d)   Comparative figures:
              Certain 2005 comparative figures have been reclassified to conform with the financial statement presentation adopted for
              2006.

    2.  Hotel investment transaction:

        In February 2006, we exchanged our equity interest in a property under our management for a management contract enhancement of approximately the same fair value. No gain or loss was recorded in connection with this transaction.

    3.  Currency and interest rate swap:

        In December 2006, we terminated 80% of the notional amount of the currency component of our currency and interest rate swap relating to the final exchange of principal by making a payment of $21,000. The swap had been designated as a fair value hedge of our convertible senior notes. The book value of the terminated portion of the swap at the date of termination was C$19.5 million ($16,980). The loss of
        C$4.6 million ($4,020) was deferred for accounting purposes and recorded in "Other assets", and is being amortized over the period to July 30, 2009, which is the maturity date of the swap agreement. For the three months and year ended December 31, 2006,
        $87 of the deferred loss was amortized and recorded as a foreign exchange loss.

        Under the amended swap, we will pay C$62.4 million and receive
        $50,000 on July 30, 2009. There were no other changes to the original swap, including the notional amounts relating to the exchange of interest.

        As a result of the partial termination of the swap, we no longer met all the conditions for designating the amended swap as a fair value hedge of our convertible senior notes, and therefore ceased hedge accounting as at this date. The unrealized loss relating to the remaining notional amount of the currency component of the swap of
        C$1.2 million ($1,005) and the unrealized loss relating to the notional amount of the interest component of the swap of
        C$2.1 million ($1,794) were deferred for accounting purposes and recorded in "Other assets". These deferred losses are being amortized over the period to July 30, 2009. For the three months and year ended
        December 31, 2006, $22 of the deferred loss relating to the currency component of the swap was amortized and recorded as a foreign exchange loss and $39 of the deferred loss relating to the interest component of the swap was amortized and recorded as interest expense.

        The amended swap is being marked-to-market on a monthly basis and accrued under "Long-term obligations", with the resulting changes in fair values being recognized in "Other expenses, net". For the three months and year ended December 31, 2006, a gain of $752 was recognized on the marked-to-market valuation.

    4.  Shareholders' equity:

        As at December 31, 2006, we have 3,725,698 outstanding Variable
        Multiple Voting Shares ("VMVS"), 33,661,638 outstanding Limited
        Voting Shares ("LVS"), and 3,666,079 outstanding stock options
        (weighted average exercise price of C$59.70 ($51.23)).

        (a)   Earnings (loss) per share:
              A reconciliation of the net earnings (loss) and weighted
              average number of VMVS and LVS used to calculate basic and diluted earnings (loss) per share is as follows:

                                             Three months ended
                                                 December 31,
                                        2006                    2005
    -------------------------------------------------------------------------

                             Net earnings   Shares     Net loss     Shares
    -------------------------------------------------------------------------

    Basic earnings (loss)
     per share amounts        $   16,879  37,118,121  $  (37,770) 36,640,579
    Effect of assumed
     dilutive conversions:
      Stock option plan                -   1,223,754           -           -
                             ------------------------------------------------

    Diluted earnings (loss)
     per share amounts        $   16,879  38,341,875  $  (37,770) 36,640,579
                             ------------------------------------------------
                             ------------------------------------------------

                                                 Years ended
                                                 December 31,
                                        2006                    2005
    -------------------------------------------------------------------------

                             Net earnings   Shares     Net loss     Shares
    -------------------------------------------------------------------------

    Basic earnings (loss)
     per share amounts        $   50,287  36,843,367  $  (28,223) 36,628,206
    Effect of assumed
     dilutive conversions:
      Stock option plan                -     886,929           -           -
                             ------------------------------------------------

    Diluted earnings (loss)
     per share amounts        $   50,287  37,730,296  $  (28,223) 36,628,206
                             ------------------------------------------------
                             ------------------------------------------------

              The diluted earnings per share calculation excluded the effect of the assumed conversions of 84,600 and 804,436 stock options to LVS, under our stock option plan, during the three months and year ended December 31, 2006, respectively, as the
              inclusion of these options would have resulted in an anti-
              dilutive effect. As we incurred a net loss for the three months and year ended December 31, 2005, all 4,485,463 outstanding stock options were excluded from the calculation of diluted loss per share for these periods. In addition, the dilution relating to the assumed conversion of convertible senior notes to 3,489,525 LVS has been excluded from the calculation, as the inclusion of this conversion resulted in an anti-dilutive
              effect for the three months and year ended December 31, 2006 and 2005.

        (b)   Stock-based compensation:
              We use the fair value-based method to account for all employee stock options granted or modified on or after January 1, 2003.
              Accordingly, options granted prior to that date continue to be accounted for using the settlement method.

              Stock options to acquire 41,650 LVS were granted in the year ended December 31, 2006 at a weighted average exercise price of
              C$62.61 ($53.65). The fair value of stock options granted in the year ended December 31, 2006 was estimated using the Black-
              Scholes options pricing model with the following assumptions:
              risk-free interest rates ranging from 4.09% to 4.17%; semi-
              annual dividend per LVS of C$0.055; volatility factor of the expected market price of our LVS of 27%; and expected lives of the options ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted in the year ended December 31, 2006, the weighted average fair value of the options at the grant dates was C$21.49 ($18.41). For purposes of stock option expense and pro forma disclosures, the estimated fair value of the options is amortized to compensation expense over the options' vesting period. There were no stock options granted in the three months ended December 31, 2006 and the year ended December 31, 2005.

              Pro forma disclosure is required to show the effect of the application of the fair value-based method to employee stock options granted during 2002, which were not accounted for using the fair value-based method. For the three months and years ended December 31, 2006 and 2005, if we had applied the fair value-based method to options granted during 2002, our net earnings (loss) and basic and diluted earnings (loss) per share would have been adjusted to the pro forma amounts indicated
              below:

                                    Three months ended        Years ended
                                        December 31,          December 31,
                                      2006       2005       2006       2005
    -------------------------------------------------------------------------

    Stock option expense
     included in compensation
     expense                      $    (664) $    (839) $  (2,305) $  (2,333)
                                 --------------------------------------------
                                 --------------------------------------------

    Net earnings (loss), as
     reported                     $  16,879  $ (37,770) $  50,287  $ (28,223)
    Decrease (increase) in stock
     option expense that would
     have been recorded if all
     stock options granted during
     2002 had been expensed            (625)       463     (2,579)    (1,626)
                                 --------------------------------------------

    Pro forma net earnings (loss) $  16,254  $ (37,307) $  47,708  $ (29,849)
                                 --------------------------------------------
                                 --------------------------------------------

    Earnings (loss) per share:
      Basic, as reported          $    0.45  $   (1.03) $    1.36  $   (0.77)
      Basic, pro forma                 0.44      (1.02)      1.29      (0.81)
      Diluted, as reported             0.44      (1.03)      1.33      (0.77)
      Diluted, pro forma               0.42      (1.02)      1.27      (0.81)

    5.  Other income (expenses), net:

                                    Three months ended        Years ended
                                        December 31,          December 31,
                                      2006       2005       2006       2005
    -------------------------------------------------------------------------

    Costs related to pending
     arrangement
     transaction (note 10)        $  (3,452) $       -  $  (3,452) $       -
    Asset provisions and
     write-downs(a)                  (2,712)   (25,558)    (3,074)   (32,284)
    Foreign exchange gain
     (loss)(b)                        7,976     (4,778)     1,343    (24,632)
    Unrealized swap derivative
     gain (note 3)                      752          -        752          -
    Gain on disposition of
     assets(c)                          620      9,014        620      3,175
    Loss on retirement benefit
     plan transition                      -    (35,467)         -    (35,467)
                                 --------------------------------------------

                                  $   3,184  $ (56,789) $  (3,811) $ (89,208)
                                 --------------------------------------------
                                 --------------------------------------------

        (a)   Asset provisions and write-downs of $2,712 and $3,074 for the three months and year ended December 31, 2006, respectively, relates primarily to a write-down on investments in hotel
              partnerships and corporations. Asset provisions and write-downs for the three months and year ended December 31, 2005 includes a provision for loss of $8,829 on long-term receivables, a write-down of $15,923 and $17,853, respectively, on investments in hotel partnerships and corporations, a write-down of $479 and $5,105, respectively, on investment in management contracts and other provisions of $327 and $497, respectively.

        (b)   The foreign exchange gain (loss) in 2006 and 2005 related
              primarily to the foreign currency translation gains and losses on unhedged net monetary asset and liability positions,
              primarily in US dollars, euros, pounds sterling and Australian dollars, and local currency foreign exchange gains and losses on net monetary assets incurred by our designated foreign self-
              sustaining subsidiaries.

              As at December 31, 2006, we have foreign exchange forward
              contracts in place to sell forward $39,068 of US dollars to receive Canadian dollars at a weighted average forward exchange rate of 1.11 Canadian dollars to a US dollar maturing over the period to April 2008. All our foreign exchange forward
              contracts are being marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a
              foreign exchange gain or loss. This resulted in foreign
              exchange loss of $1,813 and $544 being recorded in the three months and year ended December 31, 2006, respectively (2005 -
              foreign exchange loss of $127 for both periods).

        (c)   Gain on disposition of assets for the three months and year ended December 31, 2006 includes a net gain of $620 (2005 -
              $9,892 and $9,337, respectively) on the dispositions of
              investments in hotel partnerships and corporations and the settlement of long-term receivables, and in 2005, also included a gain on the exit from certain management contracts. For the three months and year ended December 31, 2005, it also included a loss of $878 and $6,162, respectively, on the assignment of leases and the sale of related assets of The Pierre.

    6.  Income taxes:

        During the three months and year ended December 31, 2006, we did not record approximately $1,477 and $3,434, respectively, of a tax benefit related to the foreign exchange losses, due to the uncertainty associated with the utilization of these losses.

        In connection with the disposition of The Pierre in June 2005, we recorded an income tax benefit of approximately $9,400 for the year ended December 31, 2005.

    7.  Pension expense:

        For the year ended December 31, 2006, we incurred a pension expense of $1,816 (2005 - $2,001) related to the defined benefit retirement plan and $2,160 (2005 - $2,243) related to the defined contribution retirement plan.

    8.  Guarantees and commitments:

        We have provided certain guarantees and have other similar commitments typically made in connection with properties under our management. These contractual obligations and other commitments are more fully described in the consolidated financial statements for the year ended December 31, 2005. Since December 31, 2005, we have decreased our guarantees and commitments by approximately $1,300.

    9.  Segmented information:

        Our strategy is to focus on Management Operations rather than
        Ownership Operations. Four Seasons Hotel Vancouver is our only remaining hotel whose results we currently consolidate. As a result, commencing January 1, 2006, corporate expenses are reflected as general and administrative expenses in the consolidated statements of operations for the three months and year ended December 31, 2006.
        Corporate expenses for the three months and year ended December 31,
        2005 that previously were included in our Ownership Operations segment have been reclassified to the Management Operations segment and included in general and administrative expenses in the consolidated statements of operations.

                                        Three months ended December 31, 2006
                                       --------------------------------------
                                        Management    Ownership
                                        Operations   Operations      Total
    -------------------------------------------------------------------------

    Revenues:
      Hotel management fees             $   33,243   $        -   $   33,243
      Other fees                             4,216            -        4,216
                                       --------------------------------------

                                            37,459            -       37,459
      Hotel ownership revenues                   -        8,633        8,633
      Reimbursed costs                      23,674            -       23,674
                                       --------------------------------------

                                            61,133        8,633       69,766
                                       --------------------------------------
    Expenses:
      General and administrative
       expenses                            (18,361)           -      (18,361)
      Hotel ownership cost of sales
       and expenses                              -       (8,398)      (8,398)
      Reimbursed costs                     (23,674)           -      (23,674)
                                       --------------------------------------

                                           (42,035)      (8,398)     (50,433)
                                       --------------------------------------

    Operating earnings before
     other items                        $   19,098   $      235   $   19,333
                                       --------------------------------------
                                       --------------------------------------

                                        Three months ended December 31, 2005
                                       --------------------------------------
                                        Management    Ownership
                                        Operations   Operations      Total
    -------------------------------------------------------------------------

    Revenues:
      Hotel management fees             $   25,239   $        -   $   25,239
      Other fees                             4,057            -        4,057
                                       --------------------------------------

                                            29,296            -       29,296
      Hotel ownership revenues                   -        7,505        7,505
      Reimbursed costs                      21,697            -       21,697
                                       --------------------------------------

                                            50,993        7,505       58,498
                                       --------------------------------------

    Expenses:
      General and administrative
       expenses                            (16,653)           -      (16,653)
      Hotel ownership cost of sales
       and expenses                              -       (7,897)      (7,897)
      Reimbursed costs                     (21,697)           -      (21,697)
                                       --------------------------------------

                                           (38,350)      (7,897)     (46,247)
                                       --------------------------------------

    Operating earnings (loss) before
     other items                        $   12,643   $     (392)  $   12,251
                                       --------------------------------------
                                       --------------------------------------

                                             Year ended December 31, 2006
                                       --------------------------------------
                                        Management    Ownership
                                        Operations   Operations      Total
    -------------------------------------------------------------------------

    Revenues:
      Hotel management fees             $  123,866   $        -   $  123,866
      Other fees                            17,521            -       17,521
                                       --------------------------------------

                                           141,387            -      141,387
      Hotel ownership revenues                   -       33,374       33,374
      Reimbursed costs                      78,664            -       78,664
                                       --------------------------------------

                                           220,051       33,374      253,425
                                       --------------------------------------
    Expenses:
      General and administrative
       expenses                            (62,428)           -      (62,428)
      Hotel ownership cost of sales
       and expenses                              -      (32,212)     (32,212)
      Reimbursed costs                     (78,664)           -      (78,664)
                                       --------------------------------------

                                          (141,092)     (32,212)    (173,304)
                                       --------------------------------------

    Operating earnings before
     other items                        $   78,959   $    1,162   $   80,121
                                       --------------------------------------
                                       --------------------------------------

                                             Year ended December 31, 2005
                                       --------------------------------------
                                        Management    Ownership
                                        Operations   Operations      Total
    -------------------------------------------------------------------------

    Revenues:
      Hotel management fees             $  100,841   $        -   $  100,841
      Other fees                            14,048            -       14,048
                                       --------------------------------------

                                           114,889            -      114,889
      Hotel ownership revenues                   -       65,475       65,475
      Reimbursed costs                      67,974            -       67,974
                                       --------------------------------------

                                           182,863       65,475      248,338
                                       --------------------------------------
    Expenses:
      General and administrative
       expenses                            (58,148)           -      (58,148)
      Hotel ownership cost of sales
       and expenses                              -      (66,086)     (66,086)
      Reimbursed costs                     (67,974)           -      (67,974)
                                       --------------------------------------

                                          (126,122)     (66,086)    (192,208)
                                       --------------------------------------

    Operating earnings (loss) before
     other items                        $   56,741   $     (611)  $   56,130
                                       --------------------------------------
                                       --------------------------------------

    10. Subsequent event:

        On February 12, 2007, we announced that we had entered into a definitive acquisition agreement (the "Acquisition Agreement") to implement a previously announced proposal to take FSHI private at a price of $82.00 cash per LVS (the "Arrangement Transaction").
        Following completion of the Arrangement Transaction, FSHI would be owned by affiliates of Cascade Investment, L.L.C. ("Cascade") (an entity owned by William H. Gates III), Kingdom Hotels International
        ("Kingdom"), a company owned by a trust created for the benefit of
        His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud and
        his family, and Isadore Sharp (collectively the "Purchaser").

        The Arrangement Transaction, which would be implemented by way of a court-approved plan of arrangement under Ontario law, has been approved unanimously by our Board of Directors (with interested directors abstaining) following the report and favourable, unanimous recommendation of the Special Committee of independent directors. A meeting of shareholders to consider the Arrangement Transaction is anticipated to take place in April 2007. It is anticipated that the Arrangement Transaction, if approved by shareholders, will be completed in the second quarter of 2007.

        Pursuant to the Acquisition Agreement, FSHI agreed to certain customary negative and affirmative covenants relating to the operation of its business between the date of execution of the
        Acquisition Agreement and the closing of the Arrangement Transaction.

        FSHI and the Purchaser may terminate the Acquisition Agreement by mutual written consent and abandon the Arrangement Transaction at any time prior to the effective time. In addition, either FSHI or the
        Purchaser (and, in certain circumstances, only one of these parties)
        may terminate the Acquisition Agreement and abandon the Arrangement
        Transaction any time prior to the effective time of the Arrangement
        Transaction if certain specified events occur. The Acquisition
        Agreement provides that FSHI will pay a termination fee of $75,000 less any amounts actually paid or required to be paid by FSHI to the
        Purchaser for reimbursement of expenses (as described below) if the
        Acquisition Agreement is terminated in certain circumstances. The
        Acquisition Agreement provides that the Purchaser will pay to FSHI a termination fee of $100,000 if the Acquisition Agreement is terminated in certain circumstances. This obligation is guaranteed by
        Kingdom and Cascade. The Acquisition Agreement also provides that
        FSHI will pay to the Purchaser reasonable documented expenses of the
        Purchaser and its affiliates incurred in connection with the transactions contemplated by the Acquisition Agreement (up to a maximum of $10,000) if the Acquisition Agreement is terminated in certain circumstances.

        Although there is no certainty that the Arrangement Transaction, or any other transaction, will be completed or the timing of completion of the pending Arrangement Transaction, some of our arrangements and agreements may be impacted by the pending Arrangement Transaction, including the following:

        (a)   Convertible notes:
              The convertible senior notes issued by FSHI in 2004 are
              convertible into LVS (although at our option, FSHI may make a cash payment in lieu of all or some of those LVS) in certain circumstances, including upon the occurrence of a "fundamental change", as defined in the indenture pursuant to which the notes were issued. The Arrangement Transaction, if completed, would result in a fundamental change. As a result, holders may convert the notes during the period from and after the tenth day prior to the anticipated closing date of the Arrangement
              Transaction until and including the close of business on the later of the tenth day after the actual closing date and the thirtieth business day after notice of an offer to repurchase the notes has been mailed, as described below. Upon such
              conversion, holders of the notes would be entitled to receive, subject to our right to make a cash payment in lieu of some or all of the LVS that otherwise would be issued, 13.9581 LVS for each one thousand US dollar principal amount of notes and an additional number of LVS equal to (a) the sum of a make whole premium, and an amount equal to any accrued but unpaid interest to, but not including, the conversion date, divided by (b) the average of the closing sale price (or, in certain
              circumstances, an average of bid and ask prices) of the LVS on the New York Stock Exchange for the ten trading days before the conversion date.

              If the Arrangement Transaction is completed, FSHI will be
              required to make an offer to repurchase the notes at a purchase price equal to the principal amount of the notes plus a make whole premium (as described above), and an amount equal to any accrued and unpaid interest to, but not including, the date of repurchase. FSHI must make this offer by providing a notice to the trustee and the holders of notes within 30 days of the completion of the Arrangement Transaction.

              Further information regarding the terms of our convertible senior notes is set out in the indenture pursuant to which the notes were issued.

        (b)   Long-term incentive arrangement:
              Pursuant to an agreement approved by the shareholders of FSHI in 1989, FSHI and its principal operating subsidiary, Four
              Seasons Hotels Limited, agreed to make a cash payment to Mr.
              Isadore Sharp, the Chief Executive Officer of FSHI, upon an arm's length sale of control of FSHI. Under the plan of
              arrangement through which the Arrangement Transaction will be implemented, Mr. Sharp will receive the amount payable to him calculated in accordance with this long-term incentive plan in full satisfaction of all obligations to him under the plan.
              Based on an acquisition price of $82.00 for each LVS and VMVS, and using the noon rate of exchange as quoted by the Bank of
              Canada for the conversion of Canadian dollars into United
              States dollars on March 9, 2007, Mr. Sharp would receive
              approximately $289,000 in satisfaction of the obligations to him under the long-term incentive plan.

        (c)   Stock options:
              On February 9, 2007, the vesting of a total of 616,980 unvested stock options (which excludes those outstanding options with an unsatisfied performance condition) was accelerated for the purpose of allowing these individuals to participate in respect of such options in the Arrangement Transaction. If the
              Arrangement Transaction is not completed, the vesting of the
              616,980 stock options will not be accelerated and the stock options will continue to vest in accordance with their terms in existence prior to the acceleration. Pursuant to the plan of arrangement in respect of the Arrangement Transaction, any options that have not been exercised prior to the effective time of the Arrangement Transaction will be transferred by each holder thereof to FSHI without any further act or formality in exchange for a cash amount equal to the excess, if any, of (a)
              the product of the number of LVS underlying the options held by such holder and $82.00, over (b) the sum of the exercise prices for each LVS underlying the options held by such holder
              (converted at the applicable foreign exchange rate).

        (d)   Other arrangements and agreements:
              Certain other arrangements and agreements are subject to
              "change of control" provisions. These include, among others, the following:

              (i)   Under the terms of the current $125,000 bank credit
                    facility of FSHI, a change of control triggers a default
                    under the bank credit facility, and if not waived, would
                    require the repayment of all amounts outstanding under
                    this credit facility and would also result in the
                    termination of this credit facility. As at March 9, 2007,
                    no amounts were borrowed under this credit facility, but
                    approximately $1,600 of letters of credit were issued
                    under this credit facility.

              (ii)  Pursuant to a cross default provision, a default under the bank credit facility in turn would cause a default
                    under FSHI's currency and interest rate swap agreement.
                    In such circumstances, the counterparty to the swap
                    agreement may demand that the swap be terminated. As at
                    March 9, 2007, the net amount that would be required to
                    be paid by FSHI to the counterparty on termination was
                    approximately $5,800. As at December 31, 2006, the
                    estimated fair value of the swap on that date of $6,757
                    is included in "Long-term obligations".

        (e)   Costs related to pending Arrangement Transaction:
              In connection with the pending Arrangement Transaction, we incurred costs of $3,452 in 2006 and expect to incur costs of approximately $12,600 during 2007, primarily relating to legal fees, filing fees, financial advisory, printing, proxy solicitation and consulting services.

    FOUR SEASONS HOTELS INC.
    SUMMARY OF HOTEL OPERATING DATA - CORE HOTELS(i)

                                 Three months ended December 31,
    (Unaudited)                               2006         2005     Variance
    -------------------------------------------------------------------------
    Worldwide
      No. of Properties                         56           56            -
      No. of Rooms                          14,290       14,290            -
      Occupancy(ii)                          67.2%        66.1%       1.1pts.
      ADR(iii)                             $383.87      $342.97        11.9%
      RevPAR(iv)                           $258.13      $226.61        13.9%
      Gross operating margin(v)              32.5%        29.4%       3.1pts.
    United States
       No. of Properties                        20           20            -
       No. of Rooms                          6,195        6,195            -
       Occupancy(ii)                         70.3%        69.7%       0.6pts.
       ADR(iii)                            $423.52      $394.25         7.4%
       RevPAR(iv)                          $297.83      $274.83         8.4%
       Gross operating margin(v)             30.2%        28.3%       1.9pts.
    Other Americas/Caribbean
       No. of Properties                        10           10            -
       No. of Rooms                          2,165        2,165            -
       Occupancy(ii)                         61.7%        60.3%       1.4pts.
       ADR(iii)                            $383.37      $342.22        12.0%
       RevPAR(iv)                          $236.60      $206.41        14.6%
       Gross operating margin(v)             26.7%        22.9%       3.8pts.
    Europe
       No. of Properties                        10           10            -
       No. of Rooms                          1,720        1,720            -
       Occupancy(ii)                         63.6%        61.3%       2.3pts.
       ADR(iii)                            $598.79      $497.32        20.4%
       RevPAR(iv)                          $380.59      $304.68        24.9%
       Gross operating margin(v)             31.9%        29.6%       2.3pts.
    Middle East
       No. of Properties                         5            5            -
       No. of Rooms                          1,215        1,215            -
       Occupancy(ii)                         66.5%        64.0%       2.5pts.
       ADR(iii)                            $287.72      $211.00        36.4%
       RevPAR(iv)                          $191.42      $135.08        41.7%
       Gross operating margin(v)             50.9%        37.9%      13.0pts.
    Asia/Pacific
       No. of Properties                        11           11            -
       No. of Rooms                          2,995        2,995            -
       Occupancy(ii)                         67.3%        66.5%       0.8pts.
       ADR(iii)                            $223.49      $202.13        10.6%
       RevPAR(iv)                          $150.37      $134.37        11.9%
       Gross operating margin(v)             38.8%        36.3%       2.5pts.
    -------------------------------------------------------------------------

    (i)    The term "Core Hotels" means hotels and resorts under
           management for the full year of both 2006 and 2005. However, if a "Core Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially
           affects the operation of the property in that year, it ceases to be included as a "Core Hotel" in either year. Changes from the 2005/2004 Core Hotels are the additions of Four Seasons
           Resort Scottsdale at Troon North, Four Seasons Resort Whistler,
           Four Seasons Resort Costa Rica at Peninsula Papagayo, Four
           Seasons Hotel Gresham Palace Budapest, Four Seasons Resort
           Provence at Terre Blanche and Four Seasons Hotel Cairo at Nile
           Plaza, and the deletion of The Regent Kuala Lumpur. All room numbers in this table are approximate.
    (ii)   Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.
    (iii)  ADR is defined as average daily room rate per room occupied, calculated as the weighted average for each region. In 2004 and
           2005, ADR was calculated as a straight average for each region.
    (iv)   RevPAR is defined as average room revenue per available room.
           It is a non-GAAP financial measure and does not have any
           standardized meaning prescribed by GAAP and is therefore
           unlikely to be comparable to similar measures presented by other issuers. We use RevPAR because it is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over
           -period performance of comparable properties. Our calculation of RevPAR may be different than the calculation used by other lodging companies.
    (v)    Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

    FOUR SEASONS HOTELS INC.
    SUMMARY OF HOTEL OPERATING DATA - CORE HOTELS(i)

                                        Years ended December 31,
    (Unaudited)                               2006         2005     Variance
    -------------------------------------------------------------------------
    Worldwide
      No. of Properties                         56           56            -
      No. of Rooms                          14,290       14,290            -
      Occupancy(ii)                          69.0%        68.3%       0.7pts.
      ADR(iii)                             $372.36      $336.59        10.6%
      RevPAR(iv)                           $257.03      $229.80        11.8%
      Gross operating margin(v)              32.4%        30.2%       2.2pts.
    United States
      No. of Properties                         20           20            -
      No. of Rooms                           6,195        6,195            -
      Occupancy(ii)                          73.6%        73.0%       0.6pts.
      ADR(iii)                             $406.03      $371.59         9.3%
      RevPAR(iv)                           $299.03      $271.32        10.2%
      Gross operating margin(v)              30.4%        28.6%       1.8pts.

    Other Americas/Caribbean
      No. of Properties                         10           10            -
      No. of Rooms                           2,165        2,165            -
      Occupancy(ii)                          64.6%        64.4%       0.2pts.
      ADR(iii)                             $376.57      $335.58        12.2%
      RevPAR(iv)                           $243.33      $216.06        12.6%
      Gross operating margin(v)              27.8%        26.4%       1.4pts.
    Europe
      No. of Properties                         10           10            -
      No. of Rooms                           1,720        1,720            -
      Occupancy(ii)                          66.7%        62.6%       4.1pts.
      ADR(iii)                             $596.20      $534.37        11.6%
      RevPAR(iv)                           $397.92      $334.70        18.9%
      Gross operating margin(v)              33.7%        31.5%       2.2pts.
    Middle East
      No. of Properties                          5            5            -
      No. of Rooms                           1,215        1,215            -
      Occupancy(ii)                          69.3%        67.3%       2.0pts.
      ADR(iii)                             $258.31      $212.05        21.8%
      RevPAR(iv)                           $178.90      $142.79        25.3%
      Gross operating margin(v)              50.5%        44.5%       6.0pts.
    Asia/Pacific
      No. of Properties                         11           11            -
      No. of Rooms                           2,995        2,995            -
      Occupancy(ii)                          63.9%        65.0%     (1.1)pts.
      ADR(iii)                             $211.36      $197.69         6.9%
      RevPAR(iv)                           $134.99      $128.57         5.0%
      Gross operating margin(v)              34.8%        33.1%       1.7pts.

    -------------------------------------------------------------------------
    (i)   The term "Core Hotels" means hotels and resorts under management for the full year of both 2006 and 2005. However, if a "Core
          Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the
          operation of the property in that year, it ceases to be included as a "Core Hotel" in either year. Changes from the 2005/2004 Core
          Hotels are the additions of Four Seasons Resort Scottsdale at
          Troon North, Four Seasons Resort Whistler, Four Seasons Resort
          Costa Rica at Peninsula Papagayo, Four Seasons Hotel Gresham
          Palace Budapest, Four Seasons Resort Provence at Terre Blanche and
          Four Seasons Hotel Cairo at Nile Plaza, and the deletion of The
          Regent Kuala Lumpur. All room numbers in this table are
          approximate.
    (ii)  Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.
    (iii) ADR is defined as average daily room rate per room occupied, calculated as the weighted average for each region. In 2004 and
          2005, ADR was calculated as a straight average for each region.
    (iv)  RevPAR is defined as average room revenue per available room. It is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We use
          RevPAR because it is a commonly used indicator of market
          performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over- period performance of comparable properties. Our calculation of RevPAR may be different than the calculation used by other lodging companies.
    (v)   Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

    FOUR SEASONS HOTELS INC.

    SUMMARY OF HOTEL OPERATING DATA - ALL MANAGED HOTELS(i)

                                              As at December 31,
    (Unaudited)                               2006         2005     Variance
    -------------------------------------------------------------------------

    Worldwide
      No. of Properties                         73           68            5
      No. of Rooms                          18,025       17,300          725

    United States
      No. of Properties                         26           23            3
      No. of Rooms                           7,445        6,845          600

    Other Americas/Caribbean
      No. of Properties                         10           10            -
      No. of Rooms                           2,165        2,165            -

    Europe
      No. of Properties                         12           12            -
      No. of Rooms                           1,960        1,960            -

    Middle East
      No. of Properties                          7            7            -
      No. of Rooms                           1,735        1,740           (5)

    Asia/Pacific(ii)
      No. of Properties                         18           16            2
      No. of Rooms                           4,720        4,590          130

    -------------------------------------------------------------------------

    (i)   All room numbers in this table are approximate.
    (ii)  Since December 31, 2006, we have commenced management of Four
          Seasons Resort Koh Samui, Thailand, which has 65 rooms. This property is not reflected in this table.

    FOUR SEASONS HOTELS INC.

    REVENUES UNDER MANAGEMENT - ALL MANAGED HOTELS

    (Unaudited)                 Three months ended          Years ended
    (In thousands of                December 31,            December 31,
     US dollars)                  2006        2005        2006        2005
    -------------------------------------------------------------------------
    Revenues under
     management(i)            $  801,612  $  676,662  $2,943,795  $2,559,746
                             ------------------------------------------------
                             ------------------------------------------------

    -------------------------------------------------------------------------
    (i)   Revenues under management consist of rooms, food and beverage, telephone and other revenues of all the hotels and resorts that we manage. Approximately 59% of the fee revenues (excluding
          reimbursed costs) we earned represented a percentage of the total revenues under management of all hotels and resorts.

    FOUR SEASONS HOTELS INC.

    SCHEDULED OPENING OF PROPERTIES UNDER CONSTRUCTION OR
     IN ADVANCED STAGES OF DEVELOPMENT

                                                                 Approximate
                                                                    Number
    Hotel/Resort/Residence Club and Location(i)(ii)                of Rooms

    Scheduled 2007/2008 openings
    ----------------------------
    Four Seasons Hotel Alexandria, Egypt                              125
    Four Seasons Hotel Beijing, People's Republic of China            325
    Four Seasons Hotel Beirut, Lebanon                                235
    Four Seasons Resort Bora Bora, French Polynesia(x)                105
    Four Seasons Hotel Florence, Italy                                120
    Four Seasons Hotel Hangzhou, People's Republic of China           100
    Four Seasons Hotel Istanbul at the Bosphorus, Turkey              170
    Four Seasons Hotel Macau, Special Administrative Region           370
     of the People's Republic of China(x)
    Four Seasons Resort Mauritius, Republic of Mauritius(x)           120
    Four Seasons Hotel Moscow, Russia(x)                              185
    Four Seasons Hotel Mumbai, India(x)                               230
    Four Seasons Hotel Seattle, Washington, USA(x)                    150
    Four Seasons Resort Seychelles, Seychelles(x)                      65

    Beyond 2008
    -----------
    Four Seasons Hotel Bahrain, Bahrain                               270
    Four Seasons Hotel Baltimore, Maryland, USA(x)                    200
    Four Seasons Resort Barbados, Barbados(x)                         120
    Four Seasons Resort Cham Island, Vietnam                           80
    Four Seasons Hotel Doha at the Pearl, Qatar(x)                    250
    Four Seasons Hotel Dubai, United Arab Emirates(x)                 375
    Four Seasons Hotel Guangzhou, People's Republic of China(x)       325
    Four Seasons Hotel Kuala Lumpur, Malaysia(x)                      275
    Four Seasons Hotel Kuwait, Kuwait                                 300
    Four Seasons Hotel Marrakech, Morocco(x)                          140
    Four Seasons Hotel Moscow Kamenny Island, Russia(x)                80
    Four Seasons Hotel New Orleans, Louisiana, USA(x)                 240
    Four Seasons Resort Puerto Rico, Puerto Rico(x)                   250
    Four Seasons Hotel Shanghai at Pudong, People's                   190
     Republic of China(x)
    Four Seasons Hotel St. Petersburg, Russia                         200
    Four Seasons Hotel Toronto, Ontario, Canada(x)                    265
    Four Seasons Resort Vail, Colorado, USA(x)                        120

    (x)   Expected to include a residential component.

    ---------------------------
    (i)    Information concerning hotels, resorts and residential projects under construction or under development is based upon agreements and letters of intent and may be subject to change prior to the completion of the project. The dates of scheduled openings have been estimated by management based upon information provided by the various developers. There can be no assurance that the date of scheduled opening will be achieved or that these projects will be completed. In particular, in the case where a property is
           scheduled to open near the end of a year, there is a greater possibility that the year of opening could be changed. The process and risks associated with the management of new properties are dealt with in greater detail in the Operating Risks sections of our 2006 Management Discussion and Analysis.

     (ii)  We have made an investment in Orlando, in which we expect to include a Four Seasons Residence Club and/or a Four Seasons branded residential component. The financing for this project has not yet been completed and therefore a scheduled opening date cannot be established at this time.

                          FOUR SEASONS HOTELS INC.

                                FORM 51-102F1
                    MANAGEMENT'S DISCUSSION AND ANALYSIS

                                March 9, 2007

                              ------------------
                         Forward-Looking Statements
    >>

    This document contains "forward-looking statements" within the meaning of applicable securities laws, including RevPAR, profit margin and earning trends; statements concerning the number of lodging properties expected to be added in this and future years; expected investment spending; similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts; and statements relating to the proposal to take Four Seasons Hotels Inc. private and anticipated financial results. Various factors and assumptions were applied or taken into consideration in arriving at these statements, which do not take into account the effect that non-recurring or other special items announced after the statements are made may have on our business. These statements are not guarantees of future performance and, accordingly, you are cautioned not to place undue reliance on these statements. These statements are subject to numerous risks and uncertainties, including those described in our annual information form and in this document. (See discussion under "Operating Risks"
at page 55.) Those risks and uncertainties include adverse factors generally encountered in the lodging industry; the risks associated with world events, including war, terrorism, international conflicts, natural disasters, extreme weather conditions and infectious diseases; general economic conditions, fluctuations in relative exchange rates of various currencies, supply and demand changes for hotel rooms and residential properties, competitive conditions in the lodging industry, the risks associated with our ability to maintain and renew management agreements and expand the portfolio of properties that we manage, relationships with clients and property owners and the availability of capital to finance growth. Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf. In addition, actual results and developments relating to the proposal may differ materially from those contemplated by the statements herein, due to, among other things, the risks that the parties will not proceed with the transaction, that the terms of the transaction will differ from those that currently are contemplated, and that the transaction will not be successfully completed for any reason (including the failure to obtain the required approvals or clearances from regulatory authorities and the timing of completion). All forward-looking statements in this document are qualified by these cautionary statements. These statements are made as of the date of this document and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of Four
Seasons Hotels Inc. ("FSHI"), its financial or operating results or its securities or any of the properties that we manage or in which we may have an interest.

    <<
                              ------------------

                           Arrangement Transaction
    >>

    On February 12, 2007, we announced that we had entered into a definitive acquisition agreement (the "Acquisition Agreement") to implement a previously announced proposal to take FSHI private at a price of $82.00 cash per Limited
Voting Share (the "Arrangement Transaction"). Following completion of the transaction, FSHI would be owned by affiliates of Cascade Investment, L.L.C.
("Cascade") (an entity owned by William H. Gates III), Kingdom Hotels
International ("Kingdom"), a company owned by a trust created for the benefit of His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud and his
family, and Isadore Sharp. The transaction, which would be implemented by way of a court-approved plan of arrangement under Ontario law, has been approved unanimously by our Board (with interested directors abstaining) following the report and favourable, unanimous recommendation of the Special Committee of independent directors. In doing so, our Board determined that the Arrangement
Transaction is fair to the shareholders of FSHI (other than Mr. Sharp,
Kingdom, Cascade, their respective directors and senior officers and any other
"related parties", "interested parties" and "joint actors") and in the best interests of FSHI and authorized the submission of the Arrangement Transaction to shareholders of FSHI for their approval at a special meeting of shareholders. Our Board also has determined unanimously (with interested directors abstaining) to recommend to FSHI shareholders that they vote in favour of the Arrangement Transaction.
    As previously disclosed, upon completion of the Arrangement Transaction,
Triples Holdings Limited (which is Mr. Sharp's family holding company) would hold a significant continuing interest in FSHI and Mr. Sharp would, as
Chairman and Chief Executive Officer, continue to be directly involved in all aspects of the operations and the strategic direction of Four Seasons, which will remain headquartered in Toronto. If the Arrangement Transaction is completed, Mr. Sharp will be entitled to realize proceeds of approximately
$289 million related to a long-term incentive agreement that was approved by
FSHI's shareholders before it was put in place in 1989. (See "Description of
Share Capital - Sale of Control Agreement" in our Annual Information Form.)

    A meeting of shareholders to consider the Arrangement Transaction is anticipated to take place in April 2007. To be implemented, the Arrangement
Transaction will require approval by two-thirds of the votes cast by holders of Limited Voting Shares, voting separately as a class, and approval by
Triples, as the sole holder of the Variable Multiple Voting Shares, voting separately as a class. Kingdom, Cascade and Triples have agreed to vote their
Limited Voting Shares and Variable Multiple Voting Shares to approve the
Arrangement Transaction. The Arrangement Transaction also will require approval by a simple majority of the votes cast by holders of Limited Voting
Shares, other than Mr. Sharp, Kingdom, Cascade, their respective directors and senior officers and any other "related parties", "interested parties" and
"joint actors". In addition, the Arrangement Transaction will require approval by the Ontario Superior Court of Justice. The Arrangement Transaction also will be subject to certain other customary conditions, including receipt of a limited number of regulatory approvals. The transaction is not subject to any financing condition, and FSHI has been advised that commitments for the required debt financing have been received. FSHI has received from Cascade and
Kingdom a limited guaranty of certain obligations of FS Acquisition Corp. (the
"Purchaser"), the newly-formed company that is the purchaser under the
Acquisition Agreement. There are certain risks inherent in the Arrangement
Transaction which are described in the management information circular prepared in connection with the special meeting of shareholders, a copy of which will be available as part of FSHI's public filings at www.sedar.com and
www.sec.gov. Among other things, there are risks that the parties will not proceed with the Arrangement Transaction, that the ultimate terms of the
Arrangement Transaction will differ from those that currently are contemplated, and that the Arrangement Transaction will not be successfully completed for any reason (including the failure to obtain the required approvals or clearances from regulatory authorities).
    Copies of the Acquisition Agreement and certain related documents have been filed with Canadian securities regulators and with the United States
Securities and Exchange Commission and will be available at the Canadian SEDAR website at www.sedar.com and at the U.S. Securities and Exchange Commission's
website at www.sec.gov. The management information circular in connection with the special meeting of shareholders to consider the Arrangement Transaction is currently expected to be mailed to shareholders on or about the week of
March 12, 2007.
    It is anticipated that the Arrangement Transaction, if approved by shareholders, will be completed in the second quarter of 2007.
    Given the current Arrangement Transaction, it is likely there will be no annual meeting and therefore no management information circular in connection therewith. As a result, some of the items usually included in the management information circular for the annual meeting will instead be included in the annual information form this year.

    <<
                              ------------------
    >>

    This Management's Discussion and Analysis ("MD&A") for the year ended
December 31, 2006 is provided as of March 9, 2007. It should be read in conjunction with the consolidated financial statements including the notes thereto and the Annual Information Form for the year ended December 31, 2006.
All amounts disclosed in this MD&A (including amounts for prior periods) are in US dollars unless otherwise noted. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP").
    This MD&A generally reflects the historical operations of FSHI as a public entity and is generally drafted from the perspective of FSHI as a continuing public entity.
    Endnotes can be found at the end of this document.

    <<
                          Business of Four Seasons
    >>

    Four Seasons is one of the world's leading managers of luxury hotels and resorts. We endeavour to offer business and leisure travelers the finest accommodations and experiences beyond compare in each destination in which we operate.
    Four Seasons has a portfolio of 74 luxury hotel and resort properties
(containing approximately 18,090 guest rooms), several of which include a residential component. These properties are operated primarily under the Four
Seasons brand name in principal cities and resort destinations in 31 countries in North America, the Caribbean, Europe, Asia, Australia, the Middle East and
South America. In addition, 30 properties are under construction or development around the world including properties in a further 13 countries.
Of these, 20 new properties are to include a residential component.

    <<
                                 Objectives

    Our core strategic goal as a public company is to be recognized as the undisputed global leader in luxury lodging. Supporting that goal are the following strategic objectives:

    -   Create guest experiences beyond compare so that we are first choice for luxury travelers.
    -   Maintain and enhance our unique culture based on treating all others
        - partners, guests and employees - the way we would want to be treated.
    -   Provide economic returns that are acceptable to our hotel owners to sustain our portfolio and generate new opportunities.
    -   Protect and enhance the value of Four Seasons reputation and brand name globally.
    -   Generate premium shareholder returns over the long-term.

    Set out below are key financial and growth objectives that have been and continue to guide us as a public company:

    Revenue Growth:
        -  Achieve leading RevPAR(1) results in each of the hotels and resorts we manage.
        -  Produce leading profitability performance in each of the hotels and resorts we manage.
        -  Identify and secure new development opportunities in destinations and locations that meet the needs of our international guest base.
        -  Successfully open an average of six to eight new projects per year over the long-term.
        -  Be the first choice for existing and new capital partners for luxury hotel development.
        -  Generate top-tier management revenue growth through improved results at properties under management and through the addition of new properties under management.

    Cost Management:
        -  Control general and administrative expenses to increase operating earnings before other items.
        -  Minimize exposure to short-term fluctuations in foreign exchange rates on operating results.

    Capital Allocation:
        -  Achieve over the long-term an average return on capital employed in excess of our long-term cost of capital.
        -  Maintain a strong balance sheet and a low cost of capital.
        -  Deploy the majority of our annual operating cash flow to obtain and enhance management opportunities that expand the Four Seasons brand and further improve the overall liquidity of the Company.
        -  Divest equity investments or advances when appropriate
           opportunities arise, to allow previously committed capital to be made available for new investments or enhanced management or royalty opportunities.
        -  Maintain a prudent risk profile when investing our cash.

    In achieving our key financial and growth objectives, we seek to balance any associated risk. See "Operating Risks" for a description of the risks inherent in our business.

                             Our Business Model
    >>

    We have two operating segments: (i) management operations, and (ii)
ownership operations.

    Management Operations

    Our strategy has been to focus on hotel management rather than ownership, and we are principally a management company. We generally manage our hotels and resorts on behalf of our property owners pursuant to separate management agreements for each property. Under our management agreements, we generally oversee, as agent for the property owner, all aspects of the day-to-day operations of the hotels and resorts, including sales and marketing, advertising, reservations, accounting, purchasing, budgeting and the hiring, training and supervising of staff. In addition, we generally provide owners with advice with respect to information technology systems and development of certain database applications, as well as, advice with respect to the design, construction and furnishing of new or renovated hotels, resorts and residences. We also provide a centralized purchasing system for goods. We generally perform these services within the guidelines contained in annual hotel operating and capital plans that are submitted to the owners of the hotels and resorts during the last quarter of the preceding year for their review and approval. For providing these services, we generally receive a variety of fees, including hotel management fees (comprised of a base fee and an incentive fee); we also receive other fees (including royalty and management fees from our residential business, fees we earn during the development of our hotels and resorts and other miscellaneous fees) and reimbursed costs(2) (including a sales and marketing charge, an advertising charge and a reservation charge).
    Our base fees are dependent on total revenues of all managed hotels and resorts, which consist of rooms, food and beverage, and other revenues. Our base fees are typically earned as a percentage of total revenues for each property under management. RevPAR, which relates to room revenues and does not represent total revenue of a property, provides a strong indication of changes in revenues from properties under management and is a commonly used indicator of market performance for hotels and resorts.
    Our incentive fees are typically earned based on the profitability of each property that we manage, but may vary depending on the specific terms of the relevant management agreement. Gross operating profit(3) changes at the hotels and resorts provide an indication of the change in each property's profitability. However, due to the variations in the calculation of incentive fees in our management agreements, there is not always a direct link between changes in gross operating profit and changes in incentive fees.

    We receive royalty fees for the use of our name in association with the sale of Four Seasons branded real estate. These royalties are typically based on the sales proceeds of the residences sold. We also manage Four Seasons branded and serviced residential projects pursuant to management agreements under which we oversee the management of the day-to-day operations of the completed projects in return for ongoing management fees from the owners of interests in these projects.
    In order to expand our portfolio of properties under management, we make investments in the form of long-term receivables, minority equity investments and investments in management contracts. In determining whether to make these investments, we consider the overall expected returns to us, including the expected management operations revenue. These investments must meet our financial criteria and have a manageable risk profile. We consider whether the structure should be in the form of an investment or an advance, and, among other things, the relative risk and returns of the investment or advance, including interest, dividends and fee income. We generally seek to limit our total long-term capital exposure to no more than 20% of the total equity required for a property. We generally structure our equity investments to be able to have our equity interest diluted if additional capital is required.
Depending on the nature of the investment or advance, it will be classified on our consolidated balance sheet as "Long-term receivables", "Investments in hotel partnerships and corporations", or "Investment in management contracts".
    General and administrative expenses are incurred by us to provide management services, together with those items normally associated with corporate overhead, such as operations, finance, information technology, accounting, legal, development and other costs of maintaining the corporate offices. Reimbursed costs, representing the sales, marketing, advertising and central reservation expenses, are generally incurred on a cost-recovery basis to us and are a function of the number of hotels and resorts we manage.

    Ownership Operations

    As a result of our strategy to focus on hotel management, the ownership operating segment represents our remaining (and primarily minority) interests in hotels and resorts. Our earnings from ownership operations include the consolidated results of our 100% leasehold interest(4) in Four Seasons Hotel
Vancouver and results for The Pierre for the first six months of 2005. In June
2005, we disposed of our interest in The Pierre and ceased managing the property on June 30, 2005, leaving Four Seasons Hotel Vancouver as our one remaining leasehold interest and the only remaining hotel whose results we consolidate. In addition, we include in ownership operations profit distributions from our other ownership interests relating to minority equity positions. Other ownership interests are discussed under "Balance Sheet Review and Analysis - Investments in Hotel Partnerships and Corporations".
    Our investment strategy as a public company is not to hold any majority investments in hotels and resorts. However, Four Seasons Hotel Vancouver is a long-term leasehold interest that was established at an earlier stage in our development. We currently believe that we will operate the Vancouver hotel under the existing lease agreement, until its expiry on January 31, 2020.

    <<
                              Overview of 2006
    >>

    During 2006, worldwide travel demand remained robust, and the operating results at the hotels and resorts under our management reflect this travel trend. We realized RevPAR growth, primarily as a result of improvements in achieved room rates in each of the regions in which we operate. Gross operating margins(5) at the hotels and resorts under our management also improved in 2006 as a result of revenue improvements at the hotels and resorts and effective cost management programs. There was some variation in performance among the regions in which we operate, with the properties in
Europe and Middle East/Africa achieving the strongest performance.

    We are pleased with the growth in hotel management fee revenues in 2006, which reflects the strong operating results achieved at our Core Hotels(6) and improvements at the recently opened hotels (which are excluded from our Core
Hotel statistics). Base fees increased generally in line with RevPAR improvements, and the strong growth in incentive fees is consistent with the improvement in gross operating profits at the hotels and resorts under our management.
    Royalty fees from our residential business increased in 2006, primarily as a result of increased revenues from the sale of residential units in Miami,
Punta Mita and Costa Rica. Royalty fees are earned on the sale of residences and, as a result, vary based on the number and nature of residences sold in a given period.
    Our cost base is relatively small. We directly employ approximately
515 employees, the majority of whom are located in Toronto. We also have corporate offices in Geneva and Singapore and have 15 sales offices around the world. Of these corporate employees, almost half are devoted to sales and marketing activities (including our worldwide reservations service), the cost of which is reimbursed by the hotels and resorts that we manage.
    During 2006, we substantially completed an addition to our Toronto corporate office, which allowed us to centralize our Toronto-based staff in one location from three facilities. In addition to improving communication and efficiency, we believe this centralization should allow us to realize certain cost reducing synergies over time. On a Canadian dollar basis, during 2006, our general and administrative expenses, which are incurred primarily in
Canadian dollars, increased modestly. Our costs increased on a US dollar basis due to the US dollar having declined relative to the Canadian dollar on a year-over-year basis. During late 2005 and through 2006, we purchased foreign exchange forward contracts to moderate the impact of changes in foreign currency rates over time. However, the impact of foreign currency rate movements cannot be completely eliminated.
    Revenues from hotel ownership declined, primarily as a result of the disposition of The Pierre mid-year 2005. With the disposition of The Pierre, we achieved a significant milestone in our long-term strategic objective as a public company of reducing exposure to hotel ownership and the associated potentially volatile impact on earnings caused by, among other things, business cycles, seasonality and event risk.
    In November 2006, we announced that our Board of Directors had received a proposal to pursue a transaction through which FSHI would be taken private.
The Board of Directors established a special committee of independent directors to consider the proposed transaction and make recommendations to the
Board. In connection with this proposal, and the resulting process leading to the execution of the acquisition agreement, we incurred in 2006 certain costs primarily relating to legal fees, financial advisory and consulting services, and certain filing fees (during the three months ended December 31, 2006, we incurred $3.4 million of expenses). Please see the "Subsequent Event" section.
    In 2006, as the result of the sales of our ownership interests in the
Four Seasons hotels in London, Sydney and Aviara, we were repaid loans, accrued interest and investments, and after deducting transaction costs, received cash and promissory notes totalling $100.6 million. In each case we retained long-term management of these properties. In addition, during 2006 we opened new properties in the Golden Triangle (Thailand), Silicon Valley,
Maldives, Lana'i and Westlake Village. Since the beginning of 2006, we added
11 new Four Seasons projects to our list of properties under construction or advanced stages of development, including new projects in Shanghai, Macau and
Barbados.

    <<

                Operational and Financial Review and Analysis

                     Hotel and Resort Operating Results
    >>

    Consistent with industry practices, we track RevPAR on a US dollar basis, and all numbers noted below reflect that practice unless otherwise noted. For the full year 2006, RevPAR of our worldwide Core Hotels increased 11.8%, as compared to 2005, reflecting improvements in each of the regions in which we manage hotels and resorts. The increase in RevPAR was attributable to a 10.6%
improvement in achieved room rates and a 70 basis point increase in occupancy.
For the three months ended December 31, 2006, RevPAR for our worldwide Core
Hotels increased 13.9%, as compared to the same period in 2005. This increase was primarily attributable to an 11.9% improvement in achieved room rates and a 110 basis point increase in occupancy.
    Gross operating revenues of our worldwide Core Hotels increased 10.5% and
14.0% for the full year and fourth quarter of 2006, respectively, as compared to the same periods in 2005. The improvements in revenue, combined with continued cost management efforts at the properties under our management, resulted in an 18.2% and 220 basis point increase in gross operating profits and gross operating margins, respectively, for the full year ended
December 31, 2006. For the three months ended December 31, 2006, gross operating margins of our worldwide Core Hotels increased 310 basis points to
32.5%, as compared to 29.4% in the same period in 2005.
    With respect to our Core Hotels, the United States represents the most significant geographic area to us, with 49.6% of revenues under management for the full year 2006, followed by Europe (16.7%), Other Americas/Caribbean
(14.7%), Asia/Pacific (12.8%), and the Middle East (6.2%). The following tables highlight our results of operations for our Core Hotels in each of these regions.

    <<
    United States Region
    -------------------------------------------------------------------------
                 Results for periods in 2006, as compared to periods in 2005
    -------------------------------------------------------------------------
                                  Gross         Gross
                                Operating     Operating     Gross Operating
                   RevPAR      Revenue (GOR) Profit (GOP)        Margin
              ---------------------------------------------------------------
                    Percentage   Percentage   Percentage          Basis Point
                $    Increase     Increase     Increase   Margin  Improvement
    -------------------------------------------------------------------------
    Fourth
     Quarter   298      8.4%        10.2%        17.9%     30.2%       190
    -------------------------------------------------------------------------
    Full
     Year      299     10.2%         9.8%        16.8%     30.4%       180
    -------------------------------------------------------------------------
              In the fourth quarter of 2006, RevPAR increased 8.4%, which was primarily attributable to increases in achieved room rates at the majority of the Core Hotels in the region. In addition, certain of the Core Hotels, including properties in Jackson
              Hole, Miami, Palm Beach and Philadelphia, experienced strong improvements in occupancy. The only Core Hotel in the region that had a significant decline in occupancy and RevPAR was our property in Maui, which is undergoing a renovation. As a result of improvements in RevPAR, gross operating profits and gross operating margins increased 17.9% and 190 basis points,
              respectively, during the fourth quarter of 2006. Excluding the results from the resort under management in Maui, RevPAR would have increased 12.2% and gross operating profits and gross operating margins would have increased 25.8% and 310 basis points, respectively, during the fourth quarter of 2006 as compared to the same period in 2005.

              For the full year 2006, virtually all of the properties under management in the region realized RevPAR improvements. The increases in RevPAR for 2006 were attributable to a 9.3%
              increase in achieved room rates as overall occupancy levels were essentially unchanged in this region. Properties under management in Austin, Los Angeles (Beverly Wilshire), New York,
              Philadelphia, Houston and Palm Beach realized particularly strong improvements in RevPAR, relative to the average for the region. RevPAR for the full year 2006 for the region increased
              10.2% over 2005. In addition, for the full year 2006, gross operating profits and gross operating margins improved 16.8%
              and 180 basis points, respectively, as compared to 2005. This improvement was primarily attributable to a 9.8% increase in gross operating revenues mostly resulting from the RevPAR
              increase in the region. Excluding the results from our resort under management in Maui, RevPAR would have increased 11.1% and gross operating margins would have increased 220 basis points during the full year 2006.
    -------------------------------------------------------------------------

    Other Americas/Caribbean Region
    -------------------------------------------------------------------------
                 Results for periods in 2006, as compared to periods in 2005
    -------------------------------------------------------------------------
                                  Gross         Gross
                                Operating     Operating     Gross Operating
                   RevPAR      Revenue (GOR) Profit (GOP)        Margin
              ---------------------------------------------------------------
                    Percentage   Percentage   Percentage          Basis Point
                $    Increase     Increase     Increase   Margin  Improvement
    -------------------------------------------------------------------------
    Fourth
     Quarter   237     14.6%        17.0%        36.3%     26.7%       380
    -------------------------------------------------------------------------
    Full
     Year      243     12.6%        12.0%        17.5%     27.8%       140
    -------------------------------------------------------------------------
              In the fourth quarter of 2006, all of the properties under management in the region experienced increases in RevPAR with the exception of Four Seasons Hotel Buenos Aires, which had essentially unchanged occupancy and achieved room rates. On a local currency basis RevPAR increased 13.1%. Properties under management in Costa Rica, Mexico City and Punta Mita had
              particularly strong improvements relative to the average for the region. As a result of improvements in RevPAR, gross
              operating profits and gross operating margins increased 36.3%
              and 380 basis points, respectively, in the fourth quarter of
              2006, as compared to the same period in 2005.

              For the full year 2006, the 10.7% improvement in RevPAR, on a local currency basis, was primarily attributable to a 10.3%
              increase, on a local currency basis, in achieved room rates.
              For the full year 2006, all of the properties under management in the region experienced improvements in RevPAR with the
              exception of Four Seasons Resort Nevis, which experienced a decline in occupancy from late in the second quarter of 2006 through to early in the fourth quarter of 2006, due to travel concerns related to weather. Overall, the improvements in
              RevPAR led to increases in gross operating profits and gross operating margins of 17.5% and 140 basis points, respectively, as compared to 2005. Properties under management in Costa Rica and Punta Mita had particularly strong improvements in RevPAR and gross operating profits, as compared to the averages for the region.
    -------------------------------------------------------------------------

    Europe Region
    -------------------------------------------------------------------------
                 Results for periods in 2006, as compared to periods in 2005
    -------------------------------------------------------------------------
                                  Gross         Gross
                                Operating     Operating     Gross Operating
                   RevPAR      Revenue (GOR) Profit (GOP)        Margin
              ---------------------------------------------------------------
                    Percentage   Percentage   Percentage          Basis Point
                $    Increase     Increase     Increase   Margin  Improvement
    -------------------------------------------------------------------------
    Fourth
     Quarter   381     24.9%        18.1%        27.1%     31.9%       230
    -----------------------------------------------------------------------
    Full
     Year      398     18.9%        10.5%        18.1%     33.7%       220
    -------------------------------------------------------------------------
              All of the Core Hotels in the region experienced RevPAR
              improvement in the fourth quarter of 2006, with the exception of Four Seasons Resort Provence at Terre Blanche, which had strong achieved room rate improvement that was offset by a reduction in occupancy. On a local currency basis, RevPAR
              increased 16.0%, reflecting an 11.8% increase in achieved room rates in local currency and a 20.4% increase in achieved room rates on a US dollar basis. Gross operating profits and gross operating margins increased 27.1% and 230 basis points,
              respectively, in the fourth quarter of 2006, as compared to the same period in 2005. This increase was primarily a result of strong RevPAR, revenue and operational improvements at the Four
              Seasons properties in Paris, London, Prague, Dublin and Milan.

              All of the Core Hotels in the region experienced RevPAR
              improvements for the full year 2006. The properties in Lisbon,
              London and Terre Blanche had particularly strong RevPAR results relative to the regional average. On a local currency basis,
              RevPAR increased 17.5%, reflecting a 10.2% increase in achieved room rates on a local currency basis and an 11.6% increase in achieved room rates on a US dollar basis. Gross operating
              profits and gross operating margins increased 18.1% and 220 basis points, respectively, for the full year 2006, as compared to the same period in 2005. Many of the properties in the
              region had strong improvement in gross operating margins,
              including properties in Budapest, Istanbul, Lisbon and Paris.
              The improvements in gross operating profits and gross operating margins for the region were offset in part by the impact on the profitability performance at the Four Seasons Hotel Dublin, which was undergoing a conversion of 62 hotel rooms into
              residential units that is now complete.
    -------------------------------------------------------------------------

    Middle East Region
    -------------------------------------------------------------------------
                 Results for periods in 2006, as compared to periods in 2005
    -------------------------------------------------------------------------
                                  Gross         Gross
                                Operating     Operating     Gross Operating
                   RevPAR      Revenue (GOR) Profit (GOP)        Margin
              ---------------------------------------------------------------
                    Percentage   Percentage   Percentage          Basis Point
                $    Increase     Increase     Increase   Margin  Improvement
    -------------------------------------------------------------------------
    Fourth
     Quarter   191     41.7%        34.8%        81.2%     50.9%     1,300
    -----------------------------------------------------------------------
    Full
     Year      179     25.3%        24.5%        41.3%     50.5%       600
    -------------------------------------------------------------------------
              In the Middle East region, all of the properties under
              management had improvements in RevPAR in the fourth quarter of
              2006, which were driven primarily by a 36.4% increase in
              achieved room rates, as compared to the same period in 2005.
              Four Seasons Hotel Riyadh and Four Seasons Hotel Cairo at Nile
              Plaza had particularly strong improvements in RevPAR, as
              compared to the average for the region. On a local currency basis, RevPAR and achieved room rates improved 40.4% and 35.1%, respectively, in the fourth quarter of 2006, as compared to the same period in 2005. Gross operating profits and gross
              operating margins increased significantly in the fourth quarter of 2006, reflecting the strong operational performance in the region.

              For the full year 2006, the 25.3% improvement in RevPAR was attributable to a 21.8% increase in achieved room rates and a 200 basis point improvement in occupancy, as compared to
              2005. During the full year 2006, all of the properties under management in the region had RevPAR improvements, with the exception of Four Seasons Resort Sharm el Sheikh. In Sharm el
              Sheikh, RevPAR was essentially unchanged as a result of a
              decline in occupancy, as demand was adversely affected during the early part of 2006 as business continued to recover from three terrorist bombings in the prior 18 months. On a local currency basis, RevPAR and achieved room rates for the region improved 23.8% and 20.3%, respectively, for the full year 2006 as compared to the same period in 2005. Also for the full year
              2006, gross operating profits and gross operating margins
              improved 41.3% and 600 basis points, respectively, from 2005, as all of the properties under management in the region had stronger operating results, with the exception of the resort in
              Sharm el Sheikh, where profitability was essentially unchanged for the reason noted above.

    -------------------------------------------------------------------------

    Asia/Pacific Region
    -------------------------------------------------------------------------
                 Results for periods in 2006, as compared to periods in 2005
    -------------------------------------------------------------------------
                                  Gross         Gross
                                Operating     Operating     Gross Operating
                   RevPAR      Revenue (GOR) Profit (GOP)        Margin
              ---------------------------------------------------------------
                    Percentage   Percentage   Percentage          Basis Point
                $    Increase     Increase     Increase   Margin  Improvement
    -------------------------------------------------------------------------
    Fourth
     Quarter   150     11.9%        12.0%        19.9%     38.8%       250
    -----------------------------------------------------------------------
    Full
     Year      135      5.0%         5.5%        10.9%     34.8%       170
    -------------------------------------------------------------------------
              In the Asia/Pacific region, RevPAR increased 11.9% in the
              fourth quarter of 2006, as compared to the same period in 2005.
              On a local currency basis, RevPAR improved 7.0% for the fourth quarter of 2006. Achieved room rates in the fourth quarter of
              2006 improved 10.6% (5.8% on a local currency basis), as
              compared to the same period in 2005. Virtually all of the
              properties in the region experienced RevPAR improvements, with the exception of the properties in Bangkok and Chiang Mai, where occupancy levels declined due to political unrest. In particular, the properties under management in Bali, Singapore and Sydney had strong RevPAR improvements relative to the other properties in the region. The Bali properties showed strong occupancy improvements in the fourth quarter of 2006, compared to the results earlier in the year, and increased significantly over the same period last year. During the fourth quarter of
              2006, gross operating profits and gross operating margins
              improved 19.9% and 250 basis points, respectively. Excluding the impact of the properties in Bangkok and Chiang Mai, which had reduced profitability related to the decline in RevPAR, gross operating profits and gross operating margins would have increased 26.3% and 380 basis points, respectively.

              For the full year 2006, RevPAR improved 5.0% on a US dollar basis and 3.6% on a local currency basis, as compared to 2005.
              This improvement was attributable to a 6.9% increase in
              achieved room rates (5.5% on a local currency basis). The
              majority of the properties in the region had RevPAR
              improvements for the full year. The most notable exceptions were the properties under management in Bali, where the market was continuing a gradual recovery from the impact of terrorist bombings and did not show strong occupancy improvements until the fourth quarter of 2006. For the full year 2006, gross
              operating profits and gross operating margins for the region improved 10.9% and 170 basis points, respectively, as compared to 2005 mainly due to strong profitability improvements at the properties under management in Singapore and Shanghai.
    -------------------------------------------------------------------------
    >>

    For our 2006 to 2005 comparisons, 56 of our 73 properties were considered
Core Hotels, as compared to 51 of 68 properties for our 2005 to 2004 comparisons. Of the properties not considered Core Hotels for 2006 to 2005, three properties, Four Seasons Resort Maldives at Kuda Huraa, Four Seasons
Biltmore Resort Santa Barbara and Four Seasons Hotel Washington, were not included as they were undergoing extensive renovations. We have opened 12 new properties over the course of 2005 and 2006 (Four Seasons Hotel Hampshire,
Four Seasons Resort Langkawi, Four Seasons Hotel Doha, Four Seasons Hotel Hong
Kong, Four Seasons Resort Lana'i at Manele Bay, Four Seasons Hotel Geneva,
Four Seasons Hotel Damascus, Four Seasons Tented Camp Golden Triangle, Four
Seasons Hotel Silicon Valley, Four Seasons Resort Maldives at Landaa
Giraavaru, Four Seasons Resort Lana'i the Lodge at Koele and Four Seasons
Hotel Westlake Village). The results from these properties are not included in the comparison of Core Hotels from 2006 to 2005 because they were not open during both 2005 and 2006. In addition, Regent Taipei and Regent Kuala Lumpur are excluded from the comparisons in both years. For our 2005 to 2004 comparisons, four properties (Four Seasons Resort Maldives at Kuda Huraa, Four
Seasons Biltmore Resort Santa Barbara, Four Seasons Resort Scottsdale at Troon
North and Four Seasons Hotel Washington) were undergoing extensive renovations during 2005, and 11 properties had not been under management during both 2005 and 2004 and thus were not included as Core Hotels.
    At December 31, 2006, we had approximately 18,025 total rooms under management, as compared to approximately 17,300 rooms as at December 31, 2005.

    <<
    -------------------------------------------------------------------------
    Approximate number of rooms
     under management                                      As at December 31,
    -------------------------------------------------------------------------
                                                          2006          2005
    -------------------------------------------------------------------------
      United States                                      7,445         6,845
    -------------------------------------------------------------------------
      Other Americas/Caribbean                           2,165         2,165
    -------------------------------------------------------------------------
      Europe                                             1,960         1,960
    -------------------------------------------------------------------------
      Middle East                                        1,735         1,740
    -------------------------------------------------------------------------
      Asia/Pacific                                       4,720         4,590
    -------------------------------------------------------------------------
                                                        18,025(i)     17,300
    -------------------------------------------------------------------------
                                                  ---------------------------
     (i)   Since December 31, 2006, we have commenced management of Four
           Seasons Resort Koh Samui, Thailand, which has approximately 65 rooms. This property is not reflected in this table.

    For the full year 2006, total revenues of all managed hotels and resorts were approximately $2.9 billion, as compared to $2.6 billion in 2005, representing an increase of 15.0%. In the three months ended December 31,
2006, hotel and resort total revenues increased 18.5% to $801.6 million, as compared to $676.7 million for the same period in 2005. The increases in total revenues of all managed hotels and resorts were due to increased revenues at existing hotels as a result of general improvements in travel trends and due to an increase in revenues from recently opened hotels and resorts.

                          Company Operating Results

    Revenues
    -------------------------------------------------------------------------
                                       Years ended       Dollar   Percentage
    (in millions of dollars)           December 31,      Change     Change
    -------------------------------------------------------------------------
                                                        2006 over  2006 over
                                     2006       2005       2005       2005
    -------------------------------------------------------------------------
    Hotel management fees
      Base                        $    83.8  $    73.7  $    10.1       13.7%
      Incentive                        40.0       27.1       12.9       47.7%
    -------------------------------------------------------------------------
        Subtotal                      123.8      100.8       23.0       22.8%
    -------------------------------------------------------------------------
    Other fees                         17.5       14.0        3.5       24.7%
    -------------------------------------------------------------------------
        Subtotal                      141.3      114.8       26.5       23.1%
    -------------------------------------------------------------------------
    Hotel ownership revenues           33.4       65.5      (32.1)    (49.0)%
    -------------------------------------------------------------------------
    Reimbursed costs                   78.7       68.0       10.7       15.7%
    -------------------------------------------------------------------------
      Total revenues              $   253.4  $   248.3  $     5.1        2.0%
    -------------------------------------------------------------------------
                                 --------------------------------------------

    -------------------------------------------------------------------------
                                      Three months
                                          ended          Dollar   Percentage
    (in millions of dollars)           December 31,      Change     Change
    -------------------------------------------------------------------------
                                                        2006 over  2006 over
                                     2006       2005       2005       2005
    -------------------------------------------------------------------------
    Hotel management fees
      Base                        $    22.4  $    19.2  $     3.2      16.6%
      Incentive                        10.8        6.0        4.8      79.9%
    -------------------------------------------------------------------------
        Subtotal                       33.2       25.2        8.0      31.7%
    -------------------------------------------------------------------------
    Other fees                          4.2        4.1        0.1       3.9%
    -------------------------------------------------------------------------
        Subtotal                       37.4       29.3        8.1      27.9%
    -------------------------------------------------------------------------
    Hotel ownership revenues            8.6        7.5        1.1      15.0%
    -------------------------------------------------------------------------
    Reimbursed costs                   23.7       21.7        2.0       9.1%
    -------------------------------------------------------------------------
      Total revenues              $    69.7  $    58.5  $    11.2      19.3%
    -------------------------------------------------------------------------
                                 --------------------------------------------

        Hotel Management Fees
    >>

    The increases in hotel management fees for the year ended and three months ended December 31, 2006 were the result of the improvements in revenues and gross operating profits at the worldwide Core Hotels, resulting primarily from RevPAR and other revenue increases, as well as fees from new properties and increases in reimbursed costs.

    <<
           Base Fees
    >>

    Base fees increased $10.1 million (from $73.7 million to $83.8 million)
for the year ended December 31, 2006, as compared to 2005. Of this increase, base fees from Core Hotels contributed $6.5 million or 64.4% of the increase.
The increase in base fees from Core Hotels in 2006 represented a 9.7% increase over the base fees generated from Core Hotels in 2005. Properties that opened in 2005 and 2006 contributed base fees of $6.3 million and $1.7 million in
2006 and 2005, respectively. The $10.1 million increase in base fees in 2006 reflects a $1.8 million reduction in base fees as a result of properties that we managed in 2005 no longer being under management in 2006.
    Base fees increased $3.2 million (from $19.2 million to $22.4 million)
for the three months ended December 31, 2006, as compared to the three months ended December 31, 2005. Of the $3.2 million increase in base fees, base fees from Core Hotels contributed $2.0 million or 63.6% of the increase. The increase in base fees from Core Hotels in the three months ended December 31,
2006 represented an 11.8% increase over the fees generated from Core Hotels in the same period in 2005. Properties that opened in 2005 and 2006 contributed base fees of $1.8 million and $1.1 million in the three months ended
December 31, 2006 and 2005, respectively. The $3.2 million increase in base fees in the three months ended December 31, 2006 reflects a $0.2 million reduction in base fees as a result of properties that we managed in 2005 that we no longer managed in 2006.

    <<
           Incentive Fees
    >>

    For the full year 2006, incentive fees increased $12.9 million, as compared to 2005. Incentive fees contributed 32.4% of the total hotel management fee revenues for the full year 2006, as compared to 26.9% for the full year 2005. The increase was attributable to improvements in each of the regions we operate, with the strongest improvement being in the Middle East.
The incentive fees earned from properties that opened in 2005 and 2006 represented $4.3 million of the increase in incentive fees. Due to a one-time charge at the properties under our management related to the transition of the retirement benefit plan (see "Other Income (Expenses), Net" - "Retirement
Benefit Plan" below) during the three months ended December 31, 2005, incentive fees that year were reduced by approximately $1.0 million. We have the ability to earn incentive fees in virtually all(7) of the hotels and resorts that we manage. In 2006, incentive fees were earned under 49 of our 73 management agreements, as compared to 45(8) of our 68 management agreements in
2005.
    For the three months ended December 31, 2006, incentive fees increased
$4.8 million, as compared to the same period in 2005. As mentioned above, due to a one-time charge at the properties under our management related to the transition of the retirement benefit plan in the three months ended
December 31, 2005, incentive fees in the three months ended December 31, 2005 were reduced by $1.0 million. The incentive fees earned from properties that opened in 2005 and 2006 represented $1.1 million of the increase. Incentive fees were earned from 47 of the 73 hotels and resorts under management for the three months ended December 31, 2006, as compared to 37 of the 68 hotels and resorts under management in 2005.

    <<
        Other Fees
    >>

    For the year ended December 31, 2006, other fees increased 24.7%
($3.5 million), to $17.5 million, as compared to 2005. The increase was attributable to a $2.6 million increase in residential fees primarily related to an increase in royalty fees as a result of a larger number of residential sales closing and a $0.9 million increase in other miscellaneous fees. For the three months ended December 31, 2006, other fees increased 3.9%
($0.1 million), to $4.2 million.

    <<
        Hotel Ownership Revenues
    >>

    We have a 100% leasehold interest in the Four Seasons Hotel Vancouver and, as a result, we consolidate the results of that hotel. During the first half of 2005, we also had a 100% leasehold interest in The Pierre and consolidated the results of that property. We assigned the lease of The Pierre to a third party at the end of June 2005 and, as a result, we ceased to consolidate that property at that time. Our investment strategy as a public company is not to hold any majority interests in properties. However, Four
Seasons Hotel Vancouver is a long-term leasehold interest that was established at an earlier stage in our development and we expect that we will continue to operate this property under the terms of the current lease, which expires
January 31, 2020.
    We have seven units of residential inventory at two resorts, which we acquired with the intent to resell at our book value cost during the next several years as a combination of fractional and whole home ownership residences. We do not intend for this ownership to be an ongoing business activity and expect, over time, the costs related to the sales process to be approximately equal to the proceeds from the sale of these units. The revenue associated with the sales of these units is included in hotel ownership revenues, and the cost of the sales is included in hotel ownership cost of sales and expenses. During the year ended and the three months ended
December 31, 2006, we sold residential inventory for gross proceeds of $2.2 million and $0.8 million, respectively (nil proceeds for both periods in
2005).
    For the full year 2006, the decline in hotel ownership revenue was primarily related to our owning and consolidating 100% of The Pierre during the first six months of 2005 and our not owning and not consolidating it during any part of 2006. Hotel ownership revenue for full year 2006 relates primarily to the Four Seasons Hotel Vancouver. Revenue at that property increased 19.2% during 2006 compared to 2005, as the result of strong occupancy and rate increases at that property and the decline in the US dollar relative to the Canadian dollar, as Canadian dollar revenue from the property was translated into US dollars (on a Canadian dollar basis, revenue increased
11.4%).
    In the three months ended December 31, 2006, the increase in hotel ownership revenue was primarily related to a 13.9% increase in revenue from the Four Seasons Hotel Vancouver due to improved operating results at that property and the decline in the US dollar relative to the Canadian dollar, as
Canadian dollar revenue from the property was translated into US dollars (on a
Canadian dollar basis, revenue increased 10.2%).

    <<
        Reimbursed Costs
    >>

    As described above under "Our Business Model", reimbursed costs are incurred on a cost recovery basis to us and, as a result, we analyze our management operations excluding reimbursed costs. For the year ended and the three months ended December 31, 2006, reimbursed costs increased $10.7 million and $2.0 million, respectively, as compared to the corresponding periods in
2005. The increase in both the year ended and the three months ended
December 31, 2006 was due primarily to an increase in the number of properties in the portfolio and increased costs related to increased activity, as compared to the same periods in 2005.

    Expenses

    <<
        General and Administrative Expenses
    >>

    The majority of our general and administrative expenses are incurred in
Canadian dollars. For the year ended and the three months ended December 31,
2006, general and administrative expenses (excluding reimbursed costs)
increased by 0.6% and 6.6%, respectively, on a Canadian dollar basis, as compared to the same period in 2005. As reported in US dollars, for the year ended December 31, 2006, general and administrative expenses increased 7.4% to
$62.4 million, from $58.1 million in the same period of 2005. As reported in
US dollars, for the three months ended December 31, 2006, general and administrative expenses increased 10.3% to $18.4 million, from $16.7 million in the same period of 2005. The greater increase on a US dollar basis was attributable to the US dollar having declined relative to the Canadian dollar.
    Included in general and administrative expense is $2.3 million of stock option compensation expense for each of 2006 and 2005. In addition, compensation expense of $3.0 million relating to share appreciation rights issued pursuant to phantom equity agreements was included for the full year
2006 (nil for 2005).
    As noted, the majority of our general and administrative expenses are incurred in Canadian dollars, while the majority of hotel management fee revenues and cash balances are in US dollars. We also incur Canadian dollar capital funding requirements, which are primarily attributable to our corporate office expansion. Accordingly, in December 2005, we began selling forward US dollars for conversion to Canadian dollars, to help fix the cost of our Canadian dollar expenditures in US dollars. The foreign exchange gains and losses arising from both the forward contracts settled and the forward contracts outstanding as at December 31, 2006, are included in "Other Income
(Expenses), Net" and are discussed below.

    <<
        Hotel Ownership Cost of Sales and Expenses
    >>

    As discussed above, we consolidate 100% of the operations of Four Seasons
Hotel Vancouver and, until June 30, 2005, we also consolidated the operations of The Pierre. Also as noted above, costs relating to the sale of residential units are included in hotel ownership cost of sales and expenses.
    Hotel ownership cost of sales and expenses declined 51.3% to
$32.2 million in the year ended December 31, 2006, from $66.1 million in the same period of 2005, primarily as a result of the operations of The Pierre being consolidated until June 30, 2005, and not being consolidated in the same period of 2006. Expenses at Four Seasons Hotel Vancouver increased 9.7% in the year ended December 31, 2006, primarily as a result of the decline in the
US dollar relative to the Canadian dollar, as the Canadian dollar costs are translated into US dollars for reporting purposes. On a Canadian dollar basis, expenses at Four Seasons Hotel Vancouver increased 2.5% in the year ended
December 31, 2006. For the year ended December 31, 2006, costs relating to the sale of the residential units were $3.0 million.
    Hotel ownership cost of sales and expenses increased 6.3% to $8.4 million for the three months ended December 31, 2006, from $7.9 million in the same period of 2005, as a result of increased expenses at Four Seasons Hotel
Vancouver (primarily as a result of the decline in the US dollar relative to the Canadian dollar, as the Canadian dollar costs are translated into US dollars for reporting purposes) and costs relating to the sale of the residential units. On a Canadian dollar basis, hotel ownership cost of sales and expenses increased 2.8% in the three months ended December 31, 2006.

    Operating Earnings Before Other Items(9)

    For the year ended December 31, 2006, operating earnings before other items increased 42.7% to $80.1 million, as compared to $56.1 million in the same period in 2005. As a result of the items described above, operating earnings before other items increased 57.8% to $19.3 million in the three months ended December 31, 2006, as compared to $12.3 million in the same period in 2005.

    Depreciation and Amortization

    For the year ended December 31, 2006, depreciation and amortization was
$14.6 million, as compared to $11.2 million for the year ended December 31,
2005. For the three months ended December 31, 2006, depreciation and amortization was $4.7 million, as compared to $2.7 million for the same period in 2005. The increase in depreciation and amortization for the year ended and three months ended December 31, 2006, as compared to the same periods in 2005, was primarily attributable to an increase of $3.3 million and $1.6 million, respectively, in the amortization of our investment in The Ritz-Carlton
Chicago management contract.
    We have reached an agreement with the owner of The Ritz-Carlton Chicago relating to the possible sale of that property by the owner to a third party, and the potential cessation of our management of that property, as well as the significant refurbishment of Four Seasons Hotel Chicago (which is owned by an affiliated owner). These arrangements provide the owner of The Ritz-Carlton
Chicago with the option to terminate our management prior to a sale of the property, and the obligation to terminate our management upon a sale of the property. Under this arrangement we are entitled to payments in connection with both a termination of our management of the property and the owner's sale of the property. Although there is no certainty as to the sale of the property or the date of termination of our management, given the possibility it could occur in the near term, we amortized the $3.3 million difference between the expected value of the payment to be made on termination of our management and the book value of our investment in this management contract, over the last half of 2006. We may subsequently record a gain following a future sale of the property, depending on the payments we actually receive.

    Other Income (Expenses), Net

    For the year ended December 31, 2006, other expenses, net was
$3.8 million, as compared to other expenses, net of $89.2 million for the same period in 2005.

    <<
    -------------------------------------------------------------------------
    (in millions of dollars)                         Years ended December 31,
    -------------------------------------------------------------------------
                                                          2006          2005
    -------------------------------------------------------------------------
    Costs related to pending
     Arrangement Transaction                       $      (3.4)  $       0.0
    -------------------------------------------------------------------------
    Asset provisions and write-downs                      (3.1)        (32.3)
    -------------------------------------------------------------------------
    Foreign exchange gain (loss)                           1.3         (24.6)
    -------------------------------------------------------------------------
    Unrealized swap derivative gain                        0.8           0.0
    -------------------------------------------------------------------------
    Gain on disposition of assets                          0.6           3.2
    -------------------------------------------------------------------------
    Loss on retirement benefit plan transition             0.0         (35.5)
    -------------------------------------------------------------------------
      Other expenses, net                          $      (3.8)  $     (89.2)
    -------------------------------------------------------------------------
                                                  ---------------------------

    For the three months ended December 31, 2006, other income, net was $3.2 million, as compared to other expenses, net of $56.8 million for the same period in 2005.

    -------------------------------------------------------------------------
                                                       Three months ended
    (in millions of dollars)                               December 31,
    -------------------------------------------------------------------------
                                                          2006          2005
    -------------------------------------------------------------------------
    Costs related to pending
     Arrangement Transaction                       $      (3.4)  $       0.0
    -------------------------------------------------------------------------
    Asset provisions and write-downs                      (2.7)        (25.5)
    -------------------------------------------------------------------------
    Foreign exchange gain (loss)                           7.9          (4.8)
    -------------------------------------------------------------------------
    Unrealized swap derivative gain                        0.8           0.0
    -------------------------------------------------------------------------
    Gain on disposition of assets                          0.6           9.0
    -------------------------------------------------------------------------
    Loss on retirement benefit plan transition             0.0         (35.5)
    -------------------------------------------------------------------------
      Other income (expenses), net                 $       3.2   $     (56.8)
    -------------------------------------------------------------------------
                                                  ---------------------------

        Costs Related to Pending Arrangement Transaction
    >>

    In November 2006, we announced that our Board of Directors had received a proposal to pursue a transaction through which FSHI would be taken private.
The Board of Directors established a special committee of independent directors to consider the proposed transaction and make recommendations to the
Board. In connection with this proposal, and the resulting process leading to the execution of the acquisition agreement, we incurred in 2006 certain costs primarily relating to legal fees, financial advisory and consulting services, and certain filing fees (during the three months ended December 31, 2006, we incurred $3.4 million of expenses). Please see the "Subsequent Event" section.

    <<
        Asset Provisions and Write-Downs
    >>

    From time to time, we make investments in hotels and resorts under our management in the form of loans, equity and investments in management contracts in order to obtain long-term management agreements in respect of these projects. In making these investments, we assess the expected overall returns to Four Seasons, including the value created through our long-term management agreements. However, for financial reporting purposes, each discrete investment or component of an investment must be valued only in relation to the cash flow that the particular investment or component of an investment generates to Four Seasons, without regard to the ongoing value of the management agreement.

    For the year ended December 31, 2006, other expenses, net, included
$3.1 million relating primarily to a write-down on investments in hotel partnerships and corporations. For the year ended December 31, 2005, other expenses, net, included an expense of $32.3 million relating to the provision for, and the write-down of, certain assets, including a provision for loss of
$8.8 million on long-term receivables, a write-down of $17.9 million on investments in hotel partnerships and corporations, a write-down of
$5.1 million on investment in management contracts and a provision for other assets of $0.5 million.
    For the three months ended December 31, 2006, other expenses included
$2.7 million relating primarily to a write-down on investments in hotel partnerships and corporations. For the three months ended December 31, 2005, other expenses, net, included an expense of $25.5 million relating to the provision for, and the write-down of, certain assets, including a provision for loss of $8.8 million on long-term receivables, a write-down of
$15.9 million on investments in hotel partnerships and corporations, a write-down of $0.6 million related to investment in management contracts and a provision for other assets of $0.2 million.

    <<
        Foreign Exchange
    >>

    Other expenses, net for the year ended December 31, 2006 included a foreign exchange gain of $1.3 million, as compared to a foreign exchange loss of $24.6 million for the year ended December 31, 2005. Other income
(expenses), net for the three months ended December 31, 2006 included a foreign exchange gain of $7.9 million, as compared to a foreign exchange loss of $4.8 million for the same period in 2005.
    Foreign exchange gains and losses arose primarily from the translation to
Canadian dollars (using current exchange rates at the end of each quarter) of our foreign currency-denominated net monetary assets, which are not included in our designated foreign self-sustaining subsidiaries. They also reflected local currency foreign exchange gains and losses on net monetary assets incurred by our designated foreign self-sustaining subsidiaries. Net monetary assets is the difference between our foreign currency-denominated monetary assets and our foreign currency-denominated monetary liabilities in each currency, and consist primarily of cash and cash equivalents, accounts receivable, long-term receivables and short-term and long-term liabilities, as determined under Canadian generally accepted accounting principles. The foreign exchange gain during the year ended and the three months ended
December 31, 2006 and the foreign exchange loss during the year ended and the three months ended December 31, 2005 resulted primarily from the translation of our US dollar and British pound sterling net monetary asset positions to
Canadian dollars using the current exchange rates at the end of each quarter.

    Our US dollar net monetary asset position increased significantly during the second quarter of 2005 as a result of entering into a currency and interest rate swap agreement relating to our convertible senior notes. The swap was designated as a fair value hedge of our convertible senior notes. In
December 2006, we terminated 80% of the notional amount of the currency component of the swap and ceased hedge accounting on the remaining portion of the currency component of the swap and on the interest component of the swap.
This is described below under "Liquidity and Capital Resources - Convertible
Notes".
    As discussed above, we have entered into a program to sell forward US dollars for Canadian dollars to help us to predict the US dollar cost of our
Canadian dollar general and administrative expenses and Canadian dollar capital funding requirements. All our forward contracts are being marked-to-market with the resulting changes in fair values being recorded as a foreign exchange gain or loss. Other expenses, net included a foreign exchange loss of $0.5 million and $1.8 million for the year ended and the three months ended December 31, 2006, respectively, related to the forward contracts. In
2005, foreign exchange loss of $0.1 million was included in other expenses, net for the three months ended and year ended December 31, 2005.
    As at December 31, 2006, we had forward contracts in place to sell forward $39.1 million of US dollars and receive Canadian dollars at a weighted average exchange rate of 1.11 Canadian dollars to a US dollar at various maturities extending to April 2008. On these outstanding forward contracts, the marked-to-market loss for the three months ended December 31, 2006 was
$1.6 million, and the marked-to-market loss for the year ended December 31,
2006 was $1.5 million. These amounts are included in the $0.5 million foreign exchange loss for the year ended December 31, 2006 and $1.8 million foreign exchange loss for the three months ended December 31, 2006, as noted above.
    While this program of selling forward US dollars allows us to better predict the cost in US dollars of the majority of our Canadian dollar general and administrative expenses and capital funding requirements, it will not eliminate the impact of foreign currency fluctuations related to our management fees in currencies other than US dollars. It will also not eliminate foreign currency gains and losses related to un-hedged net monetary assets and liability positions. As such, our consolidated results will continue to include gains and losses related to foreign currency fluctuations.
The impact of foreign currency gains and losses has been material in the past and could continue to be material in the future.

    <<
    The following table sets out the exchange rates obtained from the Bank of
Canada:

    -------------------------------------------------------------------------
                                            As at        As at       Average
                                         December 31, December 31,    during
                                             2005         2006         2006
    -------------------------------------------------------------------------
    US dollar to Canadian $1.00             0.8577       0.8581       0.8818
    -------------------------------------------------------------------------
    Pound sterling to Canadian $1.00        0.4991       0.4387       0.4788
    -------------------------------------------------------------------------
    Euro to Canadian $1.00                  0.7244       0.6503       0.7024
    -------------------------------------------------------------------------
    Australian dollar to US $1.00           1.3630       1.2684       1.3275
    -------------------------------------------------------------------------

        Gain/Loss on Disposition of Assets
    >>

    Other expenses, net for the year ended December 31, 2006 included a net gain on the disposition of assets of $0.6 million. During the three months ended December 31, 2006, the ownership interests in three of the hotels under our management were sold. As a result of the sales, we were repaid loans, accrued interest and investments, and after deducting transaction costs, received cash and promissory notes totalling $100.6 million. In connection with these sales, we realized a $0.6 million gain. Included in other expenses, net for the year ended December 31, 2005, was a net gain of $9.4 million related to the disposition of certain investments in hotel partnerships and corporations and the exit from certain management contracts, and a loss of
$6.2 million on the assignment of leases and the sale of related assets in The
Pierre.

    Other income, net for the three months ended December 31, 2006 included a net gain on the disposition of assets of $0.6 million, as discussed above.
Other expenses, net for the three months ended December 31, 2005 included a net gain of $9.9 million related to the disposition of certain investments in hotel partnerships and corporations and the exit from certain management contracts, and a loss of $0.9 million on the assignment of leases and the sale of related assets in The Pierre.

    <<
        Retirement Benefit Plan
    >>

    During the three months ended December 31, 2005, we transitioned the majority of our senior executives and hotel and resort general managers from an unfunded defined benefit retirement plan to a fully funded defined contribution retirement plan. We made the change in the retirement plan to improve the certainty and predictability related to the cost of the retirement benefits. We do not expect that the change will have a significant impact on our ongoing annual pension cost.
    The transition to this defined contribution format resulted in a funding requirement of $42.2 million, of which $36.0 million was funded in 2005, and a one-time pre-tax loss of $35.5 million. In addition, as a result of the costs incurred by our hotels and resorts for the transition of general manager participants, our incentive fees for 2005 were reduced by approximately $1.0 million since the funding by the hotel owners was typically deducted in calculating the amounts upon which our incentive fees are determined.
    We continue to maintain the unfunded, multiemployer, non-contributory, defined benefit plan on behalf of four active executives and 14 retired executives and general managers, as well as the owner of two of our managed properties. As at December 31, 2006, we had accrued $26.3 million in
"Long-term obligations" in respect of this plan. This accrued defined benefit liability excludes the defined benefit obligation of the owner of the two managed properties for their current general managers.

    <<
    Interest Income / Interest Expense

    -------------------------------------------------------------------------
                                              Years ended            Dollar
    (in millions of dollars)                  December 31,           Change
    -------------------------------------------------------------------------
                                                                   2006 over
                                            2006         2005         2005
    -------------------------------------------------------------------------
    Interest income                     $     22.4   $     16.8   $      5.6
    -------------------------------------------------------------------------
    Interest expense                    $    (14.9)  $    (11.5)  $     (3.4)
    -------------------------------------------------------------------------
    >>

    The $5.6 million increase in interest income for the year ended
December 31, 2006, as compared to the same period in 2005, was primarily attributable to higher deposits and higher deposit interest rates.
    The $3.4 million increase in interest expense for the year ended
December 31, 2006, as compared to the same period in 2005, was primarily attributable to the increase in interest expense accrued relating to the currency and interest rate swap agreement we entered into in the second quarter of 2005, related to our convertible senior notes.

    This currency and interest rate swap agreement was designated as a fair value hedge of our convertible senior notes. In December 2006, we terminated
80% of the notional amount of the currency component of the swap, and ceased hedge accounting on the remaining portion of the currency component of the swap and on the interest component of the swap. This is described below under
"Liquidity and Capital Resources - Convertible Notes".
    Taking into account the amortization of the gain on the terminated interest rate swap in 2004, the 2005 currency and interest rate swap and the amortization of the loss on the termination of hedge accounting on the interest component of the 2005 currency and interest rate swap, the effective interest rate on the convertible senior notes was approximately 5.2% and 5.3%, for the three months ended and year ended December 31, 2006, respectively.
This represents $2.9 million of interest expense for the three months ended
December 31, 2006 and $12.0 million of interest expense for the full year
2006.
    Taking into account the amortization of the gain on the terminated interest rate swap in 2004 and the 2005 currency and interest rate swap, the effective interest rate on the convertible senior notes was approximately 4.5%
and 4.2%, for the three months ended and year ended December 31, 2005, respectively. This represents $2.5 million of interest expense for the three months ended December 31, 2005 and $9.2 million of interest expense for the full year 2005.

    <<
    -------------------------------------------------------------------------
                                           Three months ended        Dollar
    (in millions of dollars)                  December 31,           Change
    -------------------------------------------------------------------------
                                                                   2006 over
                                            2006         2005         2005
    -------------------------------------------------------------------------
    Interest income                     $      6.5   $      5.2   $      1.3
    -------------------------------------------------------------------------
    Interest expense                    $     (3.6)  $     (3.2)  $      0.4
    -------------------------------------------------------------------------
    >>

    The $1.3 million increase in interest income for the three months ended
December 31, 2006, as compared to the same period in 2005, was primarily attributable to higher deposits and higher deposit interest rates.
    The $0.4 million increase in interest expense for the three months ended
December 31, 2006, as compared to the same period in 2005, was primarily attributable to the increase in interest expense accrued relating to the currency and interest rate swap agreement we entered into in the second quarter of 2005 related to our convertible senior notes. As noted above, a portion of the currency and interest rate swap was terminated in December
2006.

    Income Tax Recovery (Expense)

    Our income tax expense during the year ended and three months ended
December 31, 2006 was $18.9 million and $3.8 million, respectively (effective tax rate of 27.3% and 18.6%, respectively), as compared to income tax recovery of $10.8 million and $7.4 million, respectively (effective tax rate of 27.8%
and 16.4%, respectively), for the same periods in 2005.

    During the three months ended and year ended December 31, 2006, we did not record approximately $1.5 million and $3.4 million, respectively, of a tax benefit related to the foreign exchange losses, due to the uncertainty associated with the utilization of those losses.
    In connection with the disposition of The Pierre in 2005, we recorded a tax benefit of approximately $9.4 million.

    Net Earnings (Loss) and Earnings (Loss) per Share

    For the reasons outlined above, net earnings for the year ended
December 31, 2006 was $50.3 million ($1.36 basic earnings per share and $1.33 diluted earnings per share), as compared to net loss of $28.2 million ($0.77 basic and diluted loss per share) for the year ended December 31, 2005.
    For the reasons outlined above, net earnings for the three months ended
December 31, 2006 was $16.9 million ($0.45 basic earnings per share and $0.44 diluted earnings per share), as compared to net loss of $37.8 million ($1.03 basic and diluted loss per share) for the three months ended December 31,
2005.

    Adjusted Net Earnings and Adjusted Earnings per Share(10)

    In the year ended December 31, 2006, other expenses, net of $3.8 million related primarily to the costs related to the pending Arrangement Transaction and a write-down of investments in hotel partnerships and corporations, offset by a foreign exchange gain, a gain on disposition of assets and an unrealized swap derivative gain. In the year ended December 31, 2005, other expenses, net of $89.2 million related primarily to a foreign exchange loss, a loss on retirement benefit plan transition and asset provisions and write-downs.
    Adjusting for other expenses, net and the applicable income taxes, adjusted net earnings were as follows:

    <<
    -------------------------------------------------------------------------
    (in millions of dollars except
     per share amounts)                              Years ended December 31,
    -------------------------------------------------------------------------
                                                          2006          2005
    -------------------------------------------------------------------------
    Net earnings (loss)                            $      50.3   $     (28.2)
    -------------------------------------------------------------------------
    Adjustments - Other expenses, net                      3.8          89.2
    -------------------------------------------------------------------------
    Tax effect related to foregoing adjustments            0.7      (24.6)(i)
    -------------------------------------------------------------------------
      Adjusted net earnings                        $      54.8   $      36.4
    -------------------------------------------------------------------------
                                                  ---------------------------
    Adjusted basic earnings per share              $      1.49   $      0.99
    -------------------------------------------------------------------------
                                                  ---------------------------
    Adjusted diluted earnings per share            $      1.45   $      0.96
    -------------------------------------------------------------------------
                                                  ---------------------------
     (i)   We recorded a tax benefit associated with the loss on retirement benefit plan transition and other items included as adjustments on this schedule. In addition, in connection with the disposition of
           The Pierre in the second quarter of 2005, we recorded a tax benefit of approximately $9.4 million in the year ended
           December 31, 2005.
    >>

    In the three months ended December 31, 2006, other income, net of
$3.2 million related primarily to a foreign exchange gain, which was offset partially by the costs related to the pending Arrangement Transaction and a write-down of investments in hotel partnerships and corporations. In the three months ended December 31, 2005, other expenses, net of $56.8 million related primarily to a loss on retirement benefit plan transition, a foreign exchange loss and asset provisions and write-downs.

    Adjusting for other income (expenses), net and the applicable income taxes, adjusted net earnings were as follows:

    <<
    -------------------------------------------------------------------------
    (in millions of dollars except                        Three months
     per share amounts)                                ended December 31,
    -------------------------------------------------------------------------
                                                          2006          2005
    -------------------------------------------------------------------------
    Net earnings (loss)                            $      16.9   $     (37.8)
    -------------------------------------------------------------------------
    Adjustments - Other (income) expenses, net            (3.2)         56.8
    -------------------------------------------------------------------------
    Tax effect related to foregoing adjustments           (1.1)        (12.0)
    -------------------------------------------------------------------------
      Adjusted net earnings                        $      12.6   $       7.0
    -------------------------------------------------------------------------
                                                  ---------------------------
    Adjusted basic earnings per share              $      0.34   $      0.19
    -------------------------------------------------------------------------
                                                  ---------------------------
    Adjusted diluted earnings per share            $      0.33   $      0.19
    -------------------------------------------------------------------------
                                                  ---------------------------

                            Eight Quarter Summary

    -------------------------------------------------------------------------
    (in millions of dollars
     except per share amounts)       Fourth Quarter         Third Quarter
    -------------------------------------------------------------------------
                                       2006       2005       2006       2005
    -------------------------------------------------------------------------
    Total revenues                $    69.7  $    58.5  $    58.2  $    52.2
    -------------------------------------------------------------------------
    Operating earnings before
     other items                  $    19.3  $    12.3  $    16.6  $    11.7
    -------------------------------------------------------------------------
    Net earnings (loss)           $    16.9  $   (37.8) $    10.9  $   (11.4)
    -------------------------------------------------------------------------
    Basic earnings (loss) per
     share(11)                    $    0.45  $   (1.03) $    0.30  $   (0.31)
    -------------------------------------------------------------------------
    Diluted earnings (loss)
     per share                    $    0.44  $   (1.03) $    0.29  $   (0.31)
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Average Canadian/US dollar
     foreign exchange rate
     used for specified
     quarter                        1.13629    1.17478    1.12087    1.20687
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    (in millions of dollars
     except per share amounts)        Second Quarter        First Quarter
    -------------------------------------------------------------------------
                                       2006       2005       2006       2005
    -------------------------------------------------------------------------
    Total revenues                $    67.8  $    74.5  $    57.6  $    63.1
    -------------------------------------------------------------------------
    Operating earnings before
     other items                  $    23.7  $    20.1  $    20.5  $    12.1
    -------------------------------------------------------------------------
    Net earnings (loss)           $     9.1  $    15.8  $    13.4  $     5.2
    -------------------------------------------------------------------------
    Basic earnings (loss) per
     share(11)                    $    0.25  $    0.43  $    0.36  $    0.14
    -------------------------------------------------------------------------
    Diluted earnings (loss)
     per share                    $    0.24  $    0.42  $    0.36  $    0.14
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Average Canadian/US dollar
     foreign exchange rate
     used for specified
     quarter                        1.12509    1.24401    1.15421    1.22652
    -------------------------------------------------------------------------
    >>

    The disposition of our interest in The Pierre during 2005 affects the comparative amounts. Net earnings for each quarter were impacted by, among other things, the fluctuation of the US dollar against the Canadian dollar over the course of 2006 and 2005 (resulting in foreign exchange gains and losses upon the translation to Canadian dollars of non-Canadian dollar-denominated net monetary assets not included in our designated self-sustaining operations) (See "Company Operating Results - Other Income
(Expenses), Net"). In addition, as discussed under "Other Income (Expenses),
Net", during the fourth quarter of 2005, we wrote down certain of our investments and transitioned our retirement benefit plan. The impact of certain of these items is highlighted in the following table:

    <<
    -------------------------------------------------------------------------
    (in millions of dollars)         Fourth Quarter         Third Quarter
    -------------------------------------------------------------------------
                                       2006       2005       2006       2005
    -------------------------------------------------------------------------
    Costs related to pending
     Arrangement Transaction      $    (3.4) $       -  $       -  $       -
    -------------------------------------------------------------------------
    Asset provisions and
     write-downs                       (2.7)     (25.5)      (0.7)      (4.6)
    -------------------------------------------------------------------------
    Foreign exchange gain (loss)        7.9       (4.8)       1.3      (16.2)
    -------------------------------------------------------------------------
    Unrealized swap derivative
     gain                               0.8          -          -          -
    -------------------------------------------------------------------------
    Gain (loss) on disposition
     of assets                          0.6        9.0          -       (0.3)
    -------------------------------------------------------------------------
    Loss on retirement benefit
     plan transition                      -      (35.5)         -          -
    -------------------------------------------------------------------------
    Other income (expenses), net  $     3.2  $   (56.8) $     0.6  $   (21.1)
    -------------------------------------------------------------------------
                                  -------------------------------------------

    -------------------------------------------------------------------------
    (in millions of dollars)         Second Quarter         First Quarter
    -------------------------------------------------------------------------
                                       2006       2005       2006       2005
    -------------------------------------------------------------------------
    Costs related to pending
     Arrangement Transaction      $       -  $       -  $       -  $       -
    -------------------------------------------------------------------------
    Asset provisions and
     write-downs                        0.6       (0.1)      (0.3)      (1.9)
    -------------------------------------------------------------------------
    Foreign exchange gain (loss)       (7.4)      (3.3)      (0.5)      (0.4)
    -------------------------------------------------------------------------
    Unrealized swap derivative
     gain                                 -          -          -          -
    -------------------------------------------------------------------------
    Gain (loss) on disposition
     of assets                            -       (5.2)         -       (0.4)
    -------------------------------------------------------------------------
    Loss on retirement benefit
     plan transition                      -          -          -          -
    -------------------------------------------------------------------------
    Other income (expenses), net  $    (6.8) $    (8.6) $    (0.8) $    (2.7)
    -------------------------------------------------------------------------
                                  -------------------------------------------

                      Balance Sheet Review and Analysis
    >>

    Corporate Strategy Relating to Investments

    An important part of our overall objectives as a public company has been and would continue to be to maintain the strength of our balance sheet.
Accordingly, we intend to continue to be disciplined in the allocation of our capital. Our capital investment plans remain focused on allocating the majority of our capital for investment opportunities that are intended to establish new long-term management contracts in key destinations or enhance existing management arrangements. We make investments in, or advances in respect of or to owners of, properties with a view to obtaining management agreements or enhancing existing management agreements where we believe the overall returns will justify the investment or advance.
    These investments must meet our financial criteria considering all sources of cash flow (including management fees), certain minimum return hurdles and a manageable risk profile. We consider whether the structure should be in the form of an investment or an advance and, among other things, the relative risk and returns of the investment or advance, including interest, dividends and fee income. As a public company, we generally seek to limit our total long-term capital exposure to no more than 20% of the total equity required for a property and can typically choose to have our equity interest diluted if additional capital is required. We attempt to structure our equity interests separately from our management interests to enable us to dispose of equity interests as opportunities arise, without affecting our management interests. Depending on the nature of the investment or advance, it will be characterized on our consolidated balance sheet as "Long-term receivables", "Investments in hotel partnerships and corporations" or
"Investment in management contracts".

    As part of our ongoing balance sheet evaluation, we reviewed our significant investments and advances at December 31, 2006 and 2005 and determined that certain write-downs were required with respect to certain of our investments. These charges are discussed under "Company Operating Results
- Other Income (Expenses), Net".

    Long-Term Receivables

    Included on our balance sheet as at December 31, 2006 is $153.2 million
(2005 - $175.4 million) of long-term receivables relating primarily to advances in respect of, and to owners of, properties that we manage, including secured and unsecured long-term receivables relating to our managed properties in Punta Mita, Hampshire, Sydney, Geneva, Prague, Toronto, Scottsdale, Buenos
Aires, Costa Rica and the Maldives. In addition, the 2005 long-term receivables included advances in respect of our managed property in London, which was repaid in 2006.

    Investments in Hotel Partnerships and Corporations

    Included on our balance sheet as at December 31, 2006 is $65.6 million
(2005 - $99.9 million) related to investments in hotel partnerships and corporations. For a listing of hotels and resorts under management in which we have equity investments, see "Four Seasons Portfolio - Description of Hotels
and Resorts". We account for these equity investments on a cost basis because either the percentage ownership or the structure does not give us significant influence over these investments. Each of our investments in hotel partnerships and corporations individually represents less than 5% of our total assets, and none of these investments individually is material to us. We are not liable for any further obligations relating to these investments, other than any commitment discussed under "Four Seasons Portfolio - Properties under Construction or Development", "Liquidity and Capital Resources", and
"Off-Balance Sheet Arrangements".

    Investment in Management Contracts

    Included in our balance sheet as at December 31, 2006 is $187.9 million
(2005 - $164.9 million) relating to our investment in management contracts.
The largest component of these amounts relates to management contracts acquired during the Regent transaction in 1992, including the management contracts for the Four Seasons hotels in New York and Milan and Four Seasons
Resort Bali at Jimbaran Bay. The most significant amounts advanced for individual management contracts include amounts advanced in the context of obtaining or improving the management contracts for Four Seasons properties in
Paris, Scottsdale, Hampshire, San Francisco, Jackson Hole, Nevis and Chicago.

    Fixed Assets

    Included on our balance sheet as at December 31, 2006 is $81.5 million
(2005 - $64.9 million) relating to our fixed assets. A majority of this amount relates to the land, building, and furniture, fixtures, and equipment for our corporate office in Toronto. Also included in fixed assets at December 31,
2006 is $5.2 million (2005 - $6.2 million), representing a majority of our investment in Four Seasons Hotel Vancouver.

    <<

                       Liquidity and Capital Resources
    >>

    As at December 31, 2006, our cash and cash equivalents were
$358.9 million, as compared to $242.2 million as at December 31, 2005. Our investments in cash and cash equivalents are highly liquid, with maturities of less than 90 days. These investments include bank deposits, guaranteed investment certificates and money market funds held with major financial institutions.
    We have a committed bank credit facility of $125 million, which expires at the earlier of September 2007 or upon a change of control, including one that would arise at the consummation of our currently pending Arrangement
Transaction. Borrowings under this credit facility bear interest at LIBOR plus a spread ranging between 0.875% and 2.25% in respect of LIBOR-based borrowings
(prime rate plus a spread ranging between nil and 1.25% in respect of prime rate borrowings), depending upon certain criteria specified in the loan agreement. As at December 31, 2006, no amounts were borrowed under the credit facility. However, approximately $1.6 million of letters of credit were issued under the facility. No amounts have been drawn under these letters of credit.
We believe that, absent unusual opportunities, this bank credit facility, when combined with cash on hand and internally generated cash flow, should be more than adequate to allow us to finance our normal operating needs and anticipated investment commitments related to our current growth objectives.
    Our commitments include the contractual obligations and other commitments described below in this "Liquidity and Capital Resources" section as well as those described under "Off-Balance Sheet Arrangements" and "Four Seasons
Portfolio - Properties under Construction or Development".

    <<
    Contractual Obligations

    -------------------------------------------------------------------------
                                            Payments Due by Period
    Contractual             -------------------------------------------------
     Obligations                         Less
     (in millions                        than      1 - 3     4 - 5    After
     of dollars)               Total    1 year     years     years   5 years
    -------------------------------------------------------------------------
    Convertible Notes(i)    $  252.0  $    2.0  $  250.0  $      -  $      -
    -------------------------------------------------------------------------
    Currency and Interest
     Rate Swap(ii)               6.8       1.0       5.8         -         -
    -------------------------------------------------------------------------
    Operating Leases(iii)       37.9       4.8       7.0       5.8      20.3
    -------------------------------------------------------------------------
    Other Long-Term
     Obligations(iv)             9.1       9.1         -         -         -
    -------------------------------------------------------------------------
    Retirement Benefit
     Plan(v)                    26.3       1.3       2.8       3.3      18.9
    -------------------------------------------------------------------------
      Total Contractual
       Obligations(vi)      $  332.1  $   18.2  $  265.6  $    9.1  $   39.2
    -------------------------------------------------------------------------
                            -------------------------------------------------

    (i)   The amount represents the principal amount plus accrued interest at December 31, 2006. See "Convertible Notes".

    (ii)  The amount represents the fair value of the swap as at
          December 31, 2006.

    (iii) This amount excludes the future minimum lease payments in connection with Four Seasons Hotel London and includes the future minimum lease payments in connection with Four Seasons Hotel
          Vancouver. See note 14(a) to our consolidated financial
          statements.

    (iv)  This amount includes our contractual obligations related to the expansion of our Toronto corporate office, as well as other long-
          term obligations.

    (v)   We continue to maintain the unfunded multiemployer,
          non-contributory, defined benefit plan on behalf of four active executives and 14 retired executives and general managers, as well as the owner of two of our managed properties. As at December 31,
          2006, we have accrued a defined benefit liability of $26.3 million in "Long-term obligations" in respect of this plan. This accrued defined benefit liability excludes the defined benefit liability of the owner of the two managed properties for their current general managers.

    (vi)  This does not include the amounts that are disclosed as capital commitments in the chart under "Four Seasons Portfolio -
          Properties under Construction or Development".
    >>

    Convertible Notes

    During the second quarter of 2004, we issued $250 million principal amount of convertible senior notes. We used a majority of the net proceeds from the issuance of these convertible senior notes to repay previously issued convertible notes. These notes bear interest at the rate of 1.875% per annum
(payable semi-annually in arrears on January 30 and July 30 to holders of record on January 15 and July 15, beginning January 30, 2005) and will mature on July 30, 2024, unless earlier redeemed or repurchased. The notes are convertible into our Limited Voting Shares at an initial conversion rate of
13.9581 shares per $1,000 principal amount (equal to a conversion price of approximately $71.64 per Limited Voting Share), subject to adjustments in certain events, in circumstances in which (i) the Limited Voting Shares have traded for more than 130% of the conversion price for a specified period,
(ii) the notes have a trading price of less than 95% of the market price of the Limited Voting Shares into which they may be converted for a specified period, (iii) we call the notes for redemption, or (iv) specified corporate transactions or a "fundamental change" occurs. We may choose to settle conversion in our Limited Voting Shares, cash or a combination of our Limited
Voting Shares and cash. Holders of the notes will have the right to require us to purchase the notes for their principal amount plus accrued and unpaid interest on July 30, 2009, July 30, 2014 and July 30, 2019 and in connection with certain events. Repurchases of notes made on July 30, 2014 and July 30,
2019 may be made (at our option) in cash, our Limited Voting Shares or a combination of cash and our Limited Voting Shares. Subject to conversion rights, we will have the right to redeem the convertible senior notes for their principal amount, plus any accrued and unpaid interest, beginning
August 4, 2009.
    The Arrangement Transaction, if completed, would result in a "fundamental change". As a result, holders may convert the notes during the period from and after the tenth day prior to the anticipated closing date of the Arrangement
Transaction until and including the close of business on the later of the 10th day after the actual closing date and the 30th business day after notice of an offer to repurchase the notes has been mailed, as described below. Upon such conversion, holders of the notes would be entitled to receive, subject to our right to make a cash payment in lieu of some or all of the Limited Voting
Shares that otherwise would be issued, 13.9581 Limited Voting Shares for each
$1,000 principal amount of notes and an additional number of Limited Voting
Shares equal to (a) the sum of a make whole premium and an amount equal to any accrued but unpaid interest to, but not including, the conversion date, divided by (b) the average of the closing sale price (or, in certain circumstances, an average of bid and ask prices) of the Limited Voting Shares on the NYSE for the ten trading days before the conversion date.
    If the Arrangement Transaction is completed, FSHI will be required to make an offer to repurchase the notes at a purchase price equal to the principal amount of the notes plus a make whole premium (as described above), and an amount equal to any accrued and unpaid interest to, but not including, the date of repurchase. FSHI must make this offer by providing a notice to the trustee and the holders of notes within 30 days of the completion of the
Arrangement Transaction.
    In accordance with Canadian GAAP, the convertible senior notes are bifurcated on our consolidated financial statements into a debt component
(representing the principal value of a bond of $211.8 million, which was estimated based on the present value of a $250.0 million bond maturing in
2009, yielding 5.33% per annum, compounded semi-annually, and paying a coupon of 1.875% per annum) and an equity component of $36.9 million (representing the value of the conversion feature of the convertible senior notes). For further details, see note 10(a) to our consolidated financial statements.
    In connection with the offering of the convertible senior notes, we entered into a five-year interest rate swap with an initial notional amount of
$211.8 million, pursuant to which we agreed to receive interest at a fixed rate of 5.33% per year and pay interest at six-month LIBOR, in arrears, plus
0.4904%. In October 2004, we terminated the interest rate swap agreement and received proceeds of $9.0 million. The book value of the interest rate swap at the date of termination was approximately $1.5 million. The recognition of the resulting gain was deferred and is being amortized over the period to July 30,
2009.
    In the second quarter of 2005, we entered into a new currency and interest rate swap agreement until July 30, 2009, pursuant to which we had agreed to receive interest at a fixed rate of 5.33% per annum on an initial notional amount of $215.8 million (C$269.2 million) and pay interest at a floating rate of six-month Canadian Bankers Acceptances ("BA") in arrears plus
1.1% per annum. Pursuant to this agreement, we had agreed that on July 30,
2009, we would pay C$311.8 million and would receive $250.0 million under the swap. We had designated the swap as a fair value hedge of our convertible senior notes.
    In December 2006, we terminated 80% of the notional amount of the currency component of the currency and interest rate swap agreement relating to the final exchange of principal by making a payment of $21.0 million. The book value of the terminated portion of the swap at the date of termination was C$19.5 million ($17.0 million). The loss of C$4.6 million ($4.0 million)
was deferred for accounting purposes and recorded in "Other assets", and is being amortized over the period to July 30, 2009, which would have been the maturity date of the swap agreement. The amortization of the deferred loss is being recorded as a foreign exchange loss.
    Under the amended swap, we will pay C$62.4 million and receive
$50.0 million on July 30, 2009. There were no other changes to the original swap, including the notional amounts relating to the exchange of interest.
    In the event the convertible senior notes are settled as a result of the pending Arrangement Transaction, the revised currency and interest rate swap will be terminated at the same time.

    As a result of the partial termination of the swap, we no longer met all of the conditions for designating the amended swap as a fair value hedge of the convertible senior notes, and therefore ceased hedge accounting as at that date. The unrealized loss relating to the remaining notional amount of the currency component of the swap of C$1.2 million ($1.0 million) and the unrealized loss relating to the notional amount of the interest component of the swap of C$2.1 million ($1.8 million) were deferred for accounting purposes and recorded in "Other assets". These deferred losses are being amortized over the period to July 30, 2009. The amortization of the deferred loss relating to the currency component of the swap is being recorded as a foreign exchange loss and the amortization of the deferred loss relating to the interest component of the swap is being recorded as interest expense.
    The amended swap is being marked-to-market on a monthly basis and accrued under "Long-term obligations", with the resulting changes in fair values being recognized in "Other expenses, net".

    Arrangement Transaction

    An aggregate amount of approximately $3.8 billion will be required to fund the transactions under the Arrangement Transaction. This aggregate amount will be funded from the proceeds of $750.0 million of acquisition debt financing, approximately $2.75 billion of equity contributions, and a majority of cash balances of Four Seasons.

    <<
                                 Cash Flows
    >>

    Cash Provided by Operations

    During the year ended December 31, 2006, we generated cash from operating activities of $78.0 million, as compared to $26.5 million in 2005. During the three months ended December 31, 2006, we generated cash of $20.4 million from operating activities, as compared to using cash of $9.9 million for the same period in 2005.
    The increase in cash from operating activities of $51.5 million in the year ended December 31, 2006, as compared to 2005, resulted primarily from higher earnings generated from our management business, a net increase from
2005 of $25.1 million in non-cash working capital and a reduction of taxes paid of $5.4 million as compared to 2005. In addition, cash provided by operating activities in 2006 was reduced by a cash payment of $21.0 million related to the partial termination of our currency and interest rate swap, as compared to a reduction in 2005 of $36.0 million for the cash payment related to the retirement benefit plan transition from an unfunded defined benefit plan to a fully funded defined contribution plan for a substantial number of the participants.
    The increase in cash from operating activities of $30.3 million in the three months ended December 31, 2006, as compared to the same period in 2005, resulted primarily from higher earnings generated from our management business and a net increase from 2005 of $12.3 million in non-cash working capital. In addition, cash provided by operating activities in 2006 was reduced by a cash payment of $21.0 million related to the partial termination of our currency and interest rate swap, as compared to a reduction in 2005 of $36.0 million for the cash payment related to the retirement benefit plan transition as discussed above.

    Investing Activities

    <<
        Long-Term Receivables
    >>

    In the year ended December 31, 2006, we advanced $25.6 million, in the aggregate, as long-term receivables, including amounts to Four Seasons properties in Geneva, Toronto, Punta Mita, and the Maldives. Also in 2006, we
were repaid $65.3 million, in the aggregate, of our long-term receivables, including repayments from Four Seasons properties in London, Washington, Cairo and Sydney. In the year ended December 31, 2005, we advanced $44.9 million, in the aggregate, as long-term receivables, including amounts to Four Seasons properties in Geneva, Toronto, Washington, Buenos Aires, and Exuma at Emerald
Bay. Also in 2005, we were repaid $34.6 million, in the aggregate, of our long-term receivables, including repayments from Four Seasons properties in
Nevis, San Francisco, and Scottsdale.
    During the three months ended December 31, 2006, we advanced
$3.8 million, in the aggregate, as long-term receivables, including amounts to
Four Seasons properties in Punta Mita and Toronto. Also during the three months ended December 31, 2006, we were repaid $50.9 million, in the aggregate, of which the largest component related to our long-term receivables relating to the Four Seasons Hotel London. During the three months ended
December 31, 2005, we advanced $6.2 million, in the aggregate, as long-term receivables, including amounts to Four Seasons properties in Geneva, Bangkok and Buenos Aires. Also during the three months ended December 31, 2005, we were repaid $15.2 million, in the aggregate, of which the largest component related to our loan receivable from Nevis.

    <<
        Investments in Hotel Partnerships and Corporations
    >>

    To fund capital requirements in properties in which we have an interest
(primarily in properties under construction or development), we invested
$3.0 million during the year ended December 31, 2006 to an existing hotel in which we have a 15% equity interest, and received cash of $2.8 million from another investment. In addition, we disposed of our investment in the properties in Four Seasons Hotel London, Four Seasons Resort Aviara and Four
Seasons Hotel Sydney, and our remaining equity interest in Four Seasons Resort
Scottsdale at Troon North, and received net cash proceeds in 2006 of
$16.6 million. For the year ended December 31, 2005, investments of
$8.7 million included Four Seasons Resort Jackson Hole and Four Seasons Hotel
Silicon Valley at East Palo Alto, with our equity investments in these properties being 10% and 15%, respectively, at December 31, 2005. In 2005, we realized cash of $24.6 million, from the sales of approximately 53% of our equity interest in Four Seasons Hotel Shanghai, 80% of our equity interest in
Four Seasons Residence Club Scottsdale at Troon North, and all of our
interests in Four Seasons Hotel Cairo at Nile Plaza and Four Seasons Hotel
Amman.
    During the three months ended December 31, 2006, we received cash of
$0.5 million from one of our investments. In addition, we disposed of our investment in the properties in Four Seasons Hotel London, Four Seasons Resort
Aviara and Four Seasons Hotel Sydney, and received net cash proceeds in 2006 of $15.9 million. During the three months ended December 31, 2005, on a net basis, we realized cash from the disposition of our investments of
$14.0 million, reflecting the sale of our interests in Four Seasons Hotel
Cairo at Nile Plaza and Four Seasons Hotel Amman, and the sale of a portion of our interest in Four Seasons Hotel Miami.

    <<
        Investment in Management Contracts
    >>

    For the year ended December 31, 2006, we funded an aggregate of
$17.5 million related to our investment in management contracts. These included amounts funded to Four Seasons Hotel Austin, Four Seasons Hotel
Singapore and Four Seasons Resort Maldives at Landaa Giraavaru. For the three months ended December 31, 2006, we funded an aggregate of $0.7 million, primarily related to our investment in management contracts. For the year ended and the three months ended December 31, 2005, we received total net proceeds of $10.5 million and $11.1 million, respectively, related to our investments in management contracts, including our property in Canary Wharf and our property in Newport Beach (which we ceased managing in October 2005).
Of the amounts that were invested in management contracts during 2006 and
2005, there was no significant investment in any individual management contract.

    <<
        Fixed Assets
    >>

    Our capital expenditures were $22.2 million for the year ended
December 31, 2006 and $6.0 million in the three months ended December 31,
2006, as compared to $18.7 million and $5.9 million, respectively, for the same periods in 2005. In 2004, we commenced construction on our Toronto corporate office expansion, which is scheduled to be completed during 2007.
Capital expenditures related to this expansion were $20.9 million in 2006 and
$14.7 million in 2005. Costs to complete the facility are estimated at
$9.1 million and are expected to be fully incurred in 2007.
    During the three months ended December 31, 2006 and 2005, our capital expenditures were $6.0 million and $5.9 million, respectively, which primarily related to our Toronto corporate office expansion.
    Owners of properties that we manage are contractually responsible for funding the capital requirements of the properties, including guest room and common area renovations, and for maintaining capital reserves to fund ongoing annual maintenance capital expenditures required by the management agreements.
The owners annually spend an average of between 3% and 5% of hotel gross revenues on capital expenditures to maintain properties at the Four Seasons standard (other than in newly constructed or recently renovated properties where the annual amounts generally range from 1% to 2% in the initial years of operation following opening and major refurbishment). Capital expenditures are funded primarily by working capital generated from property operations and through advances from the owners. Our share of capital expenditures in 2006 and 2005 was immaterial for the properties in which we have a minority equity interest or pursuant to management contract obligations.

    Financing Activities

    In 2006, we received proceeds of $36.3 million relating to the exercise of options by employees to purchase 746,310 Limited Voting Shares, as compared to option exercise proceeds of $7.0 million in 2005 relating to the purchase of 32,380 Limited Voting Shares.
    We paid $3.4 million and $3.1 million in dividends during 2006 and 2005, respectively, based on a dividend policy of C$0.11 per Limited Voting Share and C$0.055 per Variable Multiple Voting Share per annum, paid semi-annually in January and July.

    <<
    Outstanding Share Data

    -------------------------------------------------------------------------
    Designation                              Outstanding as at March 9, 2007
    -------------------------------------------------------------------------
    Variable Multiple Voting Shares(i)                             3,725,698
    -------------------------------------------------------------------------
    Limited Voting Shares                                         33,774,038
    -------------------------------------------------------------------------
    Options to acquire Limited Voting
     Shares(ii):
    -------------------------------------------------------------------------
      Outstanding                                                  3,548,799
    -------------------------------------------------------------------------
      Exercisable                                                  2,904,419
    -------------------------------------------------------------------------
    Convertible Senior Notes issued
     June 2004 and due 2024(iii)                           $250.5 million(iv)
    -------------------------------------------------------------------------

    (i)   Convertible into Limited Voting Shares at any time at the option of the holder on a one-for-one basis.

    (ii)  As disclosed in note 11(a) to our annual consolidated financial statements for the year ended December 31, 2006, pursuant to an agreement approved by the shareholders in 1989, Four Seasons has agreed to make a payment to Mr. Isadore Sharp on an arm's length sale of control of Four Seasons Hotels Inc. Please see the
          "Subsequent Event" section.

    (iii) The terms of the convertible senior notes are more fully described under "Liquidity and Capital Resources-Convertible Notes".

    (iv)  This amount is equal to the issue price of the convertible senior notes issued in June 2004 and due 2024 plus accrued interest calculated at 1.875% per annum.

                            Financial Instruments
    >>

    In January 2005, the CICA issued three new accounting standards related to financial instruments: Section 3855, "Financial Instruments - Recognition
and Measurement", Section 3865, "Hedges", and Section 1530, "Comprehensive
Income". These new standards are effective for fiscal years beginning on or after October 1, 2006. See description under "Recent Canadian Accounting
Standards Issued but Not Yet Adopted".

    Foreign Exchange Forward Contracts

    We use derivative financial instruments in the management of our foreign currency exposures, when we believe it is appropriate. We do not use derivative financial instruments for trading or speculative purposes.
    Because a significant portion of our revenues is generated in foreign currencies (the most significant currency being the US dollar, our reporting currency) and the expenditures we incur for our management operations are denominated primarily in Canadian dollars, we enter into foreign exchange forward contracts from time to time as a hedge against foreign currency fluctuations. We estimate future foreign currency cash flows on an ongoing basis and enter into foreign exchange forward contracts in proportion to the magnitude and timing of these anticipated cash flows. For a description of foreign currency-related risks, see "Operating Risks - Currency Exposure". We are also subject to credit risks related to the counterparties to our foreign exchange forward contracts.
    As at December 31, 2006, we had foreign exchange forward contracts in place to sell forward $39.1 million of US dollars to receive Canadian dollars at a weighted average forward exchange rate of 1.11 Canadian dollars to a
US dollar maturing over the period to April 2008. These foreign exchange forward contracts are marked-to-market each period, with the resulting changes in fair values being recorded as a foreign exchange gain or loss. As of
December 31, 2006, the fair value of the outstanding contracts was a loss of
$1.5 million and has been included in accounts payable and accrued liabilities on our consolidated balance sheet and in other expenses, net in our consolidated statements of operations.

    Currency and Interest Rate Swap

    In April 2005, we entered into a currency and interest rate swap agreement with a duration until July 30, 2009 pursuant to which we had agreed to receive interest at a fixed rate of 5.33% per annum on an initial notional amount of $215.8 million and pay interest at a floating rate of six-month
Canadian Bankers Acceptances ("BA") in arrears plus 1.1% per annum on an initial notional amount of C$269.3 million. On July 30, 2009, we would pay
C$311.8 million and receive $250.0 million under the swap. We had designated the swap as a fair value hedge of our convertible senior notes (see "Liquidity and Capital Resources - Convertible Notes" above). A liability of
$17.1 million had been recorded in our accounts in 2005 related to the swap as a fair value hedge, offsetting the translation gain on the underlying debt obligation. Interest income and interest expense recognized on the swap agreement during 2005 was $8.0 million and C$8.3 million, respectively.
    As discussed in "Convertible Notes" above, in December 2006, we terminated 80% of the notional amount of the currency component of the swap relating to the final exchange of principal.
    The amended swap is being marked-to-market on a monthly basis and accrued under "Long-term obligations", with the resulting changes in fair values being recognized in "Other expenses, net". The fair value of the swap at
December 31, 2006 was $6.8 million and has been accrued. During 2006, a gain of $0.8 million was recognized on the marked-to-market valuation.
    As part of the interest rate component of the swap agreement, we receive a fixed interest rate amount in exchange for our payment of a floating interest rate charge on the notional Canadian value of the swap. As a result, the amount we are obligated to pay is subject to changes in the six-month BA rate. By way of example, a 1% increase in the six-month BA rate would result in an increase in interest expense, on an annualized basis, of approximately
C$2.9 million. Conversely, a 1% decrease in the six-month BA rate would result in a decrease in interest expense, on an annualized basis, of approximately
C$2.9 million. We try to manage our exposure to changes in short-term interest rates by investing our available cash balances in short-term securities, to provide a partial offset to changes in interest expense, however, there can be no assurance that this practice, which is dependent upon cash balances available for investment and the short-term interest rate spreads between
Canada and the US, will be effective.

    Other Financial Instruments

    In addition to the foreign exchange forward contracts and the currency and interest rate swap, we had the following financial instruments at
December 31, 2006: cash equivalents (see "Liquidity and Capital Resources"), long-term receivables (see "Balance Sheet Review and Analysis - Long-Term
Receivables"), convertible senior notes (see "Liquidity and Capital Resources
- Convertible Notes") and short-term financial instruments, including current receivables and current accounts payable.

    Fair Value of Financial Instruments

    The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a transaction between willing parties, other than a forced or liquidation sale. These estimates, although based on the relevant market information about the financial instrument, are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could materially affect the estimates.

    As cash equivalents, current receivables, current accounts payable and certain other short-term financial instruments are all short-term in nature, their carrying amounts approximate fair values. The fair value of our convertible senior notes is based on market quotes obtained from one of our financial advisors. The fair value of foreign exchange forward contracts is estimated from quotes obtained from our counterparties for the same or similar financial instruments.
    We do not have plans to sell loans receivable to third parties, and we expect to realize or settle them in the ordinary course of business. There is no active and liquid market for these instruments.

    <<
    The fair values of our financial instruments are as follows:

    -------------------------------------------------------------------------
                                                      Estimated     Carrying
    (in millions of dollars)                         fair value       amount
    -------------------------------------------------------------------------
    2006:
    -------------------------------------------------------------------------
      Convertible senior notes(i)                  $    (307.5)  $    (267.7)
    -------------------------------------------------------------------------
      Currency and interest rate swap                     (6.8)         (6.8)
    -------------------------------------------------------------------------
      Foreign exchange forward contracts                  (1.5)         (1.5)
    -------------------------------------------------------------------------
    2005:
    -------------------------------------------------------------------------
      Convertible senior notes(i)                  $    (243.0)  $    (260.4)
    -------------------------------------------------------------------------
      Currency and interest rate swap                    (24.0)        (17.1)
    -------------------------------------------------------------------------
      Foreign exchange forward contracts                  (0.1)         (0.1)
    -------------------------------------------------------------------------
    (i)  The carrying amount of the convertible senior notes includes the amounts allocated to both long-term obligations and shareholders'
         equity. It excludes, however, the offering expenses and
         underwriters' commission related to the shareholders' equity component of the notes of $1.3 million in each of 2006 and 2005, which are recorded in shareholders' equity.

                       Off-Balance Sheet Arrangements
    >>

    In addition to the financial instruments discussed above we have various off-balance sheet arrangements, the most significant of which are discussed below.

    Guarantees and Commitments

    As at December 31, 2006, we had provided certain guarantees in connection with properties under our management. These include guarantees in respect of four projects totalling a maximum of approximately $21.9 million, as well as a guarantee of $0.3 million for relocation costs for certain employees. We have a lease guarantee in respect of Four Seasons Hotel Prague of approximately
(euro)0.9  million (see note 14(c) to our consolidated financial statements).
To the extent we are called upon to honour any one of these guarantees, we generally have either the right to be repaid from hotel operations and/or have various forms of security or recourse to the owner of the property.

    In addition, in 2006, we also had four other commitments totalling approximately $11.2 million to four properties under our management. During
2005, we assigned our lease and sold the related assets of The Pierre. As part of the sale, in accordance with statutory provisions, the purchaser agreed to assume a portion of our contribution history with a multiemployer pension fund for the unionized hotel employees (the "NYC Pension"). This permitted us to withdraw from the NYC Pension without incurring a withdrawal liability estimated at $10.7 million. In certain limited circumstances, as a part of our agreement, we may be required to pay a portion of the purchaser's withdrawal liability, if any. We believe that the likelihood of our being required to make a payment is remote, and no amount has been recorded as at December 31,
2006 in respect of a potential NYC Pension withdrawal liability.
    We do not expect to fund any of these guarantees or commitments during
2007. Our assessment of our potential liability for such matters could change as a result of, among other things, the associated risks and uncertainties.

    Indemnities

    <<
        Disposition Indemnification Arrangements
    >>

    In connection with the sale of all or a part of our interest in a property, we may agree to provide an indemnity against claims relating to breaches of specific covenants or representations and warranties. The maximum amount of the indemnification in these transactions is generally limited to the purchase price paid for the interest being purchased. The nature of these indemnities prevents the calculation of an exact amount that may be payable to the indemnified parties.

    <<
        Director and Officer Indemnification Arrangements
    >>

    To the extent permitted by law, we indemnify individuals that are, or have been, directors or officers against certain claims that may be made against them as a result of their being, or having been, a director or officer at our request. We have documented these indemnification arrangements in agreements with each of our directors and certain of our senior officers. We have purchased directors' and officers' liability insurance that may be available in respect of certain of these claims.

    <<
        Other Indemnification Arrangements
    >>

    In the ordinary course of our business, we enter into other agreements with third parties that may contain indemnification provisions pursuant to which the parties to the agreements agree to indemnify one another if certain events occur (such as, but not limited to, changes in laws and regulations or as a result of litigation claims or liabilities that arise in respect of tax or environmental matters).
    The terms of our indemnification provisions vary based on the contract, a fact which (together with the fact that any amounts that could be payable would be dependent on the outcome of future, contingent events, the nature and likelihood of which cannot be determined at this time) precludes us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We believe that the likelihood that we would incur significant liability under these obligations is remote.
Historically, we have not made any significant payments under such indemnification arrangements. No amount has been recorded in the consolidated financial statements with respect to these indemnification provisions. Our assessment of our potential liability could change in the future as a result of currently unforeseen circumstances.

                                Looking Ahead
    >>

    Our business objectives for 2007 as a public company are to continue to focus on those aspects of our business that we believe provide the greatest potential for maximizing long-term shareholder value.

    New Openings

    In addition to Four Seasons Resort Koh Samui, which opened in
February 2007, we expect to open 13 new hotels and resorts over the course of
2007 and 2008. The average term of the management contracts for these properties is 56 years, and these management contracts are expected to provide us with significant additional long-term fee income. During 2007, we expect to fund in the range of $50.0 million to $60.0 million in connection with obtaining new or enhancing existing management agreements.

    Service

    During 2007, we intend to maintain our focus on value to our guests by continuing to deliver our exceptional quality of service, while at the same time controlling costs. We also intend to focus on enhancing our premium service quality and rate premiums at each of the 12 Four Seasons hotels and resorts that opened over the past 24 months and the new Four Seasons projects that are expected to open in 2007.
    We expect that the strong economic environment should translate into continued strength in travel demand, particularly business travel. We also expect that leisure travel demand will remain strong. On a full-year basis, we expect our average daily room rates for 2007 to exceed the rates achieved in
2006.

    Operating Environment

    If the travel trends that we experienced in 2006 continue and exchange rates remain at current levels, we expect RevPAR, on a US dollar basis, for worldwide Core Hotels for the full year 2007 to increase in the range of 9% to
11%, as compared to 2006. We expect that this improvement will result from both occupancy and pricing improvements. If current trends continue, we expect the full-year gross operating margins of our worldwide Core Hotels to increase in the range of 175 to 200 basis points for the full year of 2007, as compared to the full year of 2006.

    Management Operations

    We expect full year hotel management fee revenues to grow in line with our full year RevPAR growth expectations for 2007. Assuming no significant changes to the US to Canadian dollar exchange rate, we expect our general and administrative expenses to increase in the range of 8% to 10% for the full year 2007 as compared to full year 2006.

                              Subsequent Event

                           Arrangement Transaction
    >>

    On February 12, 2007, we announced that we had entered into a definitive acquisition agreement (the "Acquisition Agreement") to implement a previously announced proposal to take FSHI private at a price of $82.00 cash per Limited
Voting Share (the "Arrangement Transaction"). Following completion of the
Arrangement Transaction, FSHI would be owned by affiliates of Cascade
Investment, L.L.C. ("Cascade") (an entity owned by William H. Gates III),
Kingdom Hotels International ("Kingdom"), a company owned by a trust created for the benefit of His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz
Alsaud and his family, and Isadore Sharp (collectively the "Purchaser"). The
Arrangement Transaction, which would be implemented by way of a court-approved plan of arrangement under Ontario law, has been approved unanimously by our
Board (with interested directors abstaining) following the report and favourable, unanimous recommendation of the Special Committee of independent directors. In doing so, our Board determined that the arrangement is fair to the shareholders of FSHI (other than Mr. Sharp, Kingdom, Cascade, their respective directors and senior officers and any other "related parties",
"interested parties" and "joint actors") and in the best interests of FSHI and authorized the submission of the arrangement to shareholders of FSHI for their approval at a special meeting of shareholders. Our Board also has determined unanimously (with interested directors abstaining) to recommend to FSHI shareholders that they vote in favour of the transaction.
    As previously disclosed, upon completion of the Arrangement Transaction,
Triples Holdings Limited (which is Mr. Sharp's family holding company) would hold a significant continuing interest in FSHI and Mr. Sharp would, as
Chairman and Chief Executive Officer, continue to be directly involved in all aspects of the operations and the strategic direction of Four Seasons, which will remain headquartered in Toronto. If the Arrangement Transaction is completed, Mr. Sharp will be entitled to realize proceeds of approximately
$289.0 million related to a long-term incentive agreement that was approved by
FSHI's shareholders before it was put in place in 1989. (See "Description of
Share Capital - Sale of Control Agreement" in our annual information form.)
    A meeting of shareholders to consider the Arrangement Transaction is anticipated to take place in April 2007. To be implemented, the Arrangement
Transaction will require approval by two-thirds of the votes cast by holders of Limited Voting Shares, voting separately as a class, and approval by
Triples, as the sole holder of the Variable Multiple Voting Shares, voting separately as a class. Kingdom, Cascade and Triples have agreed to vote their
Limited Voting Shares and Variable Multiple Voting Shares to approve the arrangement. The Arrangement Transaction also will require approval by a simple majority of the votes cast by holders of Limited Voting Shares, other than Mr. Sharp, Kingdom, Cascade, their respective directors and senior officers and any other "related parties", "interested parties" and "joint actors". In addition, the Arrangement Transaction will require approval by the
Ontario Superior Court of Justice. The Arrangement Transaction also will be subject to certain other customary conditions, including receipt of a limited number of regulatory approvals. The Arrangement Transaction is not subject to any financing condition, and FSHI has been advised that commitments for the required debt financing have been received. FSHI has received from Cascade and
Kingdom a limited guaranty of certain obligations of the Purchaser. There are certain risks inherent in the Arrangement Transaction which are described in the management information circular prepared in connection with the special meeting of shareholders; a copy of which will be available as part of FSHI's public filings at www.sedar.com and www.sec.gov. Among other things, there are risks that the parties will not proceed with the Arrangement Transaction, that the ultimate terms of completion of the Arrangement Transaction will differ from those that currently are contemplated, and that the Arrangement
Transaction will not be successfully completed for any reason (including the failure to obtain the required approvals or clearances from regulatory authorities).

    Copies of the Acquisition Agreement and certain related documents have been filed with Canadian securities regulators and with the United States
Securities and Exchange Commission and are available at the Canadian SEDAR website at www.sedar.com and at the U.S. Securities and Exchange Commission's
website at www.sec.gov. The management information circular in connection with the special meeting of shareholders to consider the Arrangement Transaction is expected to be mailed to shareholders on or about the week of March 12, 2007.
The management information circular will also be available as part of FSHI's public filings at www.sedar.com and www.sec.gov.
    It is anticipated that the Arrangement Transaction, if approved by shareholders, will be completed in the second quarter of 2007.

    Interim Operations

    Pursuant to the Acquisition Agreement, FSHI agreed to certain customary negative and affirmative covenants relating to the operation of the business between the date of execution of the Acquisition Agreement and the closing of the Arrangement Transaction.

    Termination of the Acquisition Agreement

    FSHI and the Purchaser may terminate the Acquisition Agreement by mutual written consent and abandon the Arrangement Transaction at any time prior to the effective time. In addition, either FSHI or the Purchaser (and, in certain circumstances, only one of these parties) may terminate the Acquisition
Agreement and abandon the Arrangement Transaction any time prior to the effective time of the Arrangement Transaction if certain specified events occur. The Acquisition Agreement provides that FSHI will pay a termination fee of $75.0 million less any amounts actually paid or required to be paid by FSHI to the Purchaser for reimbursement of expenses (as described below) if the
Acquisition Agreement is terminated in certain circumstances. The Acquisition
Agreement provides that the Purchaser will pay to FSHI a termination fee of
$100.0 million if the Acquisition Agreement is terminated in certain circumstances. This obligation is guaranteed by Kingdom and Cascade. The
Acquisition Agreement also provides that FSHI will pay to the Purchaser reasonable documented expenses of the Purchaser and its affiliates incurred in connection with the transactions contemplated by the Acquisition Agreement (up to a maximum of $10.0 million) if the Acquisition Agreement is terminated in certain circumstances.

    Impact of Finalization of Arrangement Transaction

    Although there is no certainty that the Arrangement Transaction, or any other transaction, will be completed or the timing of completion of the pending Arrangement Transaction, some of our arrangements and agreements may be impacted by the pending Arrangement Transaction, including the following:

    1) Convertible Senior Notes:

    If the Arrangement Transaction is completed, FSHI will be required to make an offer to repurchase the notes at a purchase price equal to the principal amount of the notes plus a make whole premium (as described above), and an amount equal to any accrued and unpaid interest to, but not including, the date of repurchase. FSHI must make this offer by providing a notice to the trustee and the holders of notes within 30 days of the completion of the
Arrangement Transaction. For further information, please refer to the section
"Convertible Notes".
    Further information regarding the terms of our convertible senior notes is set out in the indenture pursuant to which the notes were issued.

    2) Long-Term Incentive Arrangement:

    Pursuant to an agreement approved by the shareholders of FSHI in 1989,
FSHI and its principal operating subsidiary, Four Seasons Hotels Limited, agreed to make a cash payment to Mr. Isadore Sharp, the Chief Executive
Officer of FSHI upon an arm's length sale of control of FSHI. Under the plan of arrangement through which the Arrangement Transaction will be implemented,
Mr. Sharp will receive the amount payable to him calculated in accordance with this long-term incentive plan in full satisfaction of all obligations to him under the plan. Based on an acquisition price of $82.00 for each Limited
Voting Share and Variable Multiple Voting Share, and using the noon rate of exchange as quoted by the Bank of Canada for the conversion of Canadian dollars into United States dollars on March 9, 2007, Mr. Sharp would receive approximately $289.0 million in satisfaction of the obligations to him under the long-term incentive plan.

    3) Stock Options:

    On February 9, 2007, the vesting of a total of 616,980 unvested stock options (which excludes those outstanding options with an unsatisfied performance condition) was accelerated for the purpose of allowing these individuals to participate in respect of such options in the Arrangement
Transaction. If the Arrangement Transaction is not completed, the vesting of the 616,980 stock options will not be accelerated and the stock options will continue to vest in accordance with their terms in existence prior to the acceleration. Pursuant to the plan of arrangement in respect of the
Arrangement Transaction, any options that have not been exercised prior to the effective time of the Arrangement Transaction will be transferred by each holder thereof to FSHI without any further act or formality in exchange for a cash amount equal to the excess, if any, of (a) the product of the number of
Limited Voting Shares underlying the options held by such holder and $82.00, over (b) the sum of the exercise prices for each Limited Voting Share underlying the options held by such holder (converted at the applicable foreign exchange rate).

    4) Other Arrangements and Agreements:

    Certain other arrangements and agreements are subject to "change of control" provisions. These include, among others, the following:

    <<
    (a) Under the terms of our current $125.0 million bank credit facility, a change of control triggers a default under the bank credit facility, and if not waived, would require the repayment of all amounts outstanding under this credit facility and would also result in the termination of this credit facility. As at March 9, 2007, no amounts were borrowed under this credit facility, but approximately
        $1.6 million of letters of credit were issued under this credit facility.

    (b) Pursuant to a cross default provision, a default under the bank credit facility, in turn, would cause a default under our currency and interest rate swap agreement. In such circumstances, the counterparty to the swap agreement may demand that the swap be terminated. As at March 9, 2007, the net amount that would be required to be paid by FSHI to the counterparty on termination was approximately $5.8 million. As at December 31, 2006, the estimated fair value of the swap on that date of $6.8 million is included in
        "Long-term obligations".

    5)  Costs Related to Pending Arrangement Transaction

    In connection with the pending Arrangement Transaction, we incurred costs of $3.4 million in 2006 and expect to incur costs of approximately
$12.6 million during 2007, primarily relating to legal fees, filing fees, financial advisory, printing, proxy solicitation and consulting services.

    <<
                           Four Seasons Portfolio
    >>

    The properties that we manage are comprised of luxury hotels and resorts, many of which include a residential component, whose target customers are principally business travelers, corporate and incentive groups and discerning leisure travelers. Our urban hotels generally are centrally located in the commercial and financial districts of the world's leading cities in North
America, South America, Asia, Europe and the Middle East. Our luxury resorts and serviced and branded residential projects are located in world-class leisure destinations and provide extensive recreational and meeting facilities to attract upscale leisure travelers and groups.

    Description of Hotels and Resorts

    The following table provides an overview of the properties that we currently manage, many of which include a residential component:

    <<
    -------------------------------------------------------------------------
                                            Approximate       Approximate
    Hotel/Resort and Location             Number of Rooms  Equity Interest(i)
    -------------------------------------------------------------------------
    United States
    -------------------------------------------------------------------------
    Four Seasons Hotel Atlanta, Georgia         245                -
    -------------------------------------------------------------------------
    Four Seasons Hotel Austin, Texas            290                -
    -------------------------------------------------------------------------
    Four Seasons Resort Aviara,
     California(ii)                             330                -
    -------------------------------------------------------------------------
    The Beverly Wilshire (Beverly Hills),
     California                                 395                -
    -------------------------------------------------------------------------
    Four Seasons Biltmore Resort (Santa
     Barbara), California                       205                -
    -------------------------------------------------------------------------
    Four Seasons Hotel Boston,
     Massachusetts(ii)                          275                -
    -------------------------------------------------------------------------
    Four Seasons Hotel Chicago, Illinois        345                -
    -------------------------------------------------------------------------
    The Ritz-Carlton Hotel Chicago,
     Illinois                                   435                -
    -------------------------------------------------------------------------
    Four Seasons Resort and Club Dallas
     at Las Colinas, Texas                      400                -
    -------------------------------------------------------------------------
    Four Seasons Hotel Houston, Texas(ii)       405                -
    -------------------------------------------------------------------------

    Four Seasons Resort Hualalai at
     Historic Ka'upulehu, Hawaii                245                -
    -------------------------------------------------------------------------
    Four Seasons Resort Jackson Hole,
     Wyoming(ii)                                125                -(iv)
    -------------------------------------------------------------------------
    Four Seasons Resort Lana'i at
     Manele Bay, Hawaii                         235                -
    -------------------------------------------------------------------------
    Four Seasons Lana'i The Lodge at
     Koele, Hawaii                              100                -
    -------------------------------------------------------------------------
    Four Seasons Hotel Las Vegas,
     Nevada                                     425                -
    -------------------------------------------------------------------------
    Four Seasons Hotel Los Angeles,
     California                                 285                -(iv)
    -------------------------------------------------------------------------
    Four Seasons Resort Maui at
     Wailea, Hawaii                             375                -
    -------------------------------------------------------------------------
    Four Seasons Hotel Miami,
     Florida(ii)                                220             4.7%(iii)
    -------------------------------------------------------------------------
    Four Seasons Hotel New York,
     New York                                   370                -
    -------------------------------------------------------------------------
    Four Seasons Resort Palm Beach,
     Florida                                    210                -
    -------------------------------------------------------------------------
    Four Seasons Hotel Philadelphia,
     Pennsylvania                               365                -
    -------------------------------------------------------------------------
    Four Seasons Hotel San Francisco,
     California(ii)                             275                -
    -------------------------------------------------------------------------
    Four Seasons Resort Scottsdale at
     Troon North, Arizona(ii)                   210                -(iv),(v)
    -------------------------------------------------------------------------
    Four Seasons Hotel Silicon Valley
     at East Palo Alto, California              200              15%(iii)
    -------------------------------------------------------------------------
    Four Seasons Hotel Washington,
     District of Columbia                       210                -
    -------------------------------------------------------------------------
    Four Seasons Hotel Westlake Village,
     California                                 270                -
    -------------------------------------------------------------------------
    Other Americas/Caribbean
    -------------------------------------------------------------------------
    Four Seasons Hotel Buenos Aires,
     Argentina                                  165                -
    -------------------------------------------------------------------------
    Four Seasons Resort Carmelo,
     Uruguay(ii)                                 45                -
    -------------------------------------------------------------------------
    Four Seasons Resort Costa Rica at
     Peninsula Papagayo, Costa Rica(ii)         155            11.4%(vi)
    -------------------------------------------------------------------------

    Four Seasons Resort Great Exuma at
     Emerald Bay, The Bahamas(ii)               185                -
    -------------------------------------------------------------------------
    Four Seasons Hotel Mexico City,
     Mexico                                     240                -
    -------------------------------------------------------------------------
    Four Seasons Resort Nevis, West
     Indies(ii)                                 195                -
    -------------------------------------------------------------------------
    Four Seasons Resort Punta Mita,
     Mexico(ii)                                 150                -
    -------------------------------------------------------------------------
    Four Seasons Hotel Toronto, Ontario,
     Canada                                     380                -
    -------------------------------------------------------------------------
    Four Seasons Hotel Vancouver, British
     Columbia, Canada                           375             100%(vi)
    -------------------------------------------------------------------------
    Four Seasons Resort Whistler, British
     Columbia, Canada(ii)                       275                -(iv)
    -------------------------------------------------------------------------
    Europe
    -------------------------------------------------------------------------
    Four Seasons Hotel Gresham Palace
     Budapest, Hungary                          180            18.3%(iii)
    -------------------------------------------------------------------------
    Four Seasons Hotel Dublin,
     Ireland(ii)                                195                -
    -------------------------------------------------------------------------
    Four Seasons Hotel Geneva,
     Switzerland                                105                -
    -------------------------------------------------------------------------
    Four Seasons Hotel Hampshire,
     England                                    135                -(iv)
    -------------------------------------------------------------------------
    Four Seasons Hotel Istanbul, Turkey          65                -(ix)
    -------------------------------------------------------------------------
    Four Seasons Hotel The Ritz Lisbon,
     Portugal                                   280                -
    -------------------------------------------------------------------------
    Four Seasons Hotel Canary Wharf,
     England                                    140                -
    -------------------------------------------------------------------------
    Four Seasons Hotel London, England          220                -(iv),(x)
    -------------------------------------------------------------------------
    Four Seasons Hotel Milan, Italy             120                -
    -------------------------------------------------------------------------
    Four Seasons Hotel George V Paris,
     France                                     245                -
    -------------------------------------------------------------------------
    Four Seasons Hotel Prague, Czech
     Republic                                   160                -(iv)
    -------------------------------------------------------------------------
    Four Seasons Resort Provence at
     Terre Blanche, France(ii)                  115                -
    -------------------------------------------------------------------------
    Middle East
    -------------------------------------------------------------------------
    Four Seasons Hotel Amman, Jordan            190                -
    -------------------------------------------------------------------------

    Four Seasons Hotel Cairo at The
     First Residence, Egypt(ii)                 270                -
    -------------------------------------------------------------------------
    Four Seasons Hotel Cairo at Nile
     Plaza, Egypt(ii)                           365                -
    -------------------------------------------------------------------------
    Four Seasons Hotel Damascus,
     Syria(viii)                                295                -
    -------------------------------------------------------------------------
    Four Seasons Hotel Doha, Qatar              230                -
    -------------------------------------------------------------------------
    Four Seasons Hotel Riyadh, Saudi
     Arabia                                     250                -
    -------------------------------------------------------------------------
    Four Seasons Resort Sharm el Sheikh,
     Egypt(ii)                                  135                -
    -------------------------------------------------------------------------
    Asia/Pacific
    -------------------------------------------------------------------------
    Four Seasons Resort Bali at Jimbaran
     Bay, Indonesia(ii)                         145                -
    -------------------------------------------------------------------------
    Four Seasons Resort Bali at Sayan,
     Indonesia                                   60                -
    -------------------------------------------------------------------------
    Four Seasons Hotel Bangkok, Thailand        355                -
    -------------------------------------------------------------------------
    Four Seasons Resort Chiang Mai,
     Thailand                                    80                -
    -------------------------------------------------------------------------
    Four Seasons Tented Camp, Golden
     Triangle, Thailand                          15                -
    -------------------------------------------------------------------------
    Four Seasons Hotel Hong Kong,
     Special Administrative Region of
     the People's Republic of China(ii)         400                -
    -------------------------------------------------------------------------
    Four Seasons Hotel Jakarta,
     Indonesia(ii)                              365               2%(iii)
    -------------------------------------------------------------------------
    Four Seasons Resort Koh Samui,
     Thailand                                    65                -
    -------------------------------------------------------------------------
    The Regent Kuala Lumpur,
     Malaysia(vii)                              470                -
    -------------------------------------------------------------------------
    Four Seasons Resort Langkawi,
     Malaysia                                    90                -
    -------------------------------------------------------------------------
    Four Seasons Resort Maldives at
     Kuda Huraa, Maldives                        95                -
    -------------------------------------------------------------------------
    Four Seasons Resort Maldives at
     Landaa Giraavaru, Maldives                 100                -
    -------------------------------------------------------------------------
    Four Seasons Hotel Shanghai,
     People's Republic of China                 440             10%(iii),(iv)
    -------------------------------------------------------------------------
    Four Seasons Hotel Singapore,
     Singapore                                  255                -
    -------------------------------------------------------------------------

    The Regent Singapore, Singapore             440                -
    -------------------------------------------------------------------------
    Four Seasons Hotel Sydney, Australia        530                -
    -------------------------------------------------------------------------
    Grand Formosa Regent Taipei, Taiwan         540                -
    -------------------------------------------------------------------------
    Four Seasons Hotel Tokyo at
     Chinzan-so, Japan                          285                -
    -------------------------------------------------------------------------
    Four Seasons Hotel Tokyo at
     Marunouchi, Japan                           55                -
    -------------------------------------------------------------------------
    (i)     In the ordinary course, we make investments in, or advances in respect of or to owners of, properties to obtain new management agreements or to enhance existing management agreements where we believe the overall returns will justify the investment or advance. We generally seek to limit our total long-term capital exposure to no more than 20% of the total equity required for a property. For a description of our investments in, or advances made in respect of or to owners, of properties and other
            commitments in respect of existing properties, including the equity investments listed in this chart, see "Balance Sheet
            Review and Analysis" and "Liquidity and Capital Resources" in
            Management's Discussion and Analysis.

    (ii)    This project includes, or is expected to include, a Four Seasons branded residential component.

    (iii)   Freehold interest.

    (iv)    In addition to providing management services to this property, we have a guarantee or other off-balance sheet commitment in respect of this property. See "Off-Balance Sheet Arrangements"
            in Management's Discussion and Analysis.

    (v)     We have a preferred profits interest derived from previously existing subordinated loans to the resort or property of
            approximately $17.4 million in aggregate plus a loan in the amount of $6.0 million to an entity that owns approximately 85%
            of the entity that owns the hotel.

    (vi)    Leasehold interest.

    (vii)   We have entered into an agreement to manage a new 140 room Four
            Seasons hotel in Kuala Lumpur and have reached agreement with the owner of the existing Kuala Lumpur hotel to transition out of managing that Regent property as of May 31, 2007.

    (viii)  The Four Seasons Hotel Damascus is located in Damascus, Syria, a country that is on the U.S. list of state sponsors of
            terrorism and that is subject to U.S. regulations (including prohibitions on dealings with specified entities) and
            legislatively mandated penalties (including export sanctions and ineligibility to receive most forms of U.S. aid or to purchase
            U.S. military equipment).

    (ix)    Subject to satisfaction of certain conditions, we may invest up to $4.08 million to acquire up to an 18% interest in conjunction with a proposed expansion and renovation of Four Seasons Hotel
            Istanbul and new management contract related to Four Seasons
            Hotel Istanbul at the Bosphorus.

    (x)     Four Seasons Hotels Limited ("FSHL") is the tenant of the land and premises constituting Four Seasons Hotel London. FSHL has entered into a sublease of the hotel with the entity on whose behalf we manage the hotel. The annual rent payable by FSHL under the lease is the same as the annual rent that is payable by the sub-tenant pursuant to the sublease.
    >>

    Properties under Construction or Development

    We currently have 30 properties under construction or development that are to be operated under the Four Seasons name. We expect 20 of those properties to include a residential branded component. The following table provides an overview of these properties:

    <<
    -------------------------------------------------------------------------
                                            Approximate         Capital
    Hotel/Resort and Location(i),(ii)     Number of Rooms    Commitment(iii)
    -------------------------------------------------------------------------
    Scheduled 2007/2008 Openings
    -------------------------------------------------------------------------
    Four Seasons Hotel Alexandria, Egypt        125
    -------------------------------------------------------------------------
    Four Seasons Hotel Beijing, People's
     Republic of China                          325               YES
    -------------------------------------------------------------------------
    Four Seasons Hotel Beirut, Lebanon          235               YES
    -------------------------------------------------------------------------
    Four Seasons Resort Bora Bora, French
     Polynesia(iv)                              105               YES
    -------------------------------------------------------------------------
    Four Seasons Hotel Florence, Italy          120
    -------------------------------------------------------------------------
    Four Seasons Hotel Hangzhou, People's
     Republic of China                          100
    -------------------------------------------------------------------------
    Four Seasons Hotel Istanbul at the
     Bosphorus, Turkey                          170               YES
    -------------------------------------------------------------------------
    Four Seasons Hotel Macau, Special
     Administrative Region of the
     People's Republic of China(iv)             370
    -------------------------------------------------------------------------
    Four Seasons Resort Mauritius,
     Republic of Mauritius(iv)                  120               YES
    -------------------------------------------------------------------------
    Four Seasons Hotel Moscow, Russia(iv)       185               YES
    -------------------------------------------------------------------------
    Four Seasons Hotel Mumbai, India(iv)        230               YES
    -------------------------------------------------------------------------
    Four Seasons Hotel Seattle,
     Washington USA(iv)                         150               YES
    -------------------------------------------------------------------------
    Four Seasons Resort Seychelles,
     Seychelles(iv)                              65
    -------------------------------------------------------------------------

    Beyond 2008
    -------------------------------------------------------------------------
    Four Seasons Hotel Bahrain, Bahrain         270
    -------------------------------------------------------------------------
    Four Seasons Hotel Baltimore,
     Maryland, USA(iv)                          200               YES
    -------------------------------------------------------------------------
    Four Seasons Resort Barbados,
     Barbados(iv)                               120
    -------------------------------------------------------------------------
    Four Seasons Resort Cham Island,
     Vietnam                                     80
    -------------------------------------------------------------------------
    Four Seasons Hotel Doha at the
     Pearl, Qatar(iv)                           250               YES
    -------------------------------------------------------------------------
    Four Seasons Hotel Dubai, United
     Arab Emirates(iv)                          375
    -------------------------------------------------------------------------
    Four Seasons Hotel Guangzhou,
     People's Republic of China(iv)             325
    -------------------------------------------------------------------------
    Four Seasons Hotel Kuala Lumpur,
     Malaysia(iv)                               275
    -------------------------------------------------------------------------
    Four Seasons Hotel Kuwait, Kuwait           300
    -------------------------------------------------------------------------
    Four Seasons Hotel Marrakech,
     Morocco(iv)                                140               YES
    -------------------------------------------------------------------------
    Four Seasons Hotel Moscow Kamenny
     Island, Russia(iv)                          80               YES
    -------------------------------------------------------------------------
    Four Seasons Hotel New Orleans,
     Louisiana, USA(iv)                         240               YES
    -------------------------------------------------------------------------
    Four Seasons Resort Puerto Rico,
     Puerto Rico(iv)                            250               YES
    -------------------------------------------------------------------------
    Four Seasons Hotel Shanghai at
     Pudong, People's Republic of
     China(iv)                                  190               YES
    -------------------------------------------------------------------------
    Four Seasons Hotel St. Petersburg,
     Russia                                     200               YES
    -------------------------------------------------------------------------
    Four Seasons Hotel Toronto, Ontario,
     Canada(iv)                                 265               YES
    -------------------------------------------------------------------------
    Four Seasons Resort Vail, Colorado,
     USA(iv)                                    120               YES
    -------------------------------------------------------------------------
    (i)   Information concerning hotels, resorts and residential projects under construction or under development is based upon agreements and letters of intent and may be subject to change prior to the completion of the project. The dates of scheduled openings have been estimated by management based upon information provided by the various developers. There can be no assurance that the date of scheduled opening will be achieved or that these projects will be completed. In particular, in the case where a property is scheduled to open near the end of a year, there is a greater possibility that the year of opening could be changed. The process and risks associated with the management of new properties are dealt with in greater detail under "Operating Risks".

    (ii)  We have made an investment in Orlando, Florida, in which we expect to include a Four Seasons Residence Club and/or a Four Seasons branded residential component. The financing for this project has not yet been completed and therefore a scheduled opening date cannot be established at this time.

    (iii) The aggregate capital commitment for the properties indicated is
          $129.0 million, of which nothing has been funded and $24.1 million is expected to be funded in the remainder of 2007. These amounts include capital commitments in respect of Four Seasons branded residential projects under construction or development.

    (iv)  We expect this project to include a Four Seasons branded residential component.

                              Three-Year Review

    -------------------------------------------------------------------------
    (In millions of dollars except
     per share amounts and unless
     otherwise noted)                         2006         2005         2004
    -------------------------------------------------------------------------
    Statements of Operations Data:
    -------------------------------------------------------------------------
    Total revenues                      $    253.4   $    248.3   $    261.3
    -------------------------------------------------------------------------
    Management Operations:
    -------------------------------------------------------------------------
      Fee revenues(i)                   $    141.3   $    114.8   $    109.2
    -------------------------------------------------------------------------
      Management operating earnings
       before other items(ii),(iv)            78.9         56.7         61.6
    -------------------------------------------------------------------------
    Ownership Operations:
    -------------------------------------------------------------------------
      Hotel ownership revenues                33.4         65.5         97.7
    -------------------------------------------------------------------------
      Ownership operating earnings (loss)
       before other items(iii),(iv)            1.2         (0.6)        (2.2)
    -------------------------------------------------------------------------
    Operating earnings before other
     items(v)                                 80.1         56.1         59.4
    -------------------------------------------------------------------------
    Depreciation and amortization            (14.6)       (11.2)       (11.8)
    -------------------------------------------------------------------------
    Other expenses, net(vi)                   (3.8)       (89.2)       (11.9)
    -------------------------------------------------------------------------
    Interest income                           22.4         16.8         13.0
    -------------------------------------------------------------------------
    Interest expense                         (14.9)       (11.5)       (10.4)
    -------------------------------------------------------------------------
    Earnings (loss) before income
     taxes(vii)                               69.2        (39.0)        38.3
    -------------------------------------------------------------------------
    Income tax recovery (expense)            (18.9)        10.8        (12.6)
    -------------------------------------------------------------------------

    Net earnings (loss)                 $     50.3   $    (28.2)  $     25.7
    -------------------------------------------------------------------------
    Earnings (loss) per share:
    -------------------------------------------------------------------------
      Basic                             $     1.36   $    (0.77)  $     0.72
    -------------------------------------------------------------------------
      Diluted                           $     1.33   $    (0.77)  $     0.69
    -------------------------------------------------------------------------
    Weighted average number of shares
     (millions):
    -------------------------------------------------------------------------
      Limited Voting Shares                   33.1         32.9         31.8
    -------------------------------------------------------------------------
      Variable Multiple Voting Shares          3.7          3.7          3.8
    -------------------------------------------------------------------------
    Cash Flow Data:
    -------------------------------------------------------------------------
    Cash provided by operating
     activities                         $     78.0   $     26.5   $     44.4
    -------------------------------------------------------------------------
    Cash provided by (used in) investing
     activities                                6.6        (10.3)       (41.2)
    -------------------------------------------------------------------------
    Cash provided by financing activities     29.8          3.9         82.6
    -------------------------------------------------------------------------
    Balance Sheet Data:
    -------------------------------------------------------------------------
    Cash and cash equivalents           $    358.9   $    242.2   $    226.4
    -------------------------------------------------------------------------
    Total assets                             992.0        880.2        902.1
    -------------------------------------------------------------------------
    Long-term obligations                    266.8        273.8        253.0
    -------------------------------------------------------------------------
    Shareholders' equity                     648.5        546.7        584.9
    -------------------------------------------------------------------------
    Other Data:
    -------------------------------------------------------------------------
    Total revenues of all managed
     hotels and resorts(viii)           $  2,943.8   $  2,559.7   $  2,240.9
    -------------------------------------------------------------------------
    Management operations profit margin
     (excluding reimbursed costs and the
     impact of foreign exchange forward
     contracts)                               55.8%        49.4%        56.4%
    -------------------------------------------------------------------------
    Market price per share at
     year-end (C$)                      $    95.02   $    57.84   $    98.11
    -------------------------------------------------------------------------
    Cash dividends declared per
     share (C$):
    -------------------------------------------------------------------------
      Limited Voting Shares             $     0.11   $     0.11   $     0.11
    -------------------------------------------------------------------------
      Variable Multiple Voting Shares   $    0.055   $    0.055   $    0.055
    -------------------------------------------------------------------------

    Shares outstanding (millions):
    -------------------------------------------------------------------------
      Limited Voting Shares                   33.7         32.9         32.9
    -------------------------------------------------------------------------
      Variable Multiple Voting Shares          3.7          3.7          3.7
    -------------------------------------------------------------------------
    Market capitalization at
     year-end (C$)                      $  3,552.5   $  2,119.3   $  3,591.7
    -------------------------------------------------------------------------
    Employees(ix)                           33,280       31,420       31,300
    -------------------------------------------------------------------------
    (i)     Fee revenues are comprised of hotel management fees and other fees.

    (ii)    Management operating earnings before other items are comprised of hotel management fees, other fees and reimbursed costs, less general and administrative expenses and reimbursed costs.

    (iii)   Ownership operating earnings (loss) before other items is equal to hotel ownership revenues less hotel ownership cost of sales and expenses.

    (iv)    Our strategy is to focus on Management Operations rather than
            Ownership Operations. Four Seasons Hotel Vancouver is our only remaining hotel whose results we currently consolidate. As a result, commencing January 1, 2006, corporate expenses are reflected in our results as general and administrative expenses in the consolidated statements of operations for the year ended
            December 31, 2006. Corporate expenses for the year ended
            December 31, 2005 and 2004 that previously were included in our
            Ownership Operations segment have been reclassified to our
            Management Operations segment and included in general and
            administrative expenses in our consolidated statements of
            operations.

    (v)     Operating earnings before other items is equal to net earnings
            (loss) plus (i) income tax expense less (ii) income tax
            recovery plus (iii) interest expense less (iv) interest income plus (v) other expenses less (vi) other income plus (vii)
            depreciation and amortization. Operating earnings before other items is a non-GAAP measure and is not intended to represent cash flow from operations, as defined by Canadian GAAP, and it should not be considered as an alternative to net earnings, cash flow from operations or any other measure of performance prescribed by GAAP. Our operating earnings before other items may also not be comparable to operating earnings before other items used by other companies, which may be calculated
            differently. We consider operating earnings before other items to be a meaningful indicator of our operations and we use it as a measure to assess our operating performance. It is included because we believe it can be useful in measuring our ability to service debt, fund capital expenditures and expand our
            business. Operating earnings before other items is also used by investors, analysts and our lenders as a measure of our
            financial performance.

    (vi)    Other expenses, net in 2004 is primarily attributable to an accounting loss incurred on the redemption of the Company's
            Liquid Yield Option Notes which were issued in 1999.

    (vii)   Earnings (loss) before income taxes represent operating
            earnings before other items less (i) depreciation and
            amortization plus (ii) other income less (iii) other expenses plus (iv) interest income less (v) interest expense.

    (viii)  Total revenues of all managed hotels and resorts consist of rooms, food and beverage, telephone and other revenues of all the hotels and resorts that we manage.

    (ix)    We directly employ, and are financially responsible for,
            approximately 515 people at our various corporate offices, worldwide sales offices and central reservations office. Of these corporate employees, almost half are devoted to sales and marketing activities (including our worldwide reservations service), the cost of which is reimbursed by the hotels and resorts that we manage. In addition, there are approximately
            32,800 employees located at the 74 hotels and resorts that we manage, many of which include a residential component. All costs relating to these property-based employees, including wages, salaries and health and insurance benefits, are the responsibility of the property owners and are generally paid out of the operating cash flow of the property.

                               Operating Risks

    Our business is subject to many risks and uncertainties, including those discussed below.

    Geopolitical, Economic and Lodging Industry Conditions

    We focus exclusively on the luxury segment of the lodging industry, which is subject to operating risks inherent in the industry. These risks include, among other things:

        -  changes in general, local and industry-specific economic and financial conditions, such as the airline industry,
        -  periodic overbuilding in the industry or a specific market,
        -  varying levels of demand for rooms and related services (including food and beverage and function space),
        -  competition from other properties,
        -  changes in travel patterns,
        -  the recurring need for renovation, refurbishment and improvement of hotel and resort properties,
        -  changes in wages, benefits, prices, construction and maintenance, insurance and operating costs that may result from inflation or otherwise,
        -  government regulations,
        -  changes in taxes and interest rates,
        -  currency fluctuations,
        -  the availability and cost of financing for operating or capital requirements,
        -  natural disasters,
        -  extreme weather conditions,
        -  labour disputes,
        -  infectious diseases, and
        -  war, civil unrest, terrorism, international conflict and political instability.

    We operate and have interests in luxury hotels, resorts and serviced and branded residential projects in many areas of the world and our revenues are dependent upon the results of the individual properties. The conditions listed above can have, and have from time to time had, a significant adverse impact upon individual properties or particular regions. A period of economic recession or downturn in any of the world's primary outbound travel markets could materially and adversely affect, and have from time to time materially and adversely affected, our business, results of operations and financial condition, including fee revenue and ownership earnings. An economic downturn generally affects ownership results to a significantly greater degree than management results due to the high fixed costs associated with hotel ownership.

    Competition

    The luxury segment of the hotel and resort industry is subject to intense competition, both for guests and for the acquisition of new management agreements. Competition for guests arises primarily from other luxury hotel chains, individual luxury hotels and resorts and a limited number of luxury properties operated by larger hotel chains. That competition is primarily based on, among other things, brand name recognition, location, room rates and quality of service and accommodations. Demographic, geographic and other changes in specific market conditions could materially and adversely affect the convenience or desirability of the locales in which hotels and resorts that we manage are located.
    We compete for management opportunities with other operators of luxury hotels. We believe that our ability to obtain management agreements is based primarily on the value and quality of our management services, brand name recognition and the economic advantages to the hotel owner of retaining our management services and using our brand name. We also believe that an owner's assessment of the economic advantages of retaining our management services and using our brand name is, in part, a function of the success of the hotels and resorts currently under management by us. Competitive factors also include relationships with hotel owners and investors, marketing support, reservation system capacity and the ability to make investments that may be necessary to obtain management agreements. Our failure to compete successfully for expansion opportunities or to attract and maintain relationships with current hotel owners could materially and adversely affect our business, results of operations and financial condition.

    Dependence on Management Agreements

    Management agreements expire in the ordinary course, and may in certain circumstances be renegotiated and be subject to termination upon the occurrence of specified events. Failure to obtain new management agreements or maintain existing management agreements could materially and adversely affect our business, results of operations and financial condition. We manage hotels and resorts for various owners subject to the terms of each property's management agreements. Those agreements generally can be terminated by the non- defaulting party upon default in payment or unremedied failure to comply with the terms of the agreements unless, in most cases, such default or unremedied failure was caused by typical force majeure events. Most of the management agreements are subject to performance tests that, if not met, could allow the agreements to be terminated by the owner prior to the expiration of their respective terms. The failure to maintain the standards specified in the agreement or to meet the other terms and conditions of an agreement, including a performance test, could result in the loss or cancellation of a management agreement. Typically, but not in all cases, we have certain rights to cure a default to avoid termination. Substantially all of the management agreements include typical force majeure events, which, if they were to occur would prevent the termination of the management agreements. Some management agreements also can be terminated, subject in certain cases, to a payment to us, upon a change in use of the property or upon a sale by the owner to a new owner who does not wish to retain the existing agreement.

    In the event of bankruptcy involving a property and foreclosure, a management agreement may be terminated in most jurisdictions, unless the lender has executed a non-disturbance agreement that is enforceable under applicable bankruptcy laws. We generally have non-disturbance agreements with the lenders to owners of hotels and resorts that we manage. Where no non-
disturbance agreement is in place or where it is not enforceable under applicable bankruptcy laws, the risk of loss of a management agreement increases where the owner incurs debt at the property level that cannot be serviced adequately. In some jurisdictions, particularly in the United States, management agreements have been construed by courts to create an agency relationship that is terminable by the owner, notwithstanding any provision of the agreement that purports to make the agreement not terminable under such circumstances. In such circumstances, we would generally have an unsecured claim for breach of contract against the owner of the hotel or its trustee in bankruptcy.
    Management agreements for hotels and resorts we manage have varying remaining terms (including extension periods that we may elect) and have remaining terms averaging of approximately 51 years. Renewal of management agreements at the end of their term is the subject of negotiation between us and the relevant owners. There can be no assurance that any particular management agreement or agreements will be renewed or with respect to the terms and conditions of any renewal.

    Dependence on Property Owners

    As a result of our strategic decision to focus on management as opposed to ownership of hotel and resort properties, our growth opportunities are dependent in part on our ability to establish and maintain satisfactory relationships and enhance those relationships with existing and new property owners. Those growth opportunities are also dependent on access to capital by these investors. In 2006, one owner had an ownership interest in a combination of hotels, resorts and serviced and branded residential properties managed by
Four Seasons that represented in excess of 10% of our fee revenues from management operations. A failure by us to maintain satisfactory relationships with any owner or owners of a significant number of properties could have a material adverse effect on our business, results of operations and financial condition.

    Risk Associated with Expansion, Growth and New Construction

    An element of our business strategy is to increase the number of hotels and resorts under management. That expansion is dependent upon a number of factors, including the identification of appropriate management opportunities, competing successfully for the management agreements relating to those opportunities, availability of financing for new developments and timely completion of construction of new hotels and resorts (or the refurbishment of existing properties) that are, or are to be, managed by us.
    From time to time, the hotel industry has experienced periods during which financial institutions generally have been reluctant to provide financing for the construction of real estate properties, including hotels and resorts. There can be no assurance that we will be able to obtain financing for projects or that the terms on which such financing can be obtained will be acceptable to us. The inability to obtain financing for a project could cause cancellation of, or short-term interruption in, the progress or completion of properties under construction or development.
    Additionally, any construction project entails significant construction risks that could delay or result in a substantial increase in the cost of construction. The opening of newly constructed properties, in particular, is contingent upon, among other things, receipt of all required licences, permits and authorizations, including local land use permits, building and zoning permits, health and safety permits and liquor licences. Changes or concessions required by regulatory authorities could also involve significant additional costs and delays or prevent completion of construction or opening of a project. As a result of the global nature of our business, these regulatory matters arise in a number of jurisdictions, many of which have distinctive regulatory regimes.

    Investments in and Advances to Managed and Owned Properties

    We have made investments in, and/or advances in respect of or to owners of, hotels and resorts that we manage, to enable us to acquire the management agreements for those properties or to enhance the terms of those agreements.
Currently, we hold an ownership interest in, or have made advances in respect of, 34 of the 74 hotels and resorts that we manage. We also have one remaining
100% leasehold interest in the Four Seasons Hotel Vancouver. We also have made, or expect to make in the near term, investments in, or advances in respect of or to owners of, 18 of the 30 properties under construction or development. The book value of total investments and advances as at
December 31, 2006 was approximately $380 million.
    In addition to the risks associated with the operation of a hotel, we are subject to risks generally related to owning and leasing real estate in connection with these properties. These risks include, among others, adverse changes in general or local economic conditions, local real estate market conditions, property and income taxes, interest rates, the availability, cost and terms of financing, the financial stability of the property owner, liability for long-term lease obligations, the availability and costs of insurance coverage, the potential for uninsured casualty and other losses, the impact of present or future legislation or regulation (including those relating to the environment), adverse changes in zoning laws and other regulations, civil unrest, terrorism, war and political instability. In addition, these investments in real estate are relatively illiquid and our ability to dispose of our ownership interests, particularly our leasehold interests, in response to changes in economic or other conditions may be limited. Further, advances to owners of properties are typically subordinated and, in any event, may be subject to loss in the event of insolvency of the owner to which an advance was made. Any of these factors could result in material operating losses by us or a particular hotel or resort and possibly the whole or partial loss of our investment in the property or the inability to collect advances outstanding. Holding an interest in a hotel also introduces risks associated with funding of capital expenditures and incurring our proportionate share of any operating losses. Where cash and working capital reserves provided by hotel operations are insufficient, debt service, major repairs, renovations, refurbishments, alterations or other capital expenditures generally must be funded by the owners of the hotels and resorts, including us in some cases.

    Debt Rating Risks

    Our corporate rating is currently investment grade (BB+) as rated by
Standard & Poor's. Our senior unsecured debt is currently rated by three debt rating agencies (Standard & Poor's: BBB-; Moody's: Baa3 with stable outlook;
Dominion Bond Rating Service: BBB). In each case our rating is under review with the possibility of a down grade as a result of the implementation of the proposed Arrangement Transaction. A negative change in either global economic or political events may result in the rating agencies downgrading the rating and/or outlook for many of the lodging companies, including us, which would result in an increase in our borrowing costs. In addition, pricing of any amounts drawn under our syndicated bank credit facilities (which are undrawn but under which $1.6 million of letters of credit were issued at December 31,
2006) includes a spread to LIBOR ranging between 0.875% and 2.25%, depending upon the ratings from Standard & Poor's and Moody's and certain financial ratios.

    Government Regulation

    We are subject to laws, ordinances and regulations relating to, among other things, taxes, environmental matters, the preparation and sale of food and beverages, accessibility for disabled persons and general building and zoning requirements in the various jurisdictions in which we manage hotels and resorts. Owners and managers of hotels and resorts also may be subject to laws governing the relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. In addition, the properties we manage (and in, or in respect of which, we may have made advances or investments) may be located in countries (such as
Syria), which may from time to time be subject to international trade restrictions, regulations or other forms of economic or political sanction.
Compliance with these laws can affect the revenues and profits of properties managed by us or could materially and adversely affect our business, results of operations and financial condition.
    Four Seasons, as the current or previous owner or operator of certain hotels, could be liable for investigation and clean-up of contamination and other corrective or remedial action under various laws, ordinances and regulations relating to environmental matters. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the condition requiring environmental response and whether the party is currently or formerly the owner or manager of the property. The presence of contamination from hazardous or toxic substances, or the failure to properly remediate a contaminated property, may affect the ability to use the property for its intended purpose, to sell or rent the property, or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the cost of removal or remediation of substances at the disposal or treatment facility.
In connection with the operation and ownership of various properties, we could be held liable for the cost of remedial action with respect to environmental matters. We are not aware of any potential material environmental liabilities for which we will be responsible with respect to any of the properties which we currently manage or previously managed.
    Pursuant to the management agreements to which we are a party, the owner is responsible for the costs and expenses of the employees at each hotel and for all costs, expenses and liabilities incurred in connection with the operation of the hotel, including compliance with government regulations.
However, as the manager, we may be contingently liable for certain liabilities in respect of which we do not maintain insurance, including certain workers'
compensation claims, environmental liabilities and, in respect of hotels in the United States, claims arising under the Americans with Disabilities Act.
    We generally obtain indemnities from the owners of the hotels that we manage in respect of these liabilities. The value of those indemnities is dependent upon, among other things, the financial condition of the owners who have provided them.

    Political Risk

    We currently manage and in some cases have an ownership interest in hotels and resorts in 31 countries and currently have development plans to open hotels and resorts in 13 additional countries around the world. In certain of these countries, from time to time, the related assets and revenues may be exposed to political and other risks associated with foreign investment. In some jurisdictions, at certain times, there may be a risk that we may have difficulty enforcing our contractual rights relating to our assets including our non-disturbance agreements and any security relating to our loan receivables if due process of law is not respected.

    Insurance

    Our management agreements require the hotels and resorts that we manage to be insured against property damage, business interruption and liability at the expense of the owner of the property. Under these policies we are also typically insured against loss of fee income in the event of a temporary business interruption at any of the hotels and resorts that we manage. We also maintain our own insurance coverage in respect of liability, in excess of that obtained at the property level. In addition, we obtain indemnities from the owners of the hotels and resorts that we manage in respect of damages caused by acts, omissions and liabilities of the employees of the property or of Four
Seasons, other than damages resulting from certain actions of Four Seasons and certain senior management personnel. Insurance premiums are continuing to increase and underwriters are imposing increasingly restrictive terms and conditions. All lines of coverage generally have been affected; however, commercial properties generally continue to be the most difficult to insure.
Exposures for terrorism, cyber perils and toxic mould are now common exclusions. If we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of that coverage or if the indemnities were insufficient for any reason, including as a result of the owner's or indemnitor's financial condition, our business, results of operations and financial condition could be materially and adversely affected.

    Legal Proceedings

    In the ordinary course of our business, we are named as a defendant in legal proceedings resulting from incidents taking place at properties we manage or in which we have an ownership interest. We maintain comprehensive liability insurance and also require owners to maintain adequate insurance coverage as described above under "Insurance". We believe such coverage to generally be of a nature and amount sufficient to ensure that we are adequately protected from suffering material financial loss as a result of such claims.

    Currency Exposure

    We have entered into management agreements with respect to hotels throughout the world and accordingly, earn revenue and make investments and advances in many foreign currencies. Our most significant currency is US dollars, as approximately half of our revenues and assets currently are US dollar-denominated, as are the majority of our investment commitments.
However, we incur the majority of our costs in Canadian dollars and our most significant liability (which is related to our convertible senior notes) is a
Canadian dollar obligation.
    In 2005, we adopted US dollars as our reporting currency. This means that our Canadian dollar consolidated financial statements are translated into US dollars for reporting purposes. Our consolidated statements of operations, consolidated statements of cash provided by operations and consolidated statements of cash flow are translated using the weighted average exchange rates for the period, and assets and liabilities are converted from Canadian dollars into US dollars at the foreign exchange rate applicable at the balance sheet date.
    We have not changed our functional currency, which remains Canadian dollars, or the functional currencies of any of our subsidiaries. As a result, while US dollar reporting will minimize the currency fluctuations related to the majority of our US dollar management fee revenues, it will not eliminate the impact of foreign currency fluctuations related to our management fees in other currencies, or our general and administrative expenses, which are incurred primarily in Canadian dollars. It will also not eliminate foreign currency gains and losses related to un-hedged net monetary assets and liability positions. As such, our consolidated results will continue to include gains and losses related to foreign currency fluctuations. The impact of foreign currency gains and losses has been material in the past and could continue to be material in the future.

    We endeavour to match foreign currency revenues to costs and investment commitments to provide a natural hedge against currency fluctuations, although there can be no assurance that these measures will be effective in the management of those risks. We also endeavour to manage our currency exposure through, among other things, the use of foreign exchange forward contracts. As at December 31, 2006, we held $39.1 million in foreign exchange forward contracts for the sale of US dollars into Canadian dollars to meet our operating needs. In addition, certain currencies are subject to exchange controls or are not freely tradeable and as a result are relatively illiquid.
We attempt to minimize our foreign currency risk by monitoring our cash position, keeping fee receivables current, monitoring the political and economic climate and considering whether to insure convertibility risk in each country in which we manage a property. In certain properties, the foreign currency risk is further mitigated by pricing room rates in US dollars.
However, no assurances can be given as to whether our strategies relating to currency exposure will be successful or that foreign exchange fluctuations will not materially adversely affect our business, results of operations and financial condition.

    Seasonality/Quarterly Predictability

    Our hotels and resorts are generally affected by normally recurring seasonal patterns and, for most of the properties, demand is typically lower in December through March than during the remainder of the year.
    Management operations are seasonal in nature, as fee revenues are affected by the seasonality of hotel and resort revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter, which has a negative impact on management revenues. However, this negative impact on management revenues generally is offset, to some degree, by increased travel to resorts in that quarter and may be offset to a greater extent as the portfolio of resort properties that we manage increases. However, seasonality can be affected by specific local events that can cause, and from time to time have caused, unanticipated disruptions to the operations of certain of the properties we manage.
    In addition, certain management fees, in particular incentive fees and residential royalty fees, are difficult to predict both in terms of timing and amount and can be impacted to a greater extent than other elements of our business by economic cycles, interest rate levels and other external factors.
Although the majority of our management fees are based on the total revenues of the properties we manage and as a result are easier to predict, fluctuations in our incentive fees and residential royalty fees can cause volatility in our earnings, particularly as measured from quarter to quarter.
    Our hotel ownership position is also affected by seasonal fluctuations, with lower revenue, operating profit and cash flow in the first quarter;
ownership positions typically incur an operating loss in the first quarter of each year. Typically, the third quarter has been the strongest quarter for the
Four Seasons Hotel Vancouver.

    Intellectual Property

    In the highly competitive service industry in which we operate, trademarks, service marks and logos are very important in the sales and marketing of those services. We have a significant number of trademarks, service marks and logos, and significant time and effort are expended each year on surveillance, registration and protection of our trademarks, service marks and logos. The loss or infringement of any of our trademarks, service marks or logos could have a material and adverse effect on our business, results of operations and financial condition.

    Risks Associated with the Four Seasons Branded Residential Business

    We currently license and manage Four Seasons branded residential projects, including whole ownership and fractional ownership, in many of our existing hotel and resort locations. We are expanding our presence in the luxury segment of the whole ownership and fractional ownership business with a number of other projects under development. Our ability to successfully develop and sell interests in the residential units that are built, and the various fees earned by us from each residential project, could be materially and adversely affected by one or any combination of the factors described in this "Operating Risks" section. Although we believe that we are in compliance in all material respects with applicable laws and regulations to which the marketing, sale and operation of Four Seasons branded residential projects are currently subject, changes in these requirements or a determination by a regulatory authority that we are not in compliance could materially and adversely affect our business, results of operations and financial condition.

    Dependence on Key Employees

    Our success depends in part on the continued service of our senior executives, who have an average tenure of approximately 23 years with Four
Seasons. In particular, our senior management is responsible for the development and/or maintenance of ongoing relationships with new and existing investors in the properties that are managed by us. The unanticipated departure of individuals responsible for those relationships could have a material and adverse effect on, among other things, relationships affecting properties that are, or that may be, managed by us.

    <<
                        Critical Accounting Estimates
    >>

    The significant accounting policies used by us in preparing our consolidated financial statements are described in note 1 to our consolidated financial statements and should be read to ensure a proper understanding and evaluation of the estimates and judgments made by management in preparing those financial statements. Our consolidated financial statements are prepared in accordance with Canadian GAAP.
    Under Canadian GAAP, we are also required to make estimates when we account for and report assets, liabilities, revenues and expenses, and contingencies. We are also required to evaluate the estimates that we use.
    We base our estimates on past experience and other factors that we believe are reasonable under the circumstances. Because this process of estimation involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.
    We believe the following critical accounting estimates involve the more significant judgments and estimates used in the preparation of our consolidated financial statements.

    Recoverability of Investments

    Estimates are required to be used by management to assess the recoverability of our investments in long-term receivables, hotel partnerships and corporations and management contracts.
    Long-term receivables are reviewed for impairment when significant events or circumstances occur, including, but not limited to, the following: changes in general economic trends, defaults in interest or principal payments, deterioration in a borrower's financial condition or creditworthiness
(including severe losses in the current year or recent years), or a significant decline in the value of the security underlying a loan. We measure the impairment of long-term receivables based on the present value of expected future cash flows (discounted at the original effective interest rate) or the estimated fair value of the collateral. If an impairment exists, we establish a specific allowance for doubtful long-term receivables for the difference between the recorded investment and the present value of the expected future cash flows or the estimated fair value of the collateral. We apply this impairment policy individually to all long-term receivables and do not aggregate long-term receivables for the purpose of applying this policy.

    Investments in hotel partnerships and corporations are written down to their estimated recoverable amount in the event of a decline in value that is other than temporary.
    Investment in management contracts are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of investment in management contracts may not be recoverable. Recoverability is measured by a comparison of the carrying amount of the investment to estimated undiscounted future cash flows expected to be generated by the investment. If the carrying amount of the investment exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the investment exceeds its fair value.
    Estimates of recoverable amounts, future cash flows, and fair values are based on estimates of the profitability of the related managed properties, which, in turn, depend upon assumptions regarding future conditions in the general or local hospitality industry, including competition from other hotels, changes in travel patterns, and other factors that affect the properties' gross operating revenues and profits. Estimates of recoverable amounts, future cash flows, and fair values may also depend upon, among other things, periodic independent valuations, assumptions regarding local real estate market conditions, property and income taxes, interest rates and the availability, cost and terms of financing, the impact of present or future legislation or regulation, debt incurred by the properties that rank ahead of debt owed to us, owners' termination rights under the terms of the management agreements, disputes with owners, and other factors affecting the profitability and saleability of the properties (including the proposed timing of a sale) and our investments. Estimates of recoverable amounts can also be affected by variations in historical and current foreign exchange rates.
    These assumptions, estimates and evaluations are among other things, subject to the availability of reliable comparable data, ongoing geopolitical concerns and the uncertainty of predictions concerning future events.
Accordingly, estimates of recoverable amounts, future cash flows, and fair values are subjective and may not ultimately be achieved. Should the underlying circumstances change, the estimated recoverable amounts and future cash flows could change by a material amount.

    Fixed Assets

    Fixed assets include land, buildings, furniture, fixtures, equipment and leasehold interests and improvements (including our 100% leasehold interest in
Four Seasons Hotel Vancouver), which are all recorded at cost. Our fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss will be recorded if the projected undiscounted future cash flows from the fixed assets are less than the net book value of the fixed assets. Impairment losses are measured by the excess of the book value over the fair value of the asset. Future cash flows are forecasted on an asset specific basis based on our intentions with respect to the asset, historical results and recent trends or events that may impact the asset's future performance, including general economic conditions, property and income taxes, the impact of present or future legislation or regulation, and other factors affecting the recoverability of the fixed assets.

    Retirement Benefit Plan

    We maintain an unfunded, multiemployer, non-contributory, defined benefit retirement plan on behalf of four active executives and 14 retired executives and general managers, as well as the owner of two of our managed properties
(see "Other Income (Expenses), Net - Retirement Benefit Plan" discussed above). The accrued benefit liability of $26.3 million that is recorded on our balance sheet in "Long-term obligations" as at December 31, 2006 excludes the accrued benefit liability owed by the owner of the two managed properties in respect of the general managers of those properties. Due to the long-term nature of the defined benefit plan, the calculation of benefit expenses and liabilities depends on various assumptions, such as discount rates, expected rates of increase in future compensation levels, retirement age, and mortality. These assumptions are determined by management and are reviewed annually by the actuaries. Actual future experience that differs from the assumed or future changes in assumptions may affect the amounts of benefit liability and expense. For further details on our retirement plan expense and liability, see note 14(b) of our consolidated financial statements.

    Income Taxes

    We account for income taxes using the liability method and calculate our income tax provision based on the expected tax treatment of transactions recorded in our consolidated financial statements. Under this method, future tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. In determining the current and future components of the tax provision, management interprets tax legislation in a variety of jurisdictions and makes assumptions about the expected timing of the reversal of future tax assets and liabilities. If our interpretations differ from those of the tax authorities, enacted tax rates change or the timing of reversals is not as anticipated, the tax provision could materially increase or decrease in future periods.
    In measuring the amount of future income tax assets and liabilities, we are periodically required to develop estimates of the tax basis of assets and liabilities. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, changes in these estimates could occur that could materially affect the amounts of future income tax assets and liabilities recorded in our consolidated financial statements. For the year ended December 31, 2006, the most significant tax basis estimate that would be affected by differences in interpretation of tax laws was the accumulated net operating losses carried forward of $56.5 million.
    For every material future tax asset, we evaluate the likelihood of realization of some portion or all of the asset. This evaluation is based on, among other things, expected levels of future taxable income and the pattern and timing of reversals of temporary timing differences that give rise to future tax assets and liabilities. If, based on the available evidence, we determine that it is more likely than not (a likelihood of more than 50%) that all or some portion of a future tax asset will not be realized, we record a valuation allowance against that asset. For the year ended December 31, 2006, the future income tax assets were $23.7 million, net of a valuation allowance of $13.6 million.

    <<
       Recent Canadian Accounting Standards Issued but Not Yet Adopted

    Financial Instruments

    In January 2005, the Canadian Institute of Chartered Accountants ("CICA")
issued three new accounting standards related to financial instruments:
Section 3855, "Financial Instruments - Recognition and Measurement", Section
3865, "Hedges", and Section 1530, "Comprehensive Income". These new standards are effective for fiscal years beginning on or after October 1, 2006. Section
3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. Section 3865 provides additional accounting treatments to Section 3855 for entities, which choose to designate qualifying transactions as hedges for accounting purposes, by specifying how hedge accounting is applied and the required disclosures. It also defines a fair value hedge, a cash flow hedge and a hedge of a net investment in a self sustaining foreign operation and provides guidance on how to account for each.
In addition, it requires that any ineffectiveness in a hedging relationship be recorded immediately in income. Section 1530 introduces a new requirement to present certain revenues, expenses, gains and losses, which may include the impact of certain financial instruments, that otherwise would not be immediately recorded in income in a comprehensive income statement with the same prominence as other statements that constitute a complete set of financial statements. We are still assessing the implications of these new standards and have not yet determined the impact of the implementation of these standards on our 2007 consolidated financial statements.

    <<
                           Controls and Procedures

    Disclosure Controls and Procedures

    Our management, with the participation of the Chief Executive Officer and
Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the rules of the SEC and the policies of the Canadian Securities Administrators (CSA)) as at December 31, 2006, and
has concluded that such disclosure controls and procedures are effective.

    Management's Annual Report on Internal Control over Financial Reporting

    The following report is provided by management in respect of our internal control over financial reporting:

    (1) Our management is responsible for establishing and maintaining adequate internal control over financial reporting for Four Seasons
        Hotels Inc. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles in Canada. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
    (2) Our management has used criteria set forth by the Committee of
        Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate as at December 31, 2006, the effectiveness of our internal control over financial reporting.

    (3) As at December 31, 2006, our management assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no material weaknesses in our internal control over financial reporting that have been identified by management.
    (4) KPMG LLP, which has audited the consolidated financial statements of
        Four Seasons Hotels Inc. for the year ended December 31, 2006, has also issued a report on management's assessment of the effectiveness of our internal control over financial reporting and our financial statements under Auditing Standard No. 2 of the Public Company
        Accounting Oversight Board (United States). This report is included with the consolidated financial statements.
    >>

    Changes in Internal Control over Financial Reporting

    There have been no changes in our internal control over financial reporting during the year ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

    Reporting Currency

    We have historically prepared our consolidated financial statements in
Canadian dollars ("C$"). Effective January 1, 2005, we adopted US dollars as our reporting currency. There were no changes in the functional currency of
FSHI, which remains Canadian dollars, or the functional currencies of any of our subsidiaries.

    <<
                           Additional Information

    Additional information about us (including our most recent Annual
Information Form) is available on our website at www.fourseasons.com/investor, and on SEDAR at www.sedar.com.

                                  Endnotes

    -------------
    (1)  RevPAR is defined as average room revenue per available room. It is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP and is, therefore, unlikely to be comparable to similar measures presented by other issuers. We use
         RevPAR because it is a commonly used indicator of market
         performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort.
         RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties.
         Our calculation of RevPAR may be different than the calculation used by other lodging companies.

    (2)  Reimbursed costs include the reimbursement of all out-of-pocket costs, including sales and marketing and advertising charges.

    (3)  Gross operating profit is defined as gross operating revenues less operating expenses.

    (4)  We have leased and managed Four Seasons Hotel Vancouver since 1976.
         The lease on Four Seasons Hotel Vancouver expires in 2020.

    (5)  Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

    (6)  The term "Core Hotels" means hotels and resorts under management for the full year of both 2006 and 2005. However, if a "Core Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a "Core Hotel" in either year. Changes from the 2005/2004 Core Hotels are the additions of
         Four Seasons Resort Scottsdale at Troon North, Four Seasons Resort
         Whistler, Four Seasons Resort Costa Rica at Peninsula Papagayo, Four
         Seasons Hotel Gresham Palace Budapest, Four Seasons Resort Provence
         at Terre Blanche and Four Seasons Hotel Cairo at Nile Plaza, and the
         deletion of The Regent Kuala Lumpur.

    (7)  We have this ability in 70 of 74 of the hotels and resorts that we manage.

    (8)  This includes The Pierre in New York and Four Seasons Hotel Newport
         Beach, which are no longer managed by Four Seasons.

    (9)  Operating earnings before other items is equal to net earnings
         (loss) plus (i) income tax expense less (ii) income tax recovery plus (iii) interest expense less (iv) interest income plus (v) other expenses less (vi) other income plus (vii) depreciation and amortization. Operating earnings before other items is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We consider operating earnings before other items to be a meaningful indicator of operations and use it as a measure to assess our operating performance. It is included because we believe it can be useful in measuring our ability to service debt, fund capital expenditures and expand our business. Operating earnings before other items is also used by investors, analysts and our lenders as a measure of our financial performance.

    (10) Adjusted net earnings is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP. It is, therefore, unlikely to be comparable to similar measures presented by other issuers and should not be considered as an alternative to net earnings, cash flow from operating activities or any other measure of performance prescribed by Canadian GAAP. Our adjusted net earnings may also not be comparable to adjusted net earnings used by other lodging companies, which may be calculated differently. We consider adjusted net earnings to be a meaningful indicator of our operations, and management uses it as a measure to assess our operating performance. Adjusted net earnings is also used by investors, analysts, and our lenders as a measure of our financial performance. As a result, we have chosen to provide this
         information.

    (11) Quarterly and year-to-year computations of per share amounts are made independently. The sum of per share amounts for the quarters may not agree with per share amounts for the year.

    >>
    %CIK: 0001030555

    /For further information: John Davison, Chief Financial Officer, (416)
441-6714; Barbara Henderson, Senior Vice President, Corporate Finance, (416)
441-4329/
    (FSH. FS)

CO:  Four Seasons Hotels and Resorts

CNW 08:51e 12-MAR-07